
13001787



Summit
FINANCIAL GROUP

Strength. Vision. Prosperity.

2012 ANNUAL REPORT


Summit
FINANCIAL GROUP
Strength. Vision. Prosperity.

Corporate Profile

Summit Financial Group, Inc. is a $1.4 billion financial holding company headquartered in Moorefield, West Virginia. We provide a full range of banking services through our subsidiary bank, Summit Community Bank, with 15 banking offices in Virginia and West Virginia.

In addition, we operate Summit Insurance Services, LLC, a full lines insurance agency in Moorefield, West Virginia and Leesburg, Virginia, which also does business as Kelly Insurance Agency in Leesburg, Virginia specializing in group health, life and disability plans.

Report Contents


Regulatory Capital Ratios
(percent)
15
12
9
6
3
0
10.0
6.3
11.3
6.5
11.8
6.9
13.0
7.6
14.0
8.3
2008
2009
2010
2011
2012
Total Risk Based
Leverage


Diluted Earnings Per Share
$ 0.80
$ 0.60
$ 0.40
$ 0.20
$ 0
($0.20)
($0.40)
0.31
(0.11)
(0.31)
0.49
0.60
2008
2009
2010
2011
2012


Non-Performing Assets
(as a % of assets)
10
8
6
4
2
0
3.45
6.78
6.24
8.04
6.77
2008
2009
2010
2011
2012


Tangible Book Value
(per common share)
$11.00
$10.50
$10.00
$ 9.50
$ 9.00
$ 8.50
10.46
10.04
9.90
9.78
10.44
2008
2009
2010
2011
2012


Efficiency Ratio
(percent)
60
55
50
45
40
52.01
56.16
61.27
55.73
52.78
2008
2009
2010
2011
2012

Financial Highlights

Dollars in thousands, except per share amounts	**2012**	2011	Percent Change
FOR THE YEAR			
Interest income	$ 63,884	$ 71,046	-10.1
Interest expense	24,064	31,202	-22.9
Net interest income	39,820	39,844	-0.1
Provision for loan losses	8,500	10,000	-15.0
Net interest income after provision for loan losses	31,320	29,844	4.9
Noninterest income	5,340	5,550	-3.8
Noninterest expense	29,728	30,285	-1.8
Income before income taxes	6,932	5,109	35.7
Income tax expense	1,219	1,035	17.8
Net income	5,713	4,074	40.2
Dividends on preferred shares	777	371	109.4
Income attributable to common shares	$ 4,936	$ 3,703	33.3
AT YEAR END			
Assets	$ 1,387,104	$ 1,450,121	-4.3
Securities	281,539	286,599	-1.8
Loans, net	937,168	965,516	-2.9
Deposits	1,027,125	1,016,500	1.0
Shareholders' equity	108,555	102,566	5.8
CREDIT QUALITY			
Net loan charge-offs	$ 8,279	$ 9,512	-13.0
Nonperforming assets	93,954	116,641	-19.5
Allowance for loan losses	17,933	17,712	1.2
PER SHARE DATA			
Diluted earnings	$ 0.60	$ 0.49	22.5
Book value per common share [a]	11.31	10.68	5.9
Tangible book value per common share [a]	10.44	9.78	6.7
Cash dividends	–	–	n/a
RATIOS			
Return on average equity	5.36%	4.32%	24.1
Return on average assets	0.40%	0.28%	42.9
Equity to assets	7.8%	7.1%	9.9
Tangible equity/Tangible assets	7.3%	6.5%	12.3

(a) Assumes conversion of convertible preferred stock

Letter to Our Shareholders


Summit
FINANCIAL GROUP
Strength. Vision. Prosperity.

To Our Shareholders:

We are pleased to report that 2012 was a year of positive rewards as a result of diligent work by the Summit Team – our board of directors, management and employees – all of whom strive to provide "Service Beyond Expectations". Complementing a profitable 2012, the first quarter of this year is off to a strong start, giving us further signs of continued improvement. Here are some of the highlights that made 2012 a positive year for your Company.

Consistent Profitability
The close of 2012 brought about a highlight which – perhaps more than any single factor – is an indicator that our recent decisions have been sound. At year end, Summit had experienced seven consecutive quarters of profitability. Further, our profitability in 2012 increased 33 percent over 2011.

"At year end, Summit had experienced seven consecutive quarters of profitability."

Reductions In Problem Assets
We are seeing for the first time sustained signs of an economy that is indeed starting to recover. This turnaround is particularly promising in the real estate sector. In 2012, nonperforming assets decreased each quarter, representing an overall reduction of 19.5 percent in 2012. This is notable, particularly in light of the fact we had not seen a sustained improvement in the level of nonperformings for more than three years prior. We continue to manage our problem assets through a combination of asset sales, loan workouts and charge-offs. However, disposition of foreclosed real estate remains difficult to achieve as the return of our real estate markets to normal activity levels has been slow.

Controlling Overhead | Curbing Expenses
The best-run companies are those which understand how to contain costs. During a most challenging economy, Summit's focus continues to be on maintaining efficiency and maximizing resources. The results of our efforts in 2012 show our attention to detail did not go unrewarded.

Our overhead costs declined for the third year in a row. Total noninterest expense has fallen from $32.4 million in 2009 to $29.7 million for 2012 – representing a total 8.2% decrease, or a cumulative savings over these three years of $5.9 million. Furthermore, our overhead has remained unchanged at 2.1% of average assets for each of the past three years.

Our efficiency and control of other expenses has helped to partially offset the losses with problem assets and related expenses. Our efficiency ratio remained consistently good, and actually improved, from 55.7% in 2011 to 53.8% for 2012, providing further validation of our ability to manage costs under less-than-favorable conditions. For example, other banks of our size, on average, typically have 45 more employees than Summit.

Enhancing Our Capital Position
As we have accomplished in each of the past four years, Summit strengthened its capital during 2012. In fact, Summit's leverage capital ratio at the end of 2012 was at its highest in six years, while our total risk-based capital ratio was at the highest it has been in 12 years. This solid financial footing bodes well for our future, giving us added flexibility and putting us in a position to plan confidently for a longer-term growth strategy.

"As we have accomplished in each of the past four years, Summit strengthened its capital during 2012."

Rejuvenated Stock Price
We recognize that a company's stock price is the best measure of shareholder confidence. To this end, we are pleased to note the price of your Summit shares has shown a marked improvement in the past year. This performance over the span of 12 months gives us positive encouragement for continued improvement.

Stock Price
(per common share)


$10.00
$ 9.00
$ 8.00
$ 7.00
$ 6.00
$ 5.00
$ 4.00
$ 3.00
$ 2.00
$ 1.00
0
DEC 31 2008
DEC 31 2009
DEC 31 2010
DEC 31 2011
FEB 28 2013

Summit Financial Group, Inc. 2012 Board of Directors

Oscar M. Bean, Chairman
Dewey F. Bensenhaver
J. Scott Bridgeforth
James M. Cookman
John W. Crites
James (Jay) P. Geary, II
Georgette R. George
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Jeffery E. Hott
Gerald W. Huffman
H. Charles Maddy, III
Duke A. McDaniel
G.R. Ours, Jr.
George W. Pace
Charles S. Piccirillo

Even more impressive, however, was the performance of Summit stock for those shareholders who participated in the Rights Offering of our Series 2011 Preferred Stock near the end of 2011. Through February 2013, those shares have had a total return of over 80 percent.

View From The Summit
Our 2012 results are reflective of the strategies and proactive plans put into place nearly four years ago when economic and financial markets were in critical condition. Today, with an improving stock price, consistent profitability, solid capital position and sound management practices, we are optimistic regarding what your Company can accomplish over the next year and beyond.

We're Listening
The annual meeting of shareholders of Summit Financial Group, Inc. will be Thursday, May 16, 2013, 1:00 PM at the holding company headquarters in Moorefield, West Virginia. We value the input and feedback of every shareholder and encourage your attendance and involvement at this year's event. The annual meeting is your opportunity to meet with Directors and various management teams to not only share your ideas, but more clearly understand how we are building and sustaining the value in your company.

If you are unable to attend, we personally invite you to write or call so we can hear from you. Summit Financial Group has long prided itself in sustaining open lines of communication with each of you. Your feedback remains an important part of this process.

Here's to a prosperous outlook for the remainder of 2013.

Oscar M. Bean

Oscar M. Bean
Chairman

H. Charles Maddy, III
President & Chief Executive Officer

Summit Financial Group, Inc.

H. Charles Maddy, III
President & Chief Executive Officer

Robert S. Tissue
Senior Vice President & Chief Financial Officer

Scott C. Jennings
Senior Vice President & Chief Operating Officer

Patrick N. Frye
Senior Vice President &
Chief of Credit Administration

Douglas T. Mitchell
Senior Vice President & Chief Banking Officer

Bradford E. Ritchie
Senior Vice President

Julie R. Cook
Vice President & Chief Accounting Officer

Danyl R. Freeman
Vice President & Director of Human Resources

John A. Harper
Vice President of Lending Operations

Russell F. Ratliff, Jr.
Vice President of Lending Operations

Angela Zirk
Assistant Vice President,
Director of Marketing & Public Relations

Jessica Chew
Director of Accounting

Sharetta Coleman
Director of Audit & Chief Risk Officer

John Davis
Director of Information Technology

Teresa D. Ely
Director of Shareholder Relations

Tina Martin
Director of Debt Management

Felicity Ours
Director of Credit Administration

Jennifer Smith
Director of Compliance

Subsidiaries' Directors & Officers

SUMMIT COMMUNITY BANK

Board of Directors
H. Charles Maddy, III, *Chairman*
Oscar M. Bean
Dewey F. Bensenhaver
J. Scott Bridgeforth
James M. Cookman
John W. Crites
James (Jay) P. Geary, II
Georgette R. George
Thomas J. Hawse, III
Phoebe Fisher Heishman
Gary L. Hinkle
Jeffrey E. Hott
Gerald W. Huffman
Duke A. McDaniel
G.R. Ours, Jr.
George W. Pace
Charles Piccirillo

Senior Management
Bradford E. Ritchie
President

Douglas T. Mitchell
Chief Executive Officer

Dennis Snyder
Market President

Mark H. Wright
Executive Vice President,
Commercial Lending

Senior Vice Presidents
Debra S. Davis
Jill Friedrich
Jason Hicks
Garth Kunkle
Patricia L. Owens
Steven D. Tavenner
Ann Vincent Urling
Dan Withers

Vice Presidents
Dawn Frye
Margie Markham
Jay P. Mongold
J. Vance Wilson

SUMMIT COMMUNITY BANK (cont.)

Assistant Vice Presidents
Debbi Alexander
Jared Burdette
Donna Burns
Trisha Hwang
Jessica Jacot
Lisa Jamison
Robert Lewandowski
Jackie Mathias
Joanie Ours
Gina Still

Office Managers
Kim Brown-Florence
Sara Church
Julie Grandstaff
Amy Silvious
Rebecca Yokum

Loan Officers
Thomas G. Kimble
Tevis Sensel
Kent Shipe
Larry G. Smith
Cindi Trenary

Consumer Underwriter
Brian Keplinger

Commercial Relationship Representative
Dawn Thornburg

LOCAL BOARDS

HARRISONBURG, VA
Ted Byrd
Carl B. Harman
Michael Layman
Allon H. Lefever
James C. Monger
George W. Pace

LOCAL BOARDS (cont.)

WARRENTON, VA
David Colleran
James D. Eicher
Donald W. Knotts
Angela Smith
James Underhill

SUMMIT INSURANCE SERVICES, LLC
Dario Campolattaro
Executive Director

Bruce Kesner
Vice President, P&C Agent Manager

Randy Sink
Vice President, Agent

Cassi Spigle
Vice President of Account Management

Agents
June Boynton
Mercedes Baltuano-Valle
Steven Barber
John Franklin
Marji Grubic
Adam Homan
Karen Leith
Kathleen McCoach
Wayne Pampaloni
Will Pierce
Chris Taylor
Gilda VanderHeyden
Bonita Westfall
Tina White

SUMMIT FINANCIAL SERVICES

Financial Service Representatives
Robert Lewandowski
Assistant Vice President

Bradley Sergent

SUMMIT MORTGAGE
Jim Knicely
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2012**

Commission File Number **0-16587**


Summit
FINANCIAL GROUP
Strength. Vision. Prosperity.

Summit Financial Group, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	**55-0672148**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 N. Main Street Moorefield, West Virginia	**26836**
(Address of principal executive offices)	(Zip Code)

(304) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common
(Title of Class)

The NASDAQ Capital Market
(Name of Exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2012, was approximately $28,503,000. Registrant has assumed that all of its executive officers and directors are affiliates. Such assumption shall not be deemed to be conclusive for any other purpose.

The number of shares of the Registrant's Common Stock outstanding on February 21, 2013, was 7,437,472.

Documents Incorporated by Reference

The following lists the documents which are incorporated by reference in the Annual Report Form 10-K, and the Parts and Items of the Form 10-K into which the documents are incorporated.

Document	Part of Form 10-K into which document is incorporated
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 16, 2013	**Part III - Items 10, 11, 12, 13, and 14**

SUMMIT FINANCIAL GROUP, INC
Form 10-K Index

PART I.

Item 1. Business

Summit Financial Group, Inc. ("Company" or "Summit") is a $1.39 billion financial holding company headquartered in Moorefield, West Virginia. We provide community banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We provide these services through our community bank subsidiary, Summit Community Bank ("Summit Community" or "Bank"). We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Community Banking

We provide a wide range of community banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; letters of credit; and cash management services. The deposits of Summit Community are insured by the Federal Deposit Insurance Corporation ("FDIC").

In order to compete with other financial service providers, we principally rely upon personal relationships established by our officers, directors and employees with our clients, and specialized services tailored to meet our clients' needs. We have maintained a strong community orientation by, among other things, supporting the active participation of staff members in local charitable, civic, school, religious and community development activities. We also have a marketing program that primarily utilizes local radio and newspapers to advertise. Banking, like most industries, is becoming more dependent on technology as a means of marketing to customers, including the internet, which we also utilize. This approach, coupled with continuity of service by the same staff members, enables Summit Community to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We believe that our emphasis on local relationship banking, together with a prudent approach to lending, are important factors in our success and growth.

All operational and support functions that are transparent to clients are centralized in order to achieve consistency and cost efficiencies in the delivery of products and services by each banking office. The central office provides services such as data processing, bookkeeping, accounting, treasury management, loan administration, loan review, compliance, risk management and internal auditing to enhance our delivery of quality service. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. The banking offices work closely with us to develop new products and services needed by their customers and to introduce enhancements to existing products and services.

Lending

Our primary lending focus is providing commercial loans to local businesses with annual sales generally ranging from $300,000 to $30 million and providing owner-occupied real estate loans to individuals. Typically, our customers have financing requirements between $50,000 and $1 million. We generally do not seek loans of more than $5 million but will consider larger lending relationships exhibiting above average credit quality. Under our commercial banking strategy, we focus on offering a broad line of financial products and services to small and medium-sized businesses through full service banking offices. Summit Community Bank has senior management with extensive lending experience. These managers exercise substantial authority over credit and pricing decisions, subject to loan committee approval for larger credits.

We segment our loan portfolio in to the following major lending categories: commercial, commercial real estate, construction and development, residential real estate, and consumer. Commercial loans are loans made to commercial borrowers that are not secured by real estate. These encompass loans secured by accounts receivable, inventory, equipment, as well as unsecured loans. Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Commercial real estate loans are made to many of the same customers and carry similar industry risks as the commercial loan portfolio. Construction and development loans are loans made for the purpose of financing construction or development projects. This portfolio includes commercial and residential land development loans, one-to-four family housing construction both pre-sold and speculative in nature, multi-family housing construction, non-residential building construction, and undeveloped land. Residential real estate loans are mortgage loans to consumers and are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. Also included in this category of loans are second liens on one-to-four family properties as well as home equity loans. Consumer loans are loans that establish consumer credit that is granted for the consumer's personal use. These loans include automobile loans, recreational vehicle loans, as well as personal secured and unsecured loans.

Our loan underwriting guidelines and standards are consistent with the prudent banking practices applicable to the relevant exposure and are updated periodically and presented to the Board of Directors for approval. The purpose of these standards and guidelines are: to grant loans on a sound and collectible basis, to invest available funds in a safe and profitable manner, to serve the legitimate credit needs of our primary market area, and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program.

Our real estate underwriting loan-to-value ("LTV") policy limits are at or below current bank regulatory guidelines, as follows:

	Regulatory LTV Guideline	Summit LTV Policy Limit
Undeveloped land	65%	65%
Land development	75%	70%
Construction:		
Commercial, multifamily, and other non-residential	80%	80%
1-4 family residential, consumer borrower	85%	85%
1-4 family residential, commercial borrower	85%	80%
Improved property	85%	80%
Owner occupied 1-4 family	90%	85%
Home equity	90%	90%

Exceptions are permitted to these regulatory guidelines as long as such exceptions are identified, monitored, and reported to the Board of Directors at least quarterly, and the total of such exceptions do not exceed 100% of Summit Community's total regulatory capital, which totaled $148.8 million as of December 31, 2012. As of this date, we had loans approximating $54.7 million that exceeded the above regulatory LTV guidelines, as follows:

Residential real estate	
Owner occupied – 1st lien	$ 12.0 million
Owner occupied – 2nd lien	$ 2.0 million
Commercial real estate	
Residential non-owner occupied, 1st lien	$ 4.0 million
Owner occupied commercial real estate	$ 23.5 million
Other commercial real estate	$ 3.7 million
Construction, development & land	$ 9.5 million

Our underwriting standards and practice are designed to originate both fixed and variable rate loan products consistent with the underwriting guidelines discussed above. Adjustable rate and variable rate loans are underwritten giving consideration both to the loan's initial rate and to higher assumed rates commensurate with reasonably anticipated market conditions. Accordingly, we want to insure that adequate primary repayment capacity exists to address both future increases in interest rates, and fluctuations in the underlying cash flows available for repayment. Historically, we have not offered "payment option ARM" loans. Further, we have had no loan portfolio products which were specifically designed for "sub-prime" borrowers (defined as consumers with a credit score of less than 599).

Supervision and Regulation

General

We, as a financial holding company, are subject to the restrictions of the Bank Holding Company Act of 1956, as amended ("BHCA"), and are registered pursuant to its provisions. As a registered financial holding company, we are subject to the reporting requirements of the Board of Governors of the Federal Reserve System ("FRB"), and are subject to examination by the FRB. As a financial holding company doing business in West Virginia, we are also subject to regulation by the West Virginia Division of Financial Institutions and must submit annual reports to the West Virginia Division of Banking.

The BHCA prohibits the acquisition by a financial holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the FRB. With certain exceptions, a financial holding company is prohibited from acquiring direct or indirect ownership or control or more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking or managing or controlling banks.

The FRB, in its Regulation Y, permits financial holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. Approval of the FRB is necessary to engage in these activities or to make acquisitions of corporations engaging in these activities as the FRB determines whether these acquisitions or activities are in the public interest. In addition, by order, and on a case by case basis, the FRB may approve other non-banking activities.

The BHCA permits us to purchase or redeem our own securities. However, Regulation Y provides that prior notice must be given to the FRB if the total consideration for such purchase or consideration, when aggregated with the net consideration paid by us for all such purchases or redemptions during the preceding 12 months is equal to 10 percent or more of our consolidated net worth. Prior notice is not required if (i) both before and immediately after the redemption, the financial holding company is well-capitalized; (ii) the financial holding company is well-managed and (iii) the financial holding company is not the subject of any unresolved supervisory issues.

Federal law restricts subsidiary banks of a financial holding company from making certain extensions of credit to the parent financial holding company or to any of its subsidiaries, from investing in the holding company stock, and limits the ability of a subsidiary bank to take its parent company stock as collateral for the loans of any borrower. Additionally, federal law prohibits a financial holding company and its subsidiaries from engaging in certain tie-in arrangements in conjunction with the extension of credit or furnishing of services.

Summit Community is subject to West Virginia statutes and regulations, and is primarily regulated by the West Virginia Division of Financial Institutions and is also subject to regulations promulgated by the FRB and the Federal Deposit Insurance Corporation ("FDIC"). As members of the FDIC, the deposits of the bank are insured as required by federal law. Bank regulatory authorities regularly examine revenues, loans, investments, management practices, and other aspects of Summit Community. These examinations are conducted primarily to protect depositors and not shareholders. In addition to these regular examinations, Summit Community must furnish to regulatory authorities quarterly reports containing full and accurate statements of their affairs.

The FRB has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. The FRB also can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, will:

- Centralize responsibility for consumer financial protection by creating a new agency, the Bureau of Consumer Financial Protection, responsible for implementing, examining and enforcing compliance with federal consumer financial laws.

- Require the bank regulators to seek to make its capital requirements for all banks countercyclical so that capital requirements increase in times of economic expansion and decrease in times of economic contraction.

- Require financial holding companies to be well-capitalized and well-managed as of July 21, 2011. Bank holding companies and banks must also be both well-capitalized and well-managed in order to acquire banks located outside their home state.

- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund (DIF) and increase the floor of the size of the DIF, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion.

- Impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.

- Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders that apply to all public companies, not just financial institutions.

- Make permanent the $250 thousand limit for federal deposit insurance and provide unlimited federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions.

- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

- Amend the Electronic Fund Transfer Act (EFTA) to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on our Company, our customers or the financial industry more generally. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

The Deposit Insurance Fund ("DIF") of the FDIC insures deposit accounts in the Bank up to a maximum amount per separately insured depositor. Under the Dodd-Frank Act, the maximum amount of federal deposit insurance coverage has been permanently increased from $100,000 to $250,000 per depositor, per institution. On November 9, 2010, the FDIC issued a final rule to implement a provision of the Dodd-Frank Act that provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. Institutions cannot opt out of this coverage, nor will the FDIC charge a separate assessment for the insurance.

The FDIC did not extend its Transaction Account Guarantee Program beyond its sunset date of December 31, 2010, which provided a full guarantee of certain Negotiable Order of Withdrawal accounts ("NOW accounts"). The FDIC insures NOW accounts up to the standard maximum deposit insurance amount as noted above.

FDIC-insured depository institutions are required to pay deposit insurance premiums based on the risk an institution poses to the DIF. In order to restore reserves and ensure that the DIF will be able to adequately cover losses from future bank failures, the FDIC approved new deposit insurance rules in November 2009. Continuing declines in the DIF may result in the FDIC imposing additional assessments in the future, which could adversely affect Summit Community's capital levels and earnings.

As required by the Dodd-Frank Act, on February 7, 2011, the FDIC finalized new rules which would redefine the assessment base as "average consolidated total assets minus average tangible equity." The new rate schedule and other revisions to the assessment rules became effective April 1, 2011, for use in calculating the June 2011 assessments which were due in September 2011. The FDIC's final rules also eliminated risk categories and debt ratings from the assessment calculation for large banks (over $10 billion) and instead used scorecards that the FDIC believes better reflect risks to the DIF.

In addition to deposit insurance assessments by the DIF, all FDIC-insured depository institutions must pay an annual assessment to provide funds for the repayment of debt obligations of the Financing Corporation ("FICO"). The FICO is a government-sponsored entity that was formed to borrow the money necessary to carry out the closing and ultimate disposition of failed thrift institutions by the Resolution Trust Corporation. The FICO assessments are set quarterly.

Permitted Non-banking Activities

The FRB permits, within prescribed limits, financial holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. Such activities are not limited to the state of West Virginia. Some examples of non-banking activities which presently may be performed by a financial holding company are: making or acquiring, for its own account or the account of others, loans and other extensions of credit; operating as an industrial bank, or industrial loan company, in the manner authorized by state law; servicing loans and other extensions of credit; performing or carrying on any one or more of the functions or activities that may be performed or carried on by a trust company in the manner authorized by federal or state law; acting as an investment or financial advisor; leasing real or personal property; making equity or debt investments in corporations or projects designed primarily to promote community welfare, such as the economic rehabilitation and the development of low income areas; providing bookkeeping services or financially oriented data processing services for the holding company and its subsidiaries; acting as an insurance agent or a broker; acting as an underwriter for credit life insurance which is directly related to extensions of credit by the financial holding company system; providing courier services for certain financial documents; providing management consulting advice to nonaffiliated banks; selling retail money orders having a face value of not more than $1,000, traveler's checks and U.S. savings bonds; performing appraisals of real estate; arranging commercial real estate equity financing under certain limited circumstances; providing securities brokerage services related to securities credit activities; underwriting and dealing in government obligations and money market instruments; providing foreign exchange advisory and transactional services; and acting under certain circumstances, as futures commission merchant for nonaffiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options.

Credit and Monetary Policies and Related Matters

Summit Community is affected by the fiscal and monetary policies of the federal government and its agencies, including the FRB. An important function of these policies is to curb inflation and control recessions through control of the supply of money and credit. The operations of Summit Community are affected by the policies of government regulatory authorities, including the FRB which regulates money and credit conditions through open market operations in United States Government and Federal agency securities, adjustments in the discount rate on member bank borrowings, and requirements against deposits and regulation of interest rates payable by member banks on time and savings deposits. These policies have a significant influence on the growth and distribution of loans, investments and deposits, and interest rates charged on loans, or paid for time and savings deposits, as well as yields on investments. The FRB has had a significant effect on the operating results of commercial banks in the past and is expected to continue to do so in the future. Future policies of the FRB and other authorities and their effect on future earnings cannot be predicted.

The FRB has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the FRB may require a financial holding company to contribute capital to a troubled subsidiary bank, and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. This capital injection may be required at times when Summit may not have the resources to provide it. Any capital loans by a holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a financial holding company's bankruptcy, any commitment by such holding company to a Federal bank or thrift regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") provides that depository institutions insured by the FDIC may be liable for any losses incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured bank or subsidiary of Summit causes a loss to the FDIC, other bank subsidiaries of Summit could be liable to the FDIC for the amount of such loss.

Under federal law, the OCC may order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to the subsidiary banks chartered by such states. Summit, as the sole stockholder of Summit Community, is subject to such provisions.

Capital Requirements

As a financial holding company, we are subject to FRB risk-based capital guidelines. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Under the guidelines and related policies, financial holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher levels of capital being required for categories perceived as representing greater risk. Summit Community is subject to substantially similar capital requirements adopted by its applicable regulatory agencies.

Generally, under the applicable guidelines, a financial institution's capital is divided into two tiers. "Tier 1", or core capital, includes common equity, noncumulative perpetual preferred stock (including related surplus) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles. "Tier 2", or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. "Total capital" is the sum of Tier 1 and Tier 2 capital. Financial holding companies are subject to substantially identical requirements, except that cumulative perpetual preferred stock can constitute up to 25% of a financial holding company's Tier 1 capital.

Financial holding companies are required to maintain a risk-based capital ratio of 8%, of which at least 4% must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution's particular circumstances warrant. For purposes of the leverage ratio, the numerator is defined as Tier 1 capital and the denominator is defined as adjusted total assets (as specified in the guidelines). The guidelines provide for a minimum leverage ratio of 4% for financial holding companies that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Financial holding companies not meeting these criteria are required to maintain a leverage ratio which exceeds 4% by a cushion of at least 1 to 2 percent.

The guidelines also provide that financial holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the FRB's guidelines indicate that the FRB will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of an institution's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

Section 305 of FDICIA (as defined below) required the FRB and other banking agencies to revise their risk-based capital standards to ensure that those standards take adequate account of interest rate risk. This final rule amends the capital standards to specify that the banking agencies include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject the Company or Summit Community to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business. As described below under the "Federal Deposit Insurance Corporation Improvement Act of 1991", significant additional restrictions can be imposed on Summit Community if it would fail to meet applicable capital requirements..

Our regulatory capital ratios and Summit Community's capital ratios as of year end 2012 are set forth in the table in Note 16 of the notes to the consolidated financial statements on page 84.

Basel III Standards. On June 7, 2012, the federal bank regulatory agencies issued a series of proposed rules that would revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" ("Basel III") and certain provisions of the Dodd-Frank Act. The proposed rules would apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more, and top-tier savings and loan holding companies ("banking organizations"). Among other things, the proposed rules establish a new common equity tier 1 minimum capital requirement of 4.5% and a higher minimum tier 1 capital requirement of 6.0% and assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. Additionally, the U.S. implementation of Basel III contemplates that, for banking organizations with less than $15 billion in assets, the ability to treat trust preferred securities as tier 1 capital would be phased out over a ten-year period. The proposed rules also required unrealized gains and losses on certain securities holdings to be included for purposes of calculating regulatory capital requirements. The proposed rules limit a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The proposed rules indicated that the final rule would become effective on January 1, 2013, and the changes set forth in the final rules will be phased in from January 1, 2013 through January 1, 2019. However, the agencies have recently indicated that, due to the volume of public comments received, the final rule would not be in effect on January 1, 2013.

When fully phased in on January 1, 2019, Basel III requires banks to maintain the following new standards and introduces a new capital measure "Common Equity Tier 1", or "CET1". Basel III increases the CET1 to risk-weighted assets to 4.5%, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target CET1 to risk-weighted assets ratio to 7%. It requires banks to maintain a minimum ratio of Tier 1 capital to risk weighted assets of at least 6.0%, plus the capital conservation buffer effectively resulting in Tier 1 capital ratio of 8.5%. Basel III increases the minimum total capital ratio to 8.0% plus the capital conservation buffer, increasing the minimum total capital ratio to 10.5%. Basel III also introduces a non-risk adjusted tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards.

Federal Deposit Insurance Corporation Improvement Act of 1991

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Corporation Act and made revisions to several other banking statues.

FDICIA establishes a new regulatory scheme, which ties the level of supervisory intervention by bank regulatory authorities primarily to a depository institution's capital category. Among other things, FDICIA authorizes regulatory authorities to take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

By regulation, an institution is "well-capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. Summit Community was a "well capitalized" institution as of December 31, 2012. Well-capitalized institutions are permitted to engage in a wider range of banking activities, including among other things, the accepting of "brokered deposits," and the offering of interest rates on deposits higher than the prevailing rate in their respective markets.

Another requirement of FDICIA is that Federal banking agencies must prescribe regulations relating to various operational areas of banks and financial holding companies. These include standards for internal audit systems, loan documentation, information systems, internal controls, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares and such other standards as the agencies deem appropriate.

Community Reinvestment Act

Financial holding companies and their subsidiary banks are also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"). Under the CRA, the FRB (or other appropriate bank regulatory agency) is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the communities served by that bank, including low and moderate income neighborhoods. Further such assessment is also required of any financial holding company which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of a federally-regulated financial institution. In the case of a financial holding company applying for approval to acquire a bank or other financial holding company, the FRB will assess the record of each subsidiary of the applicant financial holding company, and such records may be the basis for denying the application or imposing conditions in connection with approval of the application. On December 8, 1993, the Federal regulators jointly announced proposed regulations to simplify enforcement of the CRA by substituting the present twelve categories with three assessment categories for use in calculating CRA ratings (the "December 1993 Proposal"). In response to comments received by the regulators regarding the December 1993 Proposal, the federal bank regulators issued revised CRA proposed regulations on September 26, 1994 (the "Revised CRA Proposal"). The Revised CRA Proposal, compared to the December 1993 Proposal, essentially broadens the scope of CRA performance examinations and more explicitly considers community development activities. Moreover, in 1994, the Department of Justice became more actively involved in enforcing fair lending laws.

In the most recent CRA examination by the bank regulatory authorities, Summit Community Bank was given a "satisfactory" CRA rating.

Graham-Leach-Bliley Act of 1999

The enactment of the Graham-Leach-Bliley Act of 1999 (the "GLB Act") represents a pivotal point in the history of the financial services industry. The GLB Act swept away large parts of a regulatory framework that had its origins in the Depression Era of the 1930s. New opportunities were available for banks, other depository institutions, insurance companies and securities firms to enter into combinations that permit a single financial services organization to offer customers a more complete array of financial products and services. The GLB Act provides a new regulatory framework through the financial holding company, which has as its "umbrella regulator" the FRB. Functional regulation of the financial holding company's separately regulated subsidiaries is conducted by their primary functional regulators. The GLB Act makes a CRA rating of satisfactory or above necessary for insured depository institutions and their financial holding companies to engage in new financial activities. The GLB Act specifically gives the FRB the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, but requires consultation with the U.S. Treasury Department, and gives the FRB authority to allow a financial holding company to engage in any activity that is "complementary" to a financial activity and does not "pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

Under the GLB Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. We have established policies and procedures to assure our compliance with all privacy provisions of the GLB Act.

Deposit Acquisition Limitation

Under West Virginia banking law, an acquisition or merger is not permitted if the resulting depository institution or its holding company, including its affiliated depository institutions, would assume additional deposits to cause it to control deposits in the State of West Virginia in excess of twenty five percent (25%) of such total amount of all deposits held by insured depository institutions in West Virginia. This limitation may be waived by the Commissioner of Banking by showing good cause.

Consumer Laws and Regulations

In addition to the banking laws and regulations discussed above, bank subsidiaries are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Bank subsidiaries must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 ("SOA") was enacted, which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. Effective August 29, 2002, as directed by Section 302(a) of SOA, our Chief Executive Officer and Chief Financial Officer are each required to certify that Summit's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including requiring these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in Summit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

Furthermore, in November 2003, in response to the directives of the SOA, NASDAQ adopted substantially expanded corporate governance criteria for the issuers of securities quoted on the NASDAQ Capital Market (the market on which our common stock is listed for trading). The new NASDAQ rules govern, among other things, the enhancement and regulation of corporate disclosure and internal governance of listed companies and of the authority, role and responsibilities of their boards of directors and, in particular, of "independent" members of such boards of directors, in the areas of nominations, corporate governance, compensation and the monitoring of the audit and internal financial control processes.

Competition

We engage in highly competitive activities. Each activity and market served involves competition with other banks and savings institutions, as well as with non-banking and non-financial enterprises that offer financial products and services that compete directly with our products and services. We actively compete with other banks, mortgage companies and other financial service companies in our efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans, and in other aspects of banking.

In addition to competing with other banks and mortgage companies, we compete with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. In recent years, competition for money market accounts from securities brokers has also intensified. Additional competition for deposits comes from government and private issues of debt obligations and other investment alternatives for depositors such as money market funds. We take an aggressive competitive posture, and intend to continue vigorously competing for market share within our service areas by offering competitive rates and terms on both loans and deposits.

Transactions with Affiliates

There are various statutory and regulatory limitations, including those set forth in sections 23A and 23B of the Federal Reserve Act and the related Federal Reserve Regulation W, governing the extent to which the bank will be able to purchase assets from or securities of or otherwise finance or transfer funds to us or our nonbanking affiliates. Among other restrictions, such transactions between the bank and any one affiliate (including Summit) generally will be limited to 10% of the bank's capital and surplus, and transactions between the bank and all affiliates will be limited to 20% of the bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

In addition, any transaction by a bank with an affiliate and any sale of assets or provisions of services to an affiliate generally must be on terms that are substantially the same, or at least as favorable, to the bank as those prevailing at the time for comparable transactions with nonaffiliated companies.

Employees

At February 15, 2013, we employed 229 full-time equivalent employees.

Available Information

Our internet website address is www.summitfgi.com, and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to such filed reports with the Securities and Exchange Commission ("SEC") are accessible through this website free of charge as soon as reasonably practicable after we electronically file such reports with the SEC. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filing with the Securities and Exchange Commission.

These reports are also available at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may read and copy any materials that we file with the SEC at the Public Reference Room on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Statistical Information

The information noted below is provided pursuant to Guide 3 – Statistical Disclosure by Bank Holding Companies.

Description of Information	**Page Reference**
1. Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential	
a. Average Balance Sheets	31
b. Analysis of Net Interest Earnings	30
c. Rate Volume Analysis of Changes in Interest Income and Expense	32
2. Investment Portfolio	
a. Book Value of Investments	35
b. Maturity Schedule of Investments	35
c. Securities of Issuers Exceeding 10% of Shareholders' Equity	34
3. Loan Portfolio	
a. Types of Loans	34
b. Maturities and Sensitivity to Changes in Interest Rates	65
c. Risk Elements	36
d. Other Interest Bearing Assets	n/a
4. Summary of Loan Loss Experience	39
5. Deposits	
a. Breakdown of Deposits by Categories, Average Balance, and Average Rate Paid	31
b. Maturity Schedule of Time Certificates of Deposit and Other Time Deposits of $100,000 or More	77
6. Return on Equity and Assets	30
7. Short-term Borrowings	77

Item 1A. Risk Factors

We, like other financial holding companies, are subject to a number of risks that may adversely affect our financial condition or results of operation, many of which are outside of our direct control, though efforts are made to manage those risks while optimizing returns. Among the risks assumed are: (1) credit risk, which is the risk of loss due to loan clients or other counterparties not being able to meet their financial obligations under agreed upon terms, (2) market risk, which is the risk of loss due to changes in the market value of assets and liabilities due to changes in market interest rates, equity prices, and credit spreads, (3) liquidity risk, which is the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, investor and customer perception of financial strength, and events unrelated to the Company such as war, terrorism, or financial institution market specific issues, and (4) operational risk, which is the risk of loss due to human error, inadequate or failed internal systems and controls, violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards, and external influences such as market conditions, fraudulent activities, disasters, and security risks.

In addition to the other information included or incorporated by reference into this report, readers should carefully consider that the following important factors, among others, could materially impact our business, future results of operations, and future cash flows.

RISKS RELATING TO THE ECONOMIC ENVIRONMENT

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn. In addition, as a consequence of the recession in the United States, beginning in the latter half of 2007, business activity across a wide range of industries faces serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction and land development loans, residential real estate loans, commercial real estate loans and consumer loans. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected. In addition, the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate loans, and adversely impact our financial performance or our stock price.

Further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

In addition, the market for some of the investment securities held in our portfolio remains volatile, which may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Further downturn in our real estate markets could hurt our business.

Substantially all of our real estate loans are located in West Virginia and Virginia. While we do not have any sub-prime loans, our construction and development and residential real estate loan portfolios, along with our commercial real estate loan portfolio and certain of our other loans, have been affected by the recent downturn in the residential and commercial real estate market. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market areas would affect our business. If real estate values continue to decline, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Since mid-2007, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties, and we execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses or defaults would not materially and adversely affect our business, financial condition or results of operations.

The unprecedented levels of market volatility may adversely impact our ability to access capital or our business, financial condition and results of operations.

The volatility and disruption of the capital and credit markets have reached unprecedented levels, adversely impacting the stock prices and credit availability for certain issuers, often without regard to their financial capabilities. If the current levels of market disruption and volatility continue or further deteriorate, our ability to access capital or our business, financial condition and results of operations could be adversely impacted.

The Dodd-Frank Act may adversely affect our business, financial condition and results of operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), into law. The Dodd-Frank Act significantly changes regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, among other things, provisions creating a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation; centralizing the responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which will be responsible for implementing, examining and enforcing compliance with federal consumer financial laws; permanently raising the current standard maximum deposit insurance amount to $250,000; establishing strengthened capital standards for banks and disallowing trust preferred securities as qualifying for Tier 1 capital (subject to certain grandfather provisions for existing trust preferred securities); establishing new minimum mortgage underwriting standards; granting the Federal Reserve Board the power to regulate debit card interchange fees; and implementing numerous corporate governance changes. Many aspects of the Dodd-Frank Act are subject to rulemaking that will take effect over several years, thus making it difficult to assess all the effects the Dodd-Frank Act will have on the financial industry, including Summit, at this time. The changes resulting from the Dodd-Frank Act may impact the profitability of our operations, require us to change certain business practices, impose on us more stringent capital, liquidity and leverage requirements, or otherwise adversely affect our operations. We expect that operating and compliance costs will increase and could adversely affect Summit's financial condition and results of operations.

In addition, these changes may also require Summit to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements which may negatively impact Summit's financial condition and results of operation. Summit is currently reviewing the provisions of the Dodd-Frank Act and assessing their probable impact on Summit and its operations.

RISKS RELATING TO OUR BUSINESS

We are subject to certain supervisory actions by bank supervisory authorities that could have a material negative effect on our business, financial condition and the value of our common stock.

On October 25, 2012, the Bank entered into a revised MOU ("Bank MOU") which replaced the informal Memorandum of Understanding between the Bank, the FDIC, and the WV Division of Banking effective September 24, 2009 and subsequently amended on February 1, 2011. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. In general, the Bank MOU includes provisions substantially similar to those in the prior Bank MOU with the exception that several provisions deemed no longer applicable by the regulatory authorities were removed and a provision relative to reducing the Bank's levels of classified assets was added.

In summary, we have agreed, among other things, to address the following matters relative to the Bank:

- maintaining a Board committee which monitors and promotes compliance with the provisions of the Bank MOU;
- providing the Bank's regulatory authorities with updated reports of criticized assets and/or formal workout plans for all nonperforming borrower relationships with an aggregate outstanding balance exceeding $1 million;
- developing and submitting to regulatory authorities a written plan to reduce the Bank's risk exposure in each adversely classified credit relationship in excess of $1 million and all OREO;
- establishing procedures to report all loans with balances exceeding $500,000 that have credit weaknesses or that fall outside of the Bank's policy;
- annually reviewing the organizational structure and operations of the Bank's loan department;
- maintaining an adequate allowance for loan and lease losses through charges to current operating income;
- reviewing overall liquidity objectives and developing and submitting to regulatory authorities plans and procedures aimed to improve liquidity and reduce reliance on volatile liabilities;
- preparing comprehensive budgets and earnings forecasts for the Bank and submitting reports comparing actual performance to the budget plan;
- maintaining a minimum Tier 1 Leverage Capital ratio of at least 8% and a Total Risk-based Capital ratio of at least 11%;
- not paying any cash dividends without the prior written consent of the banking regulators; and,
- providing quarterly progress reports to the Bank's regulatory authorities detailing steps taken to comply with the Bank MOU.

In addition to the Bank MOU, on November 6, 2009, Summit entered into an informal Memorandum of Understanding ("Holding Company MOU") with its principal regulators, the West Virginia Division of Banking (now known as the West Virginia Division of Financial Institutions) and the FRB of Richmond. Under the terms of the Holding Company MOU, we agreed to:

- promote compliance with the provisions of the Bank MOU;
- suspend all cash dividends on our common stock until further notice;
- not incur any additional debt, other than trade payables, without the prior written consent of the principal banking regulators;

- adopt and implement a capital plan that is acceptable to the principal banking regulators and that is designed to maintain an adequate level and composition of capital protection commensurate for the risk profile of the organization; and

- provide quarterly progress reports to Summit's regulatory authorities detailing the steps taken to comply with the Holding Company MOU.

Dividends on all preferred stock, including the Series 2009 and Series 2011 preferred stock, as well as interest payments on our subordinated debt and junior subordinated debentures underlying our trust preferred securities, continue to be permissible. However, such dividends and interest payments on our preferred stock and trust preferred debt are subject to future review by the Federal Reserve should we experience deterioration in our financial condition.

Although dividends from the Bank are our principal source of funds to pay dividends and interest payments on our common stock, preferred stock, trust preferred debt and subordinated debt, we currently have sufficient cash on hand to continue to service our trust preferred and subordinated debt obligations as well as the expected dividend payments on our preferred stock through at least early 2015. Nevertheless, we can make no assurances that we will continue to have sufficient funds available for distributions to the holders of our preferred stock or that such dividends will continue to be permitted by our regulatory authorities.

The Bank MOU and Holding Company MOU (the "MOUs") will remain in effect until modified, terminated, lifted, suspended or set aside by the regulatory authorities.

If we were unable to meet the requirements of the MOUs in a timely manner, we could become subject to additional supervisory action, including a cease and desist order. If our regulators were to take such additional supervisory action, we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, our financial condition and the value of our common stock. Additionally, there can be no assurance that we will not be subject to further supervisory action or regulatory proceedings.

The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules is uncertain.

On June 7, 2012, the Federal Reserve, FDIC and OCC approved proposed rules that would substantially amend the regulatory risk-based capital rules applicable to the Company and the Bank. The proposed rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. The proposed rules were subject to a public comment period that has expired and there is no date set for the adoption of final rules.

Various provisions of the Dodd-Frank Act increase the capital requirements of bank holding companies, such as the Company. The leverage and risk-based capital ratios of these entities may not be lower than the leverage and risk-based capital ratios for insured depository institutions. The proposed rules include new minimum risk-based capital and leverage ratios, which would be phased in during 2013 and 2014, and would refine the definition of what constitutes "capital" for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to the Company and the Bank under the proposals would be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The proposed rules would also establish a "capital conservation buffer" of 2.5% above the new regulatory minimum capital ratios, and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions. Additionally, the U.S. implementation of Basel III contemplates that, for banking organizations with less than $15 billion in assets, the ability to treat trust preferred securities as tier 1 capital would be phased out over a ten-year period.

While the proposed Basel III changes and other regulatory capital requirements will likely result in generally higher regulatory capital standards, it is difficult at this time to predict when or how any new standards will ultimately be applied to Summit and Summit Community.

In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

The application of more stringent capital requirements for Summit and Summit Community could, among other things, result in lower returns on invested capital, require the raising of additional capital, and result in additional regulatory actions if Summit and Summit Community were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit our ability to make distributions, including paying dividends.

We may become subject to additional regulatory restrictions in the event that our regulatory capital levels decline.

Although we and the Bank both qualified as "well capitalized" under the regulatory framework for prompt corrective action as of December 31, 2012, there is no guarantee that we will not have a decline in our capital category in the future. In the event of such a capital category decline, we would be subject to increased regulatory restrictions which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

If the bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank. Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the Federal Reserve determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

Under FDICIA, banks may be restricted in their ability to accept broker deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept broker deposits, but all banks that are not well-capitalized could be restricted from accepting such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized, such as the Bank, to accept broker deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. These restrictions could materially and adversely affect our ability to access lower costs funds and thereby decrease our future earnings capacity.

Our financial flexibility could be severely constrained if we are unable to renew our wholesale funding or if adequate financing is not available in the future at acceptable rates of interest. We may not have sufficient liquidity to continue to fund new loan originations, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. Our inability to obtain regulatory consent to accept or renew brokered deposits could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank, and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100.0 million, (ii) that are categorized as "well-capitalized," (iii) that were found to be well managed and whose composite rating was outstanding and

(iv) that have not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every 18 months.

Our decisions regarding credit risk could be inaccurate, and our allowance for loan losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our loan portfolio subjects us to credit risk. Inherent risks in lending also include fluctuations in collateral values and economic downturns. Making loans is an essential element of our business, and there is a risk that our loans will not be repaid.

We attempt to maintain an appropriate allowance for loan losses to provide for estimated probable credit losses inherent in our loan portfolio. As of December 31, 2012, our allowance for loan losses totaled $17.9 million, which represents approximately 1.88% of our total loans. There is no precise method of predicting loan losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that we would need to make additional provisions to our allowance for loan losses.

Our methodology for the determination of the adequacy of the allowance for loan losses for impaired loans is based on classifications of loans into various categories and the application of generally accepted accounting principles in the United States. For non-classified loans, the estimated allowance is based on historical loss experiences as adjusted for changes in trends and conditions on at least an annual basis. In addition, on a quarterly basis, the estimated allowance for non-classified loans is adjusted for the probable effect that current environmental factors could have on the historical loss factors currently in use. While our allowance for loan losses is established in different portfolio components, we maintain an allowance that we believe is sufficient to absorb all estimated probable credit losses inherent in our portfolio.

In addition, the FDIC as well as the West Virginia Division of Banking review our allowance for loan and lease losses and may require us to establish additional reserves. Additions to the allowance for loan and lease losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.

We are subject to changes in public policy due to Health Care Reform that can adversely affect the markets for our insurance subsidiary's products and services and our profitability.

In March 2010, President Obama signed into law Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, "Health Care Reform") which makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and will significantly impact the business operations and financial results of our insurance subsidiary, which markets and sells employee benefit products, including health insurance. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results

We do business with other financial institutions that could experience financial difficulty.

We do business through the purchase and sale of Federal funds, check clearing and through the purchase and sale of loan participations with other financial institutions. Because these financial institutions have many risks, as do we, we could be adversely effected should one of these financial institutions experience significant financial difficulties or fail to comply with our agreements with them.

We may elect or be compelled to seek additional capital in the future, but capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital as a result of deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors, which may diminish our ability to raise additional capital.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

We rely on funding sources to meet our liquidity needs, such as brokered deposits and FHLB borrowings, which are generally more sensitive to changes in interest rates and can be adversely affected by general economic conditions.

We have frequently utilized as a source of funds certificates of deposit obtained through third parties that solicit funds from their customers for deposit with us, or brokered deposits. Brokered deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and could reduce our net interest spread and net interest margin. In addition, brokered deposit funding sources may be more sensitive to significant changes in our financial condition. As of December 31, 2012, brokered deposits totaled $190.4 million, or approximately 18.5% of our total deposits, compared to brokered deposits in the amount of $192.5 million or approximately 18.9% of our total deposits at December 31, 2011. As of December 31, 2012, approximately $59.9 million in brokered deposits, or approximately 29.6% of our total brokered deposits, mature within one year. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may increase our funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, we could be restricted from using brokered deposits as a funding source.

We also have borrowings with the Federal Home Loan Bank, or the FHLB. As of December 31, 2012, our FHLB borrowings maturing within one year totaled $43.0 million. If we were unable to borrow from the FHLB in the future, we may be required to seek higher cost funding sources, which could materially and adversely affect our net interest income.

Summit operates in a very competitive industry and market.

We face aggressive competition not only from banks, but also from other financial services companies, including finance companies and credit unions, and, to a limited degree, from other providers of financial services, such as money market mutual funds, brokerage firms, and consumer finance companies. A number of competitors in our market areas are larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. Our profitability depends upon our ability to attract loans and deposits. There is a risk that aggressive competition could result in our controlling a smaller share of our markets. A decline in market share could adversely affect our results of operations and financial condition.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on those properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could negatively impact our future earnings.

Changes in interest rates could reduce income and cash flow. Our income and cash flow depend primarily on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and other borrowings. Interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence loan originations, purchases of investments, volumes of deposits, and rates received on loans and investment securities and paid on deposits. Our results of operations may be adversely affected by increases or decreases in interest rates or by the shape of the yield curve.

Concern of customers over deposit insurance may cause a decrease in deposits.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Our business is subject to significant government regulation.

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the West Virginia Division of Banking, the Federal Reserve Board and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law.

As a result, significant new legislation and regulatory reforms passed in the past three years and future legislation and government policy could adversely affect the banking industry as a whole, including our results of operations. New legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, assess fees, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

Our deposit insurance premium could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including Summit Community. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC ensures payments of deposits up to insured limits from the Deposit Insurance Fund.

In April 2011, the FDIC implemented rulemaking under the Dodd-Frank Act to reform the deposit insurance assessment system. The final rule redefined the assessment base used for calculating deposit insurance assessments. Specifically, the rule bases assessments on an institution's total assets less tangible capital, as opposed to total deposits. Since the new base is larger than the prior base, the FDIC also lowered the assessment rates so that the rules would not significantly alter the total amount of revenue collected from the industry. The new assessment scale ranges from 2.5 basis points for the least risky institutions to 45 basis points for the riskiest. Either an increase in the Risk Category of Summit Community or adjustments to the base assessment rates could have a material adverse effect on our earnings. In addition, the FDIC may impose special assessments in the future as a part of its restoration plan.

We rely heavily on our management team and the unexpected loss of key officers could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have been instrumental in the development and management of our business. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. We have not established a detailed management succession plan. Accordingly, should we lose the services of any of our senior executive officers, our Board of Directors may have to search outside of Summit Financial Group for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement. If any of our senior executive officers leaves his or her respective position, our business, financial condition, results of operations, cash flows and/or future prospects may suffer.

An interruption in or breach in security of our information systems may result in a loss of customer business and have an adverse affect on our results of operations, financial condition and cash flows.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. Although we have policies and procedures designed to prevent or minimize the effect of a failure, interruption or breach in security of our communications or information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed. The occurrence of any such failures, interruptions or security breaches could result in a loss of customer business and have a negative effect on our results of operations, financial condition and cash flows.

Changes in accounting standards could impact reported earnings.

The accounting standard setting bodies, including the Financial Accounting Standards Board and other regulatory bodies periodically change the financial accounting and reporting standards affecting the preparation of financial statements. These changes are not within our control and could materially impact our financial statements.

Our business is dependent on technology and our inability to invest in technological improvements may adversely affect our results of operations, financial condition and cash flows.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success depends in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our results of operations, financial condition and cash flows.

RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES

Our ability to pay dividends is limited and we have stopped paying cash dividends.

We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from our subsidiary bank, Summit Community. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that Summit Community may pay to Summit. Also, Summit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event Summit Community is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on either our common stock or our Series 2009 or Series 2011 preferred stock. The inability to receive dividends from Summit Community could have a material adverse effect on our business, financial condition and results of operations.

Under the terms of the Bank MOU, Summit Community may pay dividends to us if they give 30 days prior notice to the FDIC and the West Virginia Division of Banking and they do not object. In addition, under the terms of the Holding Company MOU, we have suspended all cash dividends on our common stock until further notice. Dividends on all preferred stock, including the Series 2009 and Series 2011 preferred stock, as well as interest payments on subordinated notes underlying our trust preferred securities, continue to be permissible. However, no assurances can be given that such payments will be permitted in the future if we continue to experience deterioration in our financial condition.

The market price for shares of our common stock may fluctuate.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may include:

- Operating results that vary from the expectations of management, securities analysts and investors;
- Developments in our business or in the financial sector generally;
- Regulatory changes affecting our industry generally or our businesses and operations;
- The operating and securities price performance of companies that investors consider to be comparable to us;
- Announcements of strategic developments, acquisitions and other material events by us or our competitors;
- Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities;

- Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stocks, commodity, credit or asset valuations or volatility;
- Changes in securities analysts' estimates of financial performance;
- Volatility of stock market prices and volumes;
- Rumors or erroneous information;
- Changes in market valuations of similar companies;
- Changes in interest rates;
- New developments in the banking industry;
- Variations in our quarterly or annual operating results;
- New litigation or changes in existing litigation; and
- Regulatory actions

Stock markets in general and our common stock in particular have, over the past year, and continue to be, experiencing significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

Our executive officers and directors own shares of our common stock, allowing management to have an impact on our corporate affairs.

As of February 21, 2013 our executive officers and directors beneficially own 33.76% (computed in accordance with Exchange Act Rule 13d-3) of the outstanding shares of our common stock. Accordingly, these executive officers and directors will be able to impact the outcome of all matters required to be submitted to our stockholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future and by the conversion of our Series 2009 or Series 2011 Preferred Stock.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. In 1998, we adopted a stock option plan (the "1998 Plan") that provided for the granting of stock options to our directors, executive officers and other employees. Although the 1998 Plan expired in May, 2008, as of December 31, 2012, 241,700 shares of our common stock are still issuable under options granted in connection with our 1998 Plan. At our 2009 Annual Meeting of shareholders, a new officer stock option plan was approved providing for 350,000 shares of common stock to be available for issuance under the plan. As of December 31, 2012, 8,000 shares of our common stock are issuable under options granted in connection with our 2009 Plan. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in Summit Financial Group.

We have also issued 3,710 shares of our Series 2009 Preferred Stock and 12,000 shares of our Series 2011 Preferred Stock. The conversion of some or all of the Series 2009 or Series 2011 Preferred Stock will dilute the ownership interest of our existing common shareholders.

The market price of the Series 2009 and Series 2011 preferred stock will be directly affected by the market price of our common stock, which may be volatile.

To the extent that a secondary market for the Series 2009 or Series 2011 preferred stock develops, we believe that the market price of the Series 2009 or Series 2011 preferred stock will be significantly affected by the market price of our common stock. We cannot predict how the shares of our common stock will trade in the future. This may result in greater volatility in the market price of the Series 2009 or Series 2011 preferred stock than would be expected for nonconvertible preferred stock. The market price of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- our announcements of developments related to our business;
- changes in financial estimates and recommendations by financial analysts;
- dispositions, acquisitions and financings;
- actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
- fluctuations in the stock price and operating results of other companies deemed to be peers;
- actions by government regulators; and
- developments related to the financial services industry.

Our common share price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of such stock may not be indicative of future market prices.

Changes in United States tax laws may have a detrimental impact on the after-tax return on investment.

Changes in the tax law or a failure by Congress to extend or make permanent certain provisions of the Internal Revenue Code may adversely affect the after-tax return on investment by holders of our preferred stock or common stock. Specifically, the designation of dividends as qualified dividends currently results in a lower rate of taxation to certain taxpayers, including individuals. This provision is currently set to expire, and will no longer be available for tax years beginning after December 31, 2010. We can give no assurances that this provision will be extended or made permanent or that other detrimental changes in current tax law will not be enacted.

The conversion rate of the Series 2009 or Series 2011 preferred stock may not be adjusted for all dilutive events that may adversely affect the market price of the Series 2009 or Series 2011 preferred stock or the common stock issuable upon conversion of the Series 2009 or Series 2011 preferred stock.

The number of shares of our common stock that the holders of Series 2009 or Series 2011 preferred stock are entitled to receive upon conversion of a share of their preferred stock is subject to adjustment for certain events arising from increases in cash dividends on our common stock, dividends or distributions in common stock or other property, certain issuances of stock purchase rights, certain self tender offers, subdivisions, splits and combinations of the common stock and certain other actions by us that modify our capital structure. We will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the Series 2009 or Series 2011 preferred stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Series 2009 or Series 2011 preferred stock. In addition, we are not restricted from offering common stock in the future or engaging in other transactions that could dilute our common stock.

The conversion of the Series 2009 or Series 2011 preferred stock will dilute the appreciation of our common stock.

Although our common stock may appreciate in value, the future conversion of the Series 2009 or Series 2011 preferred stock will dilute such appreciation. There is no guarantee that an investor in our common stock will recognize an increase in value after the impact of the conversion of the Series 2009 or Series 2011 preferred stock despite overall positive performance.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock or the Series 2009 or Series 2011 preferred stock.

Our board of directors is authorized to cause us to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

The market price of our common stock or preferred stock, including the Series 2009 and Series 2011 preferred stock, could decline as a result of sales of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or the perception that such sales could occur. The conversion of some or all of the Series 2009 or Series 2011 preferred stock will dilute the ownership interest of our existing common shareholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of the outstanding shares of our common stock and the Series 2009 and Series 2011 preferred stock.

Holders of our junior subordinated debentures and our subordinated debt have rights that are senior to those of our stockholders.

We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures of these unconsolidated statutory trusts totaled approximately $19.6 million at December 31, 2012 and 2011.

Distributions on the capital securities issued by the trusts are payable quarterly at the variable interest rates specified in those certain securities. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures.

Payments of the principal and interest on the trust preferred securities of the statutory trusts are conditionally guaranteed by us. The junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. In 2012, our total interest payments on these junior subordinated debentures approximated $561,000. Based on current rates, our quarterly interest payment obligation on our junior subordinated debentures is approximately $130,000.

The capital securities held by our three trust subsidiaries qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

We have also issued $16.8 million of subordinated debt. In 2008, $10.0 million of this debt was issued to an unaffiliated financial institution, bears a variable interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and one half years. During 2009, $5.0 million was issued to an affiliate of a director of Summit, and $1.0 million and $0.8 million was issued to two unrelated parties. These 2009 issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. Like the junior subordinated debentures, the subordinated debt is senior to our common stock and we must make payments on the subordinated debt before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated debt must be satisfied before any distributions can be made on our common stock. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter, the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. Our total interest payments on this subordinated debt in 2012 were approximately $996,000. Based upon the current rate, our quarterly interest payment obligation on this debt is approximately $244,000.

Holders of our Series 2009 and Series 2011 Preferred Stock have rights senior to those of our common stockholders.

During fourth quarter 2011, we issued 12,000 shares of our Series 2011 preferred stock in the amount of $5.81 million. Also, in September 2009, we issued 3,710 shares of our Series 2009 preferred stock in the amount of $3.71 million. Our Series 2011 and Series 2009 preferred stock has rights and preferences that could adversely affect holders of our common stock. For example, upon any voluntary or involuntary liquidation, dissolution, or winding up of our business, the holders of our Series 2011 and Series 2009 preferred stock are entitled to receive distributions out of our available assets before any distributions can be made to holders of our common stock.

Provisions of our amended and restated articles of incorporation could delay or prevent a takeover of us by a third party.

Our amended and restated articles of incorporation could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or could otherwise adversely affect the price of our common stock. For example, our amended and restated articles of incorporation contain advance notice requirements for nominations for election to our Board of Directors. We also have a staggered board of directors, which means that only one-third of our Board of Directors can be replaced by stockholders at any annual meeting.

Your shares are not an insured deposit.

Your investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment is subject to investment risk, and you must be capable of affording the loss of your entire investment.

OTHER RISKS

Additional factors could have a negative effect on our financial performance and the value of our common stock. Some of these factors are general economic and financial market conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, regulatory actions, and losses.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our principal executive office is located at 300 North Main Street, Moorefield, West Virginia in a building owned by Summit Community. Summit Community's headquarters and branch locations occupy offices which are either owned or operated under long-term lease arrangements. At December 31, 2012, Summit Community operated 15 banking offices. Summit Insurance Services, LLC operates out of the Moorefield, West Virginia and Leesburg, Virginia offices of Summit Community, and also leases a location in Leesburg, Virginia.

	Number of Offices		
Office Location	**Owned**	**Leased**	**Total**
Summit Community Bank			
Moorefield, West Virginia	1	-	1
Mathias, West Virginia	1	-	1
Franklin, West Virginia	1	-	1
Petersburg, West Virginia	1	-	1
Charleston, West Virginia	2	-	2
Rainelle, West Virginia	1	-	1
Rupert, West Virginia	1	-	1
Winchester, Virginia	1	1	2
Leesburg, Virginia	1	-	1
Harrisonburg, Virginia	1	1	2
Warrenton, Virginia	-	1	1
Martinsburg, West Virginia	1	-	1
Summit Insurance Services, LLC			
Leesburg, Virginia	-	1	1

We believe that the premises occupied by us and our subsidiaries generally are well-located and suitably equipped to serve as financial services facilities. See Notes 7 and 8 of our consolidated financial statements on page 75.

Item 3. Legal Proceedings

Information required by this item is set forth under the caption "Litigation" in Note 14 of our consolidated financial statements on page 83.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Common Stock Dividend and Market Price Information: Our stock trades on the NASDAQ Capital Market under the symbol "SMMF". The following table presents cash dividends paid per share and information regarding bid prices per share of Summit's common stock for the periods indicated. The bid prices presented are based on information reported by NASDAQ, and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and not represent actual transactions.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Dividends paid	$ -	$ -	$ -	$ -
High Bid	4.51	7.14	5.40	5.32
Low Bid	2.68	3.77	3.60	4.50
2011				
Dividends paid	$ -	$ -	$ -	$ -
High Bid	4.49	4.12	3.99	3.35
Low Bid	3.53	3.05	2.10	2.13

The payment of dividends is subject to the restrictions set forth in the West Virginia Business Corporation Act and the limitations imposed by the Federal Reserve Board. We are presently restricted from paying dividends on our common shares as discussed in Item 1A. – Risk Factors on page 11 and Item 7. -- Management's Discussion and Analysis of Financial Condition and Results of Operations on page 27, and in Note 16 of our consolidated financial statements on page 84. Payment of dividends by Summit is primarily dependent upon receipt of dividends from Summit Community. Under the terms of the Bank MOU, Summit Community may not pay dividends to us without the prior written consent of the FDIC and the West Virginia Division of Banking.

As of February 21, 2013, there were approximately 1,250 shareholders of record of Summit's common stock.

Purchases of Summit Equity Securities: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

The following table sets forth certain information regarding Summit's purchase of its common stock under Summit's ESOP for the quarter ended December 31, 2012.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2012 - October 31, 2012	-	$ -	-	-
November 1, 2012 - November 30, 2012	-	-	-	-
December 1, 2012 - December 31, 2012	500	4.75	-	-

(a) Shares purchased under the Employee Stock Ownership Plan.

Item 6. Selected Financial Data

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2012. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

	For the Year Ended (unless otherwise noted)				
Dollars in thousands, except per share amounts	**2012**	**2011**	**2010**	**2009**	**2008**
Summary of Operations					
Interest income	$ **63,884**	$ 71,047	$ 79,672	$ 89,536	$ 93,484
Interest expense	**24,064**	31,203	39,520	45,994	49,409
Net interest income	**39,820**	39,844	40,152	43,542	44,075
Provision for loan losses	**8,500**	10,000	21,350	20,325	15,500
Net interest income after provision for loan losses	**31,320**	29,844	18,802	23,217	28,575
Noninterest income	**5,340**	5,550	7,739	6,281	3,245
Noninterest expense	**29,728**	30,285	31,471	32,379	29,811
Income (loss) before income taxes	**6,932**	5,109	(4,930)	(2,881)	2,009
Income tax expense (benefit)	**1,219**	1,035	(2,955)	(2,165)	(291)
Net income (loss)	**5,713**	4,074	(1,975)	(716)	2,300
Dividends on preferred shares	**777**	371	297	74	-
Net income (loss) applicable to common shares	$ **4,936**	$ 3,703	$ (2,272)	$ (790)	$ 2,300
Balance Sheet Data (at year end)					
Assets	$ **1,387,104**	$ 1,450,121	$ 1,477,570	$ 1,584,625	$ 1,627,116
Securities available for sale	**281,539**	286,599	271,730	271,654	327,606
Loans	**937,168**	965,516	995,319	1,137,336	1,192,157
Deposits	**1,027,125**	1,016,500	1,036,939	1,017,338	965,850
Short-term borrowings	**3,958**	15,956	1,582	49,739	153,100
Long-term borrowings	**203,268**	270,254	304,109	381,492	382,748
Shareholders' equity	**108,555**	102,566	89,821	90,660	87,244
Credit Quality					
Net loan charge-offs	$ **8,279**	$ 9,512	$ 21,126	$ 20,258	$ 7,759
Nonperforming assets	**93,954**	116,641	92,235	107,504	56,082
Allowance for loan losses	**17,933**	17,712	17,224	17,000	16,933
Per Share Data					
Earnings per share					
Basic earnings	$ **0.66**	$ 0.50	$ (0.31)	$ (0.11)	$ 0.31
Diluted earnings	**0.60**	0.49	(0.31)	(0.11)	0.31
Book value per common share (at year end) (A)	**11.31**	10.68	11.01	11.19	11.77
Tangible book value per common share (at year end) (A)	**10.44**	9.78	9.90	10.04	10.46
Cash dividends	**-**	-	-	0.06	0.36
Performance Ratios					
Return on average equity	**5.36%**	4.32%	-2.60%	-0.90%	2.59%
Return on average assets	**0.40%**	0.28%	-0.15%	-0.05%	0.15%
Equity to assets	**7.8%**	7.1%	6.1%	5.7%	5.4%

(A) - Assumes conversion of convertible preferred stock

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

FORWARD LOOKING STATEMENTS

This annual report contains comments or information that constitute forward looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as "expects", "anticipates", "believes", "estimates" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could" are intended to identify such forward-looking statements. The Private Securities Litigation Act of 1995 indicates that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by us. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in those forward-looking statements.

Although we believe the expectations reflected in such forward looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economy.

DESCRIPTION OF BUSINESS

We are a $1.39 billion community-based financial services company providing a full range of banking and other financial services to individuals and businesses through our two operating segments: community banking and insurance. Our community bank, Summit Community Bank, has a total of 15 banking offices located in West Virginia and Virginia. In addition, we also operate an insurance agency, Summit Insurance Services, LLC with an office in Moorefield, West Virginia which offers both commercial and personal lines of insurance and two offices in Leesburg, Virginia, primarily specializing in group health, life and disability benefit plans. See Note 17 of the accompanying consolidated financial statements for our segment information. Summit Financial Group, Inc. employs approximately 229 full time equivalent employees.

OVERVIEW

Our primary source of income is net interest income from loans and deposits. Business volumes tend to be influenced by the overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.

Key Items in 2012

- Net income for 2012 totaled $4.94 million compared to $3.70 million in 2011. Net income was achieved in 2012 despite charges related to the writedowns of Other Real Estate Owned ("OREO" properties) to fair value and other than temporary impairment of securities.

- Other than temporary impairment of securities declined to $451,000 in 2012 compared to $2.6 million in 2011.

- Our allowance for loan losses totaled 1.88% of total loans at December 31, 2012, compared to 1.80% at December 31, 2011, with our provision for loan losses totaling $8.5 million in 2012 compared to $10.0 million during 2011.

- In 2012, nonperforming assets decreased each quarter, reaching $94.0 million at year end. We continue to manage our problem assets through a combination of asset sales, loan workouts and charge-offs. However, disposition of foreclosed real estate remains difficult to achieve as the return of our real estate markets to normal activity levels has been slow.

- The impact of foregone net interest income from nonaccruing loans negatively impacted the margin keeping it well below historical margins.

- We remained well-capitalized by regulatory capital guidelines at December 31, 2012, with our leverage ratio at its highest level in six years and our total risk-based capital ratio at its highest level in twelve years.

OUTLOOK

Summit remains well-capitalized and is adequately reserved. The Company has adequate liquidity and is positioned to weather the current economic conditions and maintain marginal profitability until conditions improve. In the short-term, however, Management anticipates the Company will continue to be impacted by losses on loans and foreclosed properties, continuing elevated levels of nonperforming assets, a slow-growing economy, and modest reductions in earning assets.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented in the notes to the accompanying consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, we have identified the determination of the allowance for loan losses, the valuation of goodwill, fair value measurements, and Other Real Estate Owned ("OREO") valuations to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Allowance for loan losses: The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on our consolidated balance sheet. To the extent actual outcomes differ from our estimates, additional provisions for loan losses may be required that would negatively impact earnings in future periods. Note 7 to the accompanying consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Asset Quality section of this financial review.

Goodwill: Goodwill is subject to an analysis by reporting unit at least annually to determine whether write-downs of the recorded balances are necessary. Initially, an assessment of qualitative factors (Step 0) is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if we conclude otherwise, then we are required to perform the first step (Step 1) of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value is less than the carrying value, an expense may be required on our books to write down the goodwill to the proper carrying value. Step 2 of impairment testing, which is necessary only if the reporting unit does not pass Step 1, compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill that is recognized in a business combination.

Community Banking – During third quarter 2012, we performed the Step 0 assessment of our goodwill of our community banking reporting unit and determined that it was not more likely than not that the fair value was less than its carrying value. Because we did not experience any significant adverse changes in our banking business or its reporting structure since our last 2-step impairment test at September 30, 2011, we performed the qualitative Step 0 assessments.

In performing the qualitative Step 0 assessments, we considered certain events and circumstances such as macroeconomic conditions, industry and market considerations, overall financial performance and cost factors when evaluating whether it is more likely than not that the fair value is less than its carrying amount. No indicators of impairment were noted as of September 30, 2012.

Insurance Services – During third quarter 2012, we performed the Step 0 assessment of our goodwill of our insurance services reporting unit. We considered certain events and circumstances specific to the reporting unit, such as macroeconomic conditions, industry and market considerations, overall financial performance and cost factors when evaluating whether it is more likely than not that the fair value of our insurance services reporting unit is less than its carrying value and deemed it necessary to perform the further 2-step impairment test. We performed an internal valuation utilizing the income approach to determine the fair value of our insurance services reporting unit. This methodology consisted of discounting the expected future cash flows of this unit based upon a forecast of its operations considering long-term key business drivers such as anticipated commission revenue growth. The long term growth rate used in determining the terminal value was estimated at 2%, and a discount rate of 10.5% was applied to the insurance services unit's estimated future cash flows. We did not fail this Step 1 test as of September 30, 2012, therefore Step 2 testing was not necessary.

We cannot assure you that future goodwill impairment tests will not result in a charge to earnings. See Note 11 of the consolidated financial statements of our Annual Report on Form 10-K for further discussion of our intangible assets, which include goodwill.

Fair Value Measurements: ASC Topic 820 *Fair Value Measurements* provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Based on the observability of the inputs used in the valuation techniques, we classify our financial assets and liabilities measured and disclosed at fair value in accordance with the three-level hierarchy (e.g., Level 1, Level 2 and Level 3) established under ASC Topic 820. Fair value determination in accordance with ASC Topic 820 requires that we make a number of significant judgments. In determining the fair value of financial instruments, we use market prices of the same or similar instruments whenever such prices are available. We do not use prices involving distressed sellers in determining fair value. If observable market prices are unavailable or impracticable to obtain, then fair value is estimated using modeling techniques such as discounted cash flow analyses. These modeling techniques incorporate our assessments regarding assumptions that market participants would use in pricing the asset or the liability, including assumptions about the risks inherent in a particular valuation technique and the risk of nonperformance.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes in accordance with ASC Topic 825, *Financial Instruments*.

Deferred Income Tax Assets: At December 31, 2012, we had net deferred tax assets of $11.4 million. Based on our ability to offset the net deferred tax asset against expected future taxable income in carryforward years, there was no impairment of the deferred tax asset at December 31, 2012. All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized. However, our forecast process includes judgmental and quantitative elements that may be subject to significant change. If our forecast of taxable income within the carryback/carryforward periods available under applicable law is not sufficient to cover the amount of net deferred tax assets, such assets may become impaired.

BUSINESS SEGMENT RESULTS

We are organized and managed along two major business segments, as described in Note 17 of the accompanying consolidated financial statements. The results of each business segment are intended to reflect each segment as if it were a stand-alone business. Net income by segment follows:

Dollars in thousands	**2012**	2011	2010
Community banking	**$ 7,022**	$ 4,715	$ (838)
Insurance	**273**	232	249
Parent and other	**(2,359)**	(1,244)	(1,683)
Consolidated net income	**$ 4,936**	$ 3,703	$ (2,272)

RESULTS OF OPERATIONS

Earnings Summary

Net income applicable to common shares was $4.94 million and $3.70 million for 2012 and 2011, respectively, compared to a net loss of $2.27 million for 2010. On a per share basis, the income applicable to common shares was $0.60 and $0.49 per diluted share in 2012 and 2011, respectively, compared to a net loss per diluted share of $0.31 in 2010. Return on average equity was 5.36% in 2012 compared to 4.32% in 2011 and (2.60%) in 2010. Return on average assets for the year ended December 31, 2012 was 0.40% compared to 0.28% in 2011 and (0.05%) in 2010. Included in 2012's net income were $2.3 million of realized securities gains, which partially offset writedowns of OREO properties to fair value of $6.9 million and other-than-temporary non-cash impairment charges of $451,000 related to certain residential mortgage-backed securities, which we continue to own. A summary of the significant factors influencing our results of operations and related ratios is included in the following discussion.

Net Interest Income

The major component of our net earnings is net interest income, which is the excess of interest earned on earning assets over the interest expense incurred on interest bearing sources of funds. Net interest income is affected by changes in volume, resulting from growth and alterations of the balance sheet's composition, fluctuations in interest rates and maturities of sources and uses of funds. We seek to maximize net interest income through management of our balance sheet components. This is accomplished by determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining portfolio risk at an acceptable level.

Net interest income on a fully tax equivalent basis average balance sheet amounts, and corresponding average yields on interest earning assets and costs of interest bearing liabilities for the years 2012, 2011 and 2010 are presented in Table I. Table II presents, for the periods indicated, the changes in interest income and expense attributable to (a) changes in volume (changes in volume multiplied by prior period rate) and (b) changes in rate (change in rate multiplied by prior period volume). Changes in interest income and expense attributable to both rate and volume have been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

Net interest income on a fully tax equivalent basis totaled $41.3 million, $41.4 million, and $41.2 million for the years ended December 31, 2012, 2011, and 2010, respectively, representing a decrease of 0.1% in 2012 and an increase of 0.4% in 2011. During 2012 and 2011, the volumes of both interest earning assets and interest bearing liabilities declined. During 2012, these reductions were nearly offset by lower yields on both interest earning assets and interest bearing liabilities while during 2011, these reductions were more than offset by lower yields on both interest earnings assets and interest bearing liabilities. Total average earning assets decreased 3.6% to $1.30 billion at December 31, 2012 from $1.34 billion at December 31, 2011. Total average interest bearing liabilities decreased 5.4% to $1.21 billion at December 31, 2012, compared to $1.28 billion at December 31, 2011. As identified in Table II, tax equivalent net interest income decreased $49,000 in 2012 and increased $147,000 during 2011.

Our net interest margin was 3.19% for 2012 compared to 3.08% and 2.95% for 2011 and 2010, respectively. Our net interest margin increased 11 basis points in 2012 and 13 basis points in 2011. The continuing low interest rate environment throughout 2012 and 2011 has served to positively impact our net interest margin due to our liability sensitive balance sheet. The cost of interest bearing liabilities decreased 44 and 52 basis points for 2012 and 2011, respectively, which more than offset the 35 and 37 basis point decreases in the yield on interest earning assets for the same periods. See Tables I and II for further details regarding changes in volumes and rates of average assets and liabilities and how those changes affect our net interest income.

Assuming no significant change in market interest rates, we anticipate a relatively stable net interest margin in the near term as we do not expect interest rates to rise in the near future, we do not expect significant growth in our interest earning assets, nor do we expect our nonperforming asset balances to decline significantly in the near future. We continue to monitor the net interest margin through net interest income simulation to minimize the potential for any significant negative impact. See the "Market Risk Management" section for further discussion of the impact changes in market interest rates could have on us. Further analysis of our yields on interest earning assets and interest bearing liabilities are presented in Tables I and II below.

Table I - Average Distribution of Assets, Liabilities and Shareholders' Equity, Interest Earnings & Expenses, and Average Yields/Rates

	2012			2011			2010		
Dollars in thousands	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
ASSETS									
Interest earning assets									
Loans, net of unearned interest (1)									
Taxable	$ 963,209	$ 55,248	5.74%	$ 987,315	$ 58,911	5.97%	$ 1,082,537	$ 65,643	6.06%
Tax-exempt (2)	6,628	483	7.29%	5,105	402	7.87%	5,965	476	7.98%
Securities									
Taxable	233,560	5,689	2.44%	252,901	9,106	3.60%	253,529	11,922	4.70%
Tax-exempt (2)	71,937	3,929	5.46%	63,894	4,080	6.39%	40,048	2,670	6.67%
Federal Funds sold and interest bearing deposits with other banks	19,731	35	0.18%	33,690	72	0.21%	16,373	31	0.19%
	$ 1,295,065	$ 65,384	5.05%	$ 1,342,905	$ 72,571	5.40%	$ 1,398,452	$ 80,742	5.77%
Noninterest earning assets									
Cash and due from banks	4,188			4,022			4,267		
Premises and equipment	21,578			22,620			23,742		
Other assets	118,427			118,408			104,907		
Allowance for loan losses	(18,157)			(18,161)			(19,226)		
Total assets	$ 1,421,101			$ 1,469,794			$ 1,512,142		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Liabilities									
Interest bearing liabilities									
Interest bearing demand deposits	$ 170,698	$ 325	0.19%	$ 152,552	$ 391	0.26%	$ 147,513	$ 583	0.40%
Savings deposits	203,908	1,361	0.67%	207,226	1,899	0.92%	188,233	2,323	1.23%
Time deposits	548,044	11,472	2.09%	601,925	15,983	2.66%	605,663	18,131	2.99%
Short-term borrowings	13,248	31	0.23%	4,238	8	0.19%	16,172	80	0.49%
Long-term borrowings and subordinated debentures	276,092	10,875	3.94%	315,900	12,921	4.09%	380,235	18,403	4.84%
	$ 1,211,990	$ 24,064	1.99%	$ 1,281,841	$ 31,202	2.43%	$ 1,337,816	$ 39,520	2.95%
Noninterest bearing liabilities									
Demand deposits	94,243			85,247			73,971		
Other liabilities	8,256			8,474			9,597		
Total liabilities	1,314,489			1,375,562			1,421,384		
Shareholders' equity - preferred	9,326			4,738			3,519		
Shareholders' equity - common	97,286			89,494			87,239		
Total liabilities and shareholders' equity	$ 1,421,101			$ 1,469,794			$ 1,512,142		
Net Interest Earnings		$ 41,320			$ 41,369			$ 41,222	
Net Interest Margin			3.19%			3.08%			2.95%

(1) For purposes of this table, nonaccrual loans are included in average loan balances. Included in interest and fees on loans are loan fees of $720,000, $573,000, and $534,000 for the years ended December 31, 2012, 2011 and 2010 respectively.

(2) For purposes of this table, interest income on tax-exempt securities and loans has been adjusted assuming an effective combined Federal and state tax rate of 34% for all years presented. The tax equivalent adjustment results in an increase in interest income of $1,500,000, $1,525,000, and $1,070,000, for the years ended December 31, 2012, 2011 and 2010, respectively.

Table II - Changes in Interest Margin Attributable to Rate and Volume

	2012 Versus 2011			2011 Versus 2010		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
Dollars in thousands	Volume	Rate	Net	Volume	Rate	Net
Interest earned on						
Loans						
Taxable	$ (1,417)	$ (2,246)	$ (3,663)	$ (5,696)	$ (1,036)	$ (6,732)
Tax-exempt	113	(32)	$ 81	(68)	(6)	$ (74)
Securities						
Taxable	(653)	(2,764)	$ (3,417)	(30)	(2,786)	$ (2,816)
Tax-exempt	481	(632)	$ (151)	1,527	(117)	$ 1,410
Federal funds sold and interest bearing deposits with other banks	(26)	(11)	(37)	37	4	41
Total interest earned on interest earning assets	(1,502)	(5,685)	(7,187)	(4,230)	(3,941)	(8,171)
Interest paid on						
Interest bearing demand deposits	43	(109)	(66)	19	(211)	(192)
Savings deposits	(29)	(509)	(538)	217	(641)	(424)
Time deposits	(1,341)	(3,170)	(4,511)	(111)	(2,037)	(2,148)
Short-term borrowings	21	2	23	(39)	(33)	(72)
Long-term borrowings and subordinated debentures	(1,582)	(464)	(2,046)	(2,862)	(2,620)	(5,482)
Total interest paid on interest bearing liabilities	(2,888)	(4,250)	(7,138)	(2,776)	(5,542)	(8,318)
Net interest income	$ 1,386	$ (1,435)	$ (49)	$ (1,454)	$ 1,601	$ 147

Noninterest Income

Noninterest income totaled 0.38%, 0.38%, and 0.51%, of average assets in 2012, 2011, and 2010, respectively. Noninterest income totaled $5.34 million in 2012 compared to $5.55 million in 2011, and $7.74 million in 2010, with insurance commissions, service fees from deposit accounts and realized securities gains being the primary positive components and other-than-temporary impairment of securities and write-downs of OREO properties being the largest negative components. Further detail regarding noninterest income is reflected in the following table.

Table III - Noninterest Income

Dollars in thousands	2012	2011	2010
Insurance commissions	$ 4,433	$ 4,461	$ 4,744
Service fees related to deposit accounts	4,255	4,125	4,036
Mortgage origination revenue	207	208	186
Realized securities gains	2,348	4,006	2,051
Other-than-temporary impairment of securities	(451)	(2,646)	(988)
Gain (loss) on sale of assets	(677)	295	142
Bank owned life insurance income	1,109	846	517
Write-downs of foreclosed properties	(6,862)	(6,651)	(3,401)
Other	978	906	452
Total	$ 5,340	$ 5,550	$ 7,739

Insurance commissions: Insurance commissions have trended downward in 2012 and 2011 due to the continued weakened economic environment. Employee benefit related products, the largest line generating our insurance commissions, have been negatively impacted by reductions in staff and benefits by our employer clients, thus reducing the commission that we earn, and also tightening of commission structures paid to us by our insurance carriers.

Other-than-temporary impairment of securities: During 2012 and 2011, we took other-than-temporary non-cash impairment charges of $451,000 and $2.65 million, respectively, related to certain nongovernment sponsored residential mortgage-backed securities.

Write-down of foreclosed properties: During 2012 and 2011, we recognized $6.86 million and $6.65 million, respectively, in write-downs of OREO properties to record them at fair value less estimated costs to sell. Continued volatility in the real estate markets could result in further write-downs of these properties in the foreseeable future.

Gains/losses on sales of assets: These items are primarily a result of sales of foreclosed properties.

Noninterest Expense

Noninterest expense was well controlled in both 2012 and 2011. These expenses totaled $29.7 million, $30.3 million, and $31.5 million, or 2.1% of average assets for each of the years ended December 31, 2012, 2011, and 2010. Total noninterest expense decreased $557,000 in 2012 compared to 2011 and decreased $1.19 million in 2011 compared to 2010. Table IV below shows the breakdown of these changes.

Professional fees: Professional fees, consisting primarily of legal, accounting, and consulting fees, decreased 15.4% during 2012 primarily due to a decline in fees related to complex collection issues relative to our problem assets, as these problem assets have decreased. These fees increased 14.8% during 2011 compared to 2010 due to higher levels of problem assets during 2011.

FDIC premiums: FDIC premiums decreased during 2011 as a result of the change in the assessment base used in calculating FDIC premiums that became effective during second quarter 2011. These premiums decreased during 2012 due to our lower assessment base.

Foreclosed properties expense: These expenses decreased during 2012 due to the decrease in properties that we foreclosed upon during the period and the related expenses of owning those properties, including real property taxes, which accounted for 43% and 40% of total foreclosed properties expenses in 2012 and 2011, respectively.

Other: The increase during 2012 and the decrease in 2011 of other expenses is primarily the result of a refund of Virginia business franchise taxes during 2011. This refund is a result of OREO property taxes paid in Virginia being an allowable offset to taxable capital for business franchise tax calculation purposes.

Table IV - Noninterest Expense

		Change			Change		
Dollars in thousands	**2012**	**$**	**%**	**2011**	**$**	**%**	**2010**
Salaries, commissions, and employee benefits	**$ 15,532**	**$ (301)**	**-1.9%**	$ 15,833	$ 183	1.2%	$ 15,650
Net occupancy expense	**1,939**	**4**	**0.2%**	1,935	(75)	-3.7%	2,010
Equipment expense	**2,349**	**6**	**0.3%**	2,343	(114)	-4.6%	2,457
Supplies	**345**	**21**	**6.5%**	324	(157)	-32.6%	481
Professional fees	**1,161**	**(212)**	**-15.4%**	1,373	177	14.8%	1,196
Advertising	**237**	**80**	**51.0%**	157	9	6.1%	148
Amortization of intangibles	**351**	**-**	**0.0%**	351	-	0.0%	351
FDIC premiums	**2,067**	**(356)**	**-14.7%**	2,423	(447)	-15.6%	2,870
Foreclosed properties expense	**1,221**	**(237)**	**-16.3%**	1,458	62	4.4%	1,396
Other	**4,526**	**438**	**10.7%**	4,088	(824)	-16.8%	4,912
Total	**$ 29,728**	**$ (557)**	**-1.8%**	$ 30,285	$ (1,186)	-3.8%	$ 31,471

Income Tax Expense/Benefit

Income tax expense for the years ended December 31, 2012 and 2011 totaled $1.22 million and $1.04 million, respectively. Income tax benefit for the year ended December 31, 2010 totaled ($2.96 million). Refer to Note 12 of the accompanying consolidated financial statements for further information and additional discussion of the significant components influencing our effective income tax rates.

CHANGES IN FINANCIAL POSITION

Our average assets decreased during 2012 to $1.42 billion, a decrease of 3.3% below 2011's average of $1.47 billion, and our year end December 31, 2012 assets were $63.0 million less than December 31, 2011. Average assets decreased 2.8% in 2011, from $1.51 billion in 2010. Significant changes in the components of our balance sheet in 2012 and 2011 are discussed below.

Loan Portfolio

Table V depicts gross loan balances by type and the respective percentage of each to total loans at December 31, as follows:

Table V - Loans by Type

	2012		2011		2010		2009		2008	
Dollars in thousands	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial	**$ 85,908**	**9.0%**	$ 99,101	10.1%	$ 97,261	9.6%	$ 122,508	10.6%	$ 130,106	10.7%
Commercial real estate	**430,837**	**45.0%**	429,531	43.5%	423,011	41.7%	465,037	40.2%	452,264	37.3%
Construction and development	**83,155**	**8.7%**	96,013	9.8%	112,840	11.1%	162,080	14.1%	215,465	17.9%
Residential mortgage	**331,980**	**34.7%**	334,688	34.0%	352,328	34.7%	372,867	32.2%	376,026	31.0%
Consumer	**20,658**	**2.2%**	22,377	2.3%	23,886	2.4%	28,203	2.4%	31,519	2.6%
Other	**3,703**	**0.4%**	2,765	0.3%	4,840	0.5%	5,652	0.5%	6,061	0.5%
Total loans	**$ 956,241**	**100.0%**	$ 984,475	100.0%	$ 1,014,166	100.0%	$ 1,156,347	100.0%	$ 1,211,441	100.0%

Total net loans averaged $969.8 million in 2012 compared to $992.4 million in 2011, which represented nearly 68% of total average assets for each year. We have slowed our loan growth due to the current weakened economic conditions in our market areas and limited availability of new capital resources.

Refer to Note 5 of the accompanying consolidated financial statements for our loan maturities and a discussion of our adjustable rate loans as of December 31, 2012.

In the normal course of business, we make various commitments and incur certain contingent liabilities, which are disclosed in Note 14 of the accompanying consolidated financial statements but not reflected in the accompanying consolidated financial statements. There have been no significant changes in these types of commitments and contingent liabilities and we do not anticipate any material losses as a result of these commitments.

Securities

Securities comprised approximately 20.3% of total assets at December 31, 2012 compared to 19.7% at December 31, 2011. Average securities approximated $305.5 million for 2012 or 3.6% less than 2011's average of $316.8 million. Refer to Note 4 of the accompanying consolidated financial statements for details of amortized cost, the estimated fair values, unrealized gains and losses as well as the security classifications by type.

All of our securities are classified as available for sale to provide us with flexibility to better manage our balance sheet structure and react to asset/liability management issues as they arise. Pursuant to ASC Topic 320 *Investments—Debt and Equity Securities*, anytime that we carry a security with an unrealized loss that has been determined to be "other-than-temporary", we must recognize that loss in income. During 2012, 2011 and 2010, we took other-than-temporary non-cash impairment charges of $451,000, $2.6 million, and $1.0 million, respectively, related to certain nongovernment sponsored residential mortgage-backed securities.

At December 31, 2012, we did not own securities of any one issuer that were not issued by the U.S. Treasury or a U.S. Government agency that exceeded ten percent of shareholders' equity. The maturity distribution of the securities portfolio at December 31, 2012, together with the weighted average yields for each range of maturity, is summarized in Table VI. The stated average yields are actual yields and are not stated on a tax equivalent basis.

Table VI - Securities Maturity Analysis

(At amortized cost, dollars in thousands)	Within one year Amount	Yield	After one but within five years Amount	Yield	After five but within ten years Amount	Yield	After ten years Amount	Yield
U. S. Government agencies and corporations	$ 59	2.3%	$ 32	1.3%	$ 2,649	3.9%	$ 25,388	2.3%
Residential mortgage backed securities:								
Government sponsored agencies	60,263	2.4%	69,172	2.9%	2,583	3.5%	1,794	4.0%
Nongovernment sponsored entities	6,415	5.4%	6,561	5.9%	1,073	5.3%	1,331	6.9%
Tax-exempt mortgage backed securities	-	-	-	-	-	-	2,738	4.3%
State and political subdivisions	451	6.9%	2,959	6.9%	7,471	3.8%	80,709	4.4%
Corporate debt securities	-	-	960	2.0%	999	1.7%	-	-
Other	-	-	-	-	-	-	77	-
Total	$ 67,188	2.7%	$ 79,684	3.3%	$ 14,775	3.7%	$ 112,037	3.9%

Deposits

Total deposits at December 31, 2012 increased $10.6 million or 1.1% compared to December 31, 2011. We have strengthened our focus on growing core transaction accounts, which is reflected by their growth over the past five years, increasing 20.7% since 2008.

Table VII - Deposits

Dollars in thousands	**2012**	**2011**	**2010**	**2009**	**2008**
Noninterest bearing demand	**$ 100,592**	$ 88,655	$ 74,604	$ 74,119	$ 69,808
Interest bearing demand	**175,706**	158,483	150,291	148,587	156,990
Savings	**193,039**	208,809	177,053	188,419	61,689
Time deposits	**557,788**	560,553	634,991	606,213	677,363
Total deposits	**$ 1,027,125**	$ 1,016,500	$ 1,036,939	$ 1,017,338	$ 965,850

See Table I for average deposit balance and rate information by deposit type for 2012, 2011 and 2010 and Note 10 of the accompanying consolidated financial statements for a maturity distribution of time deposits as of December 31, 2012.

Borrowings

Lines of Credit: We have remaining available lines of credit from the Federal Home Loan Bank totaling $205.0 million at December 31, 2012. We use these lines primarily to fund loans to customers. Funds acquired through this program are reflected on the consolidated balance sheet in short-term borrowings or long-term borrowings, depending on the repayment terms of the debt agreement. We also had $80.5 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2012, which is primarily secured by consumer loans, construction loans, farmland loans, and commercial and industrial loans and a $6.0 million available line of credit with a correspondent bank.

Short-term Borrowings: Total short-term borrowings consisting entirely of advances from the Federal Home Loan Bank having original maturities of 30 days or less decreased $12.0 million from $16.0 million at December 31, 2011 to $4.0 million at December 31, 2012. See Note 11 of the accompanying consolidated financial statements for additional disclosures regarding our short-term borrowings.

Long-term Borrowings: Long-term borrowings historically have been used to fund our loan growth, however over the past four years long-term borrowings have been reduced significantly as our balance sheet contracted. Total long-term borrowings of $203.3 million at December 31, 2012 and $270.3 million at December 31, 2011 consisted primarily of funds borrowed on available lines of credit from the Federal Home Loan Bank and structured reverse repurchase agreements with two unaffiliated institutions. Borrowings from the Federal Home Loan Bank totaled $122.7 million at December 31, 2012, compared to $160.3 million outstanding at December 31, 2011. We have a term loan with an unrelated financial institution that is secured by the common stock of our subsidiary bank, with an interest rate of prime minus 50 basis points, and matures in 2017. The outstanding balance of this term loan was $8.6 million at December 31, 2012 and $9.9 million at December 31, 2011. During 2007, we entered into $110 million of structured reverse repurchase agreements, with terms ranging from 5 to 10 years and call features ranging from 2 to 3.5 years in which they are callable by the purchaser. These structured reverse repurchase agreements totaled $72.0 million at December 31, 2012. Refer to Note 11 of the accompanying consolidated financial statements for additional information regarding our long-term borrowings.

Subordinated Debentures: We have subordinated debt totaling $16.8 million at December 31, 2012 and 2011. Subordinated debt qualifies as Tier 2 regulatory capital until the debt is within 5 years of maturity, at which time, the qualifying amount is decreased by 20 percent each year until maturity. During 2009, we issued $6.8 million in subordinated debt, of which $5.0 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, $10.0 million of subordinated debt was issued to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points, has a term of 7.5 years.

ASSET QUALITY

Due to continued weakened economic conditions, borrowers have in many cases been unable to refinance their loans due to a range of factors including reductions in property values. As a result, we continue to experience elevated levels of loan delinquencies and nonperforming assets, particularly in regard to our construction & development, residential real estate, and commercial real estate loan portfolios. While recent economic data points to a stabilizing real estate market, in the near term, Management anticipates loan delinquencies will remain higher than historical levels, and nonperforming assets will remain elevated.

Table VIII presents a summary of non-performing assets at December 31, as follows:

Table VIII - Nonperforming Assets

Dollars in thousands	2012	2011	2010	2009	2008
Accruing loans past due 90 days or more					
Commercial	$ -	$ -	$ -	$ 23	$ -
Commercial real estate	-	-	-	-	-
Commercial construction & development	-	-	-	-	1,015
Residential construction & development	-	344	-	-	-
Residential real estate	-	-	1,442	156	2
Consumer	-	-	-	20	22
Other	-	-	-	2	-
Total accruing loans 90+ days past due	-	344	1,442	201	1,039
Nonaccrual loans					
Commercial	**5,002**	3,260	1,318	408	198
Commercial real estate	**2,556**	7,163	2,686	35,217	24,323
Commercial construction & development	-	1,052	-	11,553	-
Residential construction & development	**13,641**	22,289	10,049	14,775	17,368
Residential real estate	**16,522**	18,187	6,075	4,407	4,983
Consumer	**55**	145	141	381	58
Total nonaccrual loans	**37,776**	52,096	20,269	66,741	46,930
Foreclosed properties					
Commercial	-	-	597	-	-
Commercial real estate	**11,835**	15,721	14,745	4,788	875
Commercial construction & development	**17,597**	17,101	17,021	2,028	180
Residential construction & development	**23,074**	27,877	34,377	30,230	6,575
Residential real estate	**3,666**	3,239	3,495	3,247	480
Consumer	-	-	-	-	-
Total foreclosed properties	**56,172**	63,938	70,235	40,293	8,110
Repossessed assets	**6**	263	289	269	3
Total nonperforming assets	**$ 93,954**	$ 116,641	$ 92,235	$ 107,504	$ 56,082
Total nonperforming loans as a percentage of total loans	**3.96%**	5.33%	2.14%	5.79%	3.97%
Total nonperforming assets as a percentage of total assets	**6.77%**	8.04%	6.24%	6.78%	3.45%

The following table details our most significant nonperforming loan relationships at December 31, 2012.

Table IX - Significant Nonperforming Loan Relationships
December 31, 2012
Dollars in thousands

Location	Underlying Collateral	Loan Origination Date	Loan Nonaccrual Date	Loan Balance	Method Used to Measure Impairment	Most Recent Appraised Value		Amount Allocated to Allowance for Loan Losses	Amount Previously Charged-off
Southwestern WV	Accounts Receivable, Inventory, Equipment, & Commercial Real Estate	Oct. 2007	Jun. 2012	$ 2,533	Collateral Value	$ 3,887	(2)	$ -	$ 565
Shenandoah Valley VA	Residential Building Lots	Aug. 2004, July 2005, & July 2007	Jun. 2011	$ 1,559	Collateral value	$ 1,860	(1)	$ -	$ 405
Northern VA	Single family residence & Business Investment	Aug. 2007, Oct. 2007 & Sept. 2008	Dec. 2011	$ 12,565	Collateral value	$ 10,000	(2)	$ 3,065	$ -
Eastern Panhandle WV	Residential development & undeveloped acreage	Mar. 2008 & June 2008	Jun. 2011	$ 8,413	Collateral value	$ 8,158	(1)	$ 1,134	$ -
Shenandoah Valley VA	Residential Subdivision & 2 single family residential building lots	Jun. 2008	Sept. 2011	$ 1,499	Collateral value	$ 1,652	(1)	$ 2	$ 552
Southcentral WV	UCC Business Assets & Residential Subdivision	Feb. 2003, Mar. 2008 & Apr. 2008	May 2011 & Jul. 2011	$ 1,247	Collateral value	$ 1,624	(2)	$ 36	$ -

(1) - Values are based upon recent external appraisal.
(2) - Value is based upon current appraisal on the real estate and most recent estimate on business assets.

Refer to Note 5 Loans, for information regarding our past due loans, impaired loans, nonaccrual loans, and troubled debt restructurings.

We monitor our concentrations in higher-risk lending areas in accordance with the Interagency Guidance for Concentrations in Commercial Real Estate Lending issued in 2006. This guidance establishes concentration guidelines of 100% of Tier 1 Capital plus the allowance for loan and lease loss for lending in construction, land development, and other land loans. It further establishes a guideline of 300% of Tier 1 Capital plus the allowance for loan and lease loss for lending in construction, land development and other land loans plus loans secured by non-owner occupied non-farm non-residential properties. As of December 31, 2012, Summit Community Bank was within the recommended limits of 100% and 300%, respectively.

We maintain the allowance for loan losses at a level considered adequate to provide for estimated probable credit losses inherent in the loan portfolio. The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows:

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate -- owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for all loan segments detailed above an allocation equaling 100% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within the conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

Relationship between Allowance for Loan Losses, Net Charge-offs and Nonperforming Loans

In analyzing the relationship between the allowance for loan losses, net loan charge-offs and nonperforming loans, it is helpful to understand the process of how loans are treated as they deteriorate over time. Reserves for loans are established at origination through the quantitative and qualitative reserve process discussed above.

Charge-offs, if necessary, are typically recognized in a period after the reserves were established. If the previously established reserves exceed that needed to satisfactorily resolve the problem credit, a reduction in the overall level of the reserve could be recognized. In summary, if loan quality deteriorates, the typical credit sequence is periods of reserve building, followed by periods of higher net charge-offs.

Consumer loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Commercial-related loans (which are risk-rated) are charged off to the allowance for loan losses when the loss has been confirmed. This determination includes many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity.

Substantially all of our nonperforming loans are secured by real estate. The substantial majority of these loans were underwritten in accordance with our loan-to-value policy guidelines which range from 70-85% at the time of origination. Although property values have deteriorated across our market areas, the fair values of the underlying collateral value remains in excess of the recorded investment in many of our nonperforming loans, and therefore, no specific reserve allocation is required; as of December 31, 2012, approximately 52% of our impaired loans required no reserves or have been charged down to their fair value. Accordingly, our allowance for loan losses has not increased proportionately as our nonperforming loans have increased. The allowance for loan loss will, however, increase as a result of an increase in net loan charge-offs due to the incremental higher historical net charge-off rate applied to the loans which are collectively evaluated for impairment.

At December 31, 2012 and 2011, our allowance for loan losses totaled $17.9 million, or 1.88% of total loans and $17.7 million, or 1.80% of total loans, respectively, and is considered adequate to cover our estimate of probable credit losses inherent in our loan portfolio. Table X presents an allocation of the allowance for loan losses by loan type at each respective year end date, as follows:

Table X - Allocation of the Allowance for Loan Losses

	2012		2011		2010		2009		2008	
Dollars in thousands	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial	**$ 782**	**9.0%**	$ 770	10.1%	$ 323	9.6%	$ 401	10.6%	$ 546	10.7%
Commercial real estate	**4,656**	**45.1%**	4,618	43.6%	4,049	41.7%	3,938	40.2%	4,705	37.4%
Construction and development	**5,358**	**8.7%**	7,381	9.8%	8,182	11.1%	8,747	14.0%	7,536	17.8%
Residential real estate	**6,984**	**34.7%**	4,749	34.0%	4,376	34.7%	3,626	32.3%	3,458	31.0%
Consumer	**132**	**2.1%**	161	2.3%	263	2.4%	249	2.4%	427	2.6%
Other	**21**	**0.4%**	33	0.2%	31	0.5%	39	0.5%	261	0.5%
Unallocated	**-**	**0.0%**	-	0.0%	-	0.0%	-	0.0%	-	-
	$ 17,933	**100.0%**	$ 17,712	100.0%	$ 17,224	100.0%	$ 17,000	100.0%	$ 16,933	100.0%

A reconciliation of the activity in the allowance for loan losses follows:

Table XI - Allowance for Loan Losses

Dollars in thousands	2012	2011	2010	2009	2008
Balance, beginning of year	**$ 17,712**	$ 17,224	$ 17,000	$ 16,933	$ 9,192
Losses					
Commercial	**1,273**	506	601	479	198
Commercial real estate	**1,442**	586	9,239	469	1,131
Construction and development	**3,757**	3,568	7,937	16,946	4,529
Residential real estate	**2,114**	5,035	3,836	3,921	1,608
Consumer	**136**	162	279	214	375
Other	**95**	86	233	231	203
Total	**8,817**	9,943	22,125	22,260	8,044
Recoveries					
Commercial	**13**	35	38	129	4
Commercial real estate	**64**	92	273	23	17
Construction and development	**61**	43	331	1,615	-
Residential real estate	**228**	98	164	29	64
Consumer	**95**	112	87	90	72
Other	**77**	51	106	116	128
Total	**538**	431	999	2,002	285
Net losses	**8,279**	9,512	21,126	20,258	7,759
Provision for loan losses	**8,500**	10,000	21,350	20,325	15,500
Balance, end of year	**$ 17,933**	$ 17,712	$ 17,224	$ 17,000	$ 16,933

At December 31, 2012 and 2011, we had approximately $56.2 million and $63.9 million, respectively, in other real estate owned which was obtained as the result of foreclosure proceedings. Although foreclosed property is recorded at fair value less estimated costs to sell, the prices ultimately realized upon their sale may or may not result in us recognizing loss.

LIQUIDITY AND CAPITAL RESOURCES

Bank Liquidity: Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements. Liquidity is provided primarily by excess funds at correspondent banks, non-pledged securities, and available lines of credit with the Federal Home Loan Bank ("FHLB"), Federal Reserve Bank of Richmond and correspondent banks, which totaled approximately $439.0 million or 31.6% of total consolidated assets at December 31, 2012.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity. As a member of the Federal Home Loan Bank of Pittsburgh, we have access to approximately $331 million. At December 31, 2012, we had available borrowing capacity of $205 million through FHLB programs. We also maintain a credit line with the Federal Reserve Bank of Richmond as a contingency liquidity vehicle. The amount available on this line at December 31, 2012 was approximately $81 million, which is secured by a pledge of our consumer and commercial and industrial loan portfolios. We have a $6 million unsecured line of credit with a correspondent bank. Also, we classify all of our securities as available for sale to enable us to liquidate them if the need arises. During 2012, our loans decreased approximately $28.1 million, while total deposits increased $10.6 milllion. This net additional liquidity was used to reduce a similar amount of FHLB borrowings.

Liquidity risk represents the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, customer or creditor perception of financial strength, and events unrelated to Summit such as war, terrorism, or financial institution market specific issues. The Asset/Liability Management Committee ("ALCO"), comprised of members of senior management and certain members of the Board of Directors, oversees our liquidity risk management process. The ALCO develops and recommends policies and limits governing our liquidity to the Board of Directors for approval with the objective of ensuring that we can obtain cost-effective funding to meet current and future obligations, as well as maintain sufficient levels of on-hand liquidity, under both normal and "stressed" circumstances.

One aspect of our liquidity management process is establishing contingency liquidity funding plans under various scenarios in order to prepare for unexpected liquidity shortages or events. The following represents three "stressed" liquidity circumstances and our related contingency plans with respect to each.

Scenario 1 – Summit Community's capital status becomes less than "well capitalized". Banks which are less than "well capitalized" in accordance with regulatory capital guidelines are prohibited from issuing new brokered deposits without first obtaining a waiver from the FDIC to do so. In the event Summit Community's capital status were to fall below well capitalized and was not successful in obtaining the FDIC's waiver to issue new brokered deposits, Summit Community:

- Would have limited amounts of maturing brokered deposits to replace in the short-term, as we have limited our brokered deposits maturing in any one quarter to no more than $50 million.
- Presently has $439 million in available sources of liquid funds which could be drawn upon to fund maturing brokered deposits until Summit Community had restored its capital to well capitalized status.
- Would first seek to restore its capital to well capitalized status through capital contributions from Summit, its parent holding company.
- Would generally have no more than $100 million in brokered deposits maturing in any one year time frame, which is well within its presently available sources of liquid funds, if in the event Summit does not have the capital resources to restore Summit Community's capital to well capitalized status. One year would give Summit Community ample time to raise alternative funds either through retail deposits or the sale of assets, and obtain capital resources to restore it to well capitalized status.

Scenario 2 – Summit Community's credit quality deteriorates such that the FHLB restricts further advances. If in the event that the Bank's credit quality deteriorated to the point that further advances under its line with the FHLB were restricted, Summit Community:

- Would severely curtail lending and other growth activities until such time as access to this line could be restored, thus eliminating the need for net new advances.
- Would still have available current liquid funding sources secured by unemcumbered loans and securities totaling $262 million aside from its FHLB line, which would result in a funding source of approximately $221 million.

Scenario 3 – A competitive financial institution offers a retail deposit program at interest rates significantly above current market rates in the Summit Community's market areas. If a competitive financial institution offered a retail deposit program at rates well in excess of current market rates in the Summit Community's market area, the Bank:

- Presently has $439 million in available sources of liquid funds which could be drawn upon immediately to fund any "net run off" of deposits from this activity.
- Would severely curtail lending and other growth activities so as to preserve the availability of as much contingency funds as possible.
- Would begin offering its own competitive deposit program when deemed prudent so as to restore the retail deposits lost to the competition.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met. We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.

Growth and Expansion: During 2012, we spent approximately $0.3 million on capital expenditures for premises and equipment. We expect our capital expenditures to approximate $0.5 million in 2013, primarily for equipment upgrades.

Management anticipates that the Company's near term level of assets will remain stable or even decline slightly in comparison with that of the prior year due to an expected continued slowly growing economy.

Capital Compliance: Our capital position has significantly improved. This is primarily attributable to an increase in retained earnings due to our return to profitability in 2011, a decline in total assets, and various capital raises over the past four years. Stated as a percentage of total assets, our equity ratio was 8.5% and 7.1% at December 31, 2012 and 2011, respectively. At December 31, 2012, we had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum levels required to be considered "well capitalized" of $55.7 million, $39.4 million, and $45.7 million, respectively. Our subsidiary bank, Summit Community Bank, had Tier 1 risk-based, Total risk-based and Tier 1 leverage capital in excess of the minimum "well capitalized" levels of $76.6 million, $49.4 million, and $66.8 million, respectively. We intend to maintain both Summit's and its subsidiary bank's capital ratios at levels that would be considered to be "well capitalized" in accordance with regulatory capital guidelines. See Note 16 of the accompanying consolidated financial statements for further discussion of our regulatory capital.

During 2009, we issued $6.8 million in subordinated debentures, of which $5.0 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, have a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10.0 million of subordinated debentures. This debt has an interest rate of 1 month LIBOR plus 275 basis points, a term of 7.5 years, and is not prepayable by us within the first two and a half years. These subordinated debentures qualify as Tier 2 capital until they are within 5 years of maturity, thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity.

On September 30, 2009, we issued $3.7 million of 8% non-cumulative convertible preferred stock and during fourth quarter 2011, we issued an additional $5.8 million of 8% non-cumulative convertible preferred stock.

Issuance of Trust Preferred Securities: Under Federal Reserve Board guidelines, we had the ability to issue an additional $13.8 million of trust preferred securities as of December 31, 2012 that would qualify as Tier 1 regulatory capital to support our future growth. Trust preferred securities issuances in excess of this limit generally may be included in Tier 2 capital.

Dividends: There were no cash dividends paid on common shares in 2012 or 2011. Future cash dividends will depend on the earnings, and financial condition of our subsidiary bank and our capital adequacy as well as general economic conditions. As discussed below under Regulatory Matters, we are presently restricted from paying cash dividends on our common stock.

The primary source of funds for the dividends paid to our shareholders is dividends received from our subsidiary bank. Dividends paid by our subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. Presently, as a result of the current bank MOU, the bank is required to give 30 days prior written notice of its intent to pay any cash dividends to its regulatory authorities to give regulatory authorities an opportunity to object.

Regulatory Matters: Summit and the Bank have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. Among other things, under the MOU's, Summit's management team has agreed to:

- The Bank achieving and maintaining a minimum Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 11%;
- The Bank providing 30 days prior notice of any declaration of intent to pay cash dividends to provide the Bank's regulatory authorities an opportunity to object;
- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

On October 25, 2012, the Bank entered into a revised MOU ("Bank MOU") which replaced the Bank MOU effective September 24, 2009 and subsequently amended on February 1, 2011. In general, the Bank MOU includes provisions substantially similar to those in the prior Bank MOU with the exception that several provisions deemed no longer applicable by the regulatory authorities were removed and a provision relative to reducing the Bank's levels of classified assets was added.

In summary, we have agreed, among other things, to address the following matters relative to the Bank:

- maintaining a Board committee which monitors and promotes compliance with the provisions of the Bank MOU;
- providing the Bank's regulatory authorities with updated reports of criticized assets and/or formal workout plans for all nonperforming borrower relationships with an aggregate outstanding balance exceeding $1 million;
- developing and submitting to regulatory authorities a written plan to reduce the Bank's risk exposure in each adversely classified credit relationship in excess of $1 million and all OREO;
- establishing procedures to report all loans with balances exceeding $500,000 that have credit weaknesses or that fall outside of the Bank's policy;
- annually reviewing the organizational structure and operations of the Bank's loan department;
- maintaining an adequate allowance for loan and lease losses through charges to current operating income;
- reviewing overall liquidity objectives and developing and submitting to regulatory authorities plans and procedures aimed to improve liquidity and reduce reliance on volatile liabilities;
- preparing comprehensive budgets and earnings forecasts for the Bank and submitting reports comparing actual performance to the budget plan;
- maintaining a minimum Tier 1 Leverage Capital ratio of at least 8% and a Total Risk-based Capital ratio of at least 11%;
- not paying any cash dividends without the prior written consent of the banking regulators; and,
- providing quarterly progress reports to the Bank's regulatory authorities detailing steps taken to comply with the Bank MOU.

Management presently believes Summit and the Bank are in compliance with all provisions of the MOUs.

Contractual Cash Obligations: During our normal course of business, we incur contractual cash obligations. The following table summarizes our contractual cash obligations at December 31, 2012.

Table XII - Contractual Cash Obligations

Dollars in thousands	Long Term Debt and Subordinated Debentures	Operating Leases
2013	$ 42,349	$ 235
2014	83,429	175
2015	11,909	21
2016	28,911	-
2017	919	-
Thereafter	72,140	-
Total	$ 239,657	$ 431

Off-Balance Sheet Arrangements: We are involved with some off-balance sheet arrangements that have or are reasonably likely to have an effect on our financial condition, liquidity, or capital. These arrangements at December 31, 2012 are presented in the following table. Refer to Note 14 of the accompanying consolidated financial statements for further discussion of our off-balance sheet arrangements.

Table XIII - Off-Balance Sheet Arrangements

Dollars in thousands	
Commitments to extend credit	
Revolving home equity and credit card lines	$ 47,690
Construction loans	16,226
Other loans	35,401
Standby letters of credit	1,934
Total	$ 101,251

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Interest rate risk is our primary market risk and results from timing differences in the repricing of assets, liabilities and off-balance sheet instruments, changes in relationships between rate indices and the potential exercise of embedded options. The principal objective of asset/liability management is to minimize interest rate risk and our actions in this regard are taken under the guidance of our Asset/Liability Management Committee ("ALCO"). The ALCO is comprised of members of senior management and members of the Board of Directors. The ALCO actively formulates the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor our sources, uses and prices of funds.

Some amount of interest rate risk is inherent and appropriate to the banking business. Our net income is affected by changes in the absolute level of interest rates. At December 31, 2012, our interest rate risk position was liability sensitive. That is, liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment, while a falling interest rate environment would produce an increase in net interest income. Net interest income is also subject to changes in the shape of the yield curve. In general, a flat yield curve results in a decline in our earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as margins widen.

Several techniques are available to monitor and control the level of interest rate risk. We primarily use earnings simulations modeling to monitor interest rate risk. The earnings simulation model forecasts the effects on net interest income under a variety of interest rate scenarios that incorporate changes in the absolute level of interest rates and changes in the shape of the yield curve. Each increase or decrease in rates is assumed to gradually take place over a 12 month period, and then remain stable, except for the up 400 scenario, which assumes a gradual increase in rates over 24 months. Assumptions used to project yields and rates for new loans and deposits are derived from historical analysis. Securities portfolio maturities and prepayments are reinvested in like instruments. Mortgage loan prepayment assumptions are developed from industry estimates of prepayment speeds. Noncontractual deposit repricings are modeled on historical patterns.

The following table presents the estimated sensitivity of our net interest income to changes in interest rates, as measured by our earnings simulation model as of December 31, 2012. The sensitivity is measured as a percentage change in net interest income given the stated changes in interest rates (gradual change over 12 months, stable thereafter for the down 100 and the up 200 scenarios, and gradual change over 24 months for the up 400 scenario) compared to net interest income with rates unchanged in the same period. The estimated changes set forth below are dependent on the assumptions discussed above and are well within our ALCO policy limit, which is a 10% reduction in net interest income over the ensuing twelve month period.

Change in Interest Rates	Estimated % Change in Net Interest Income Over:	
	0 - 12 Months	**13 - 24 Months**
Down 100 basis points (1)	0.41%	7.42%
Up 200 basis points (1)	-2.27%	-3.08%
Up 400 basis points (2)	-0.80%	-5.54%

(1) assumes a parallel shift in the yield curve over 12 months

(2) assumes a parallel shift in the yield curve over 24 months

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Summit Financial Group, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of Summit Financial Group, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles and in conformity with the Federal Financial Institutions Examination Council instructions for consolidated Reports of Condition and Income (call report instructions). The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Arnett Foster Toothman, PLLC, independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2012, its system of internal control over financial reporting is effective and meets the criteria of the *Internal Control-Integrated Framework*. Arnett Foster Toothman, PLLC, independent registered public accounting firm, has issued an attestation report on management's assessment of the Corporation's internal control over financial reporting.

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.



H, Charles Maddy, III
President and
Chief Executive Officer



Robert S. Tissue
Senior Vice President
and Chief Financial Officer



Julie R. Cook
Vice President
and Chief Accounting Officer

Moorefield, West Virginia
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING


arnett
foster
toothman pllc
CPAs & Advisors

To the Board of Directors and Shareholders
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Summit Financial Group, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Summit Financial Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based upon the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of Summit Financial Group, Inc. and our report, dated February 28, 2013, expressed an unqualified opinion.

Arnett Foster Toothman PLLC

Charleston, West Virginia
February 28, 2013

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


arnett
foster
toothman pllc
CPAs & Advisors

To the Board of Directors
Summit Financial Group, Inc.
Moorefield, West Virginia

We have audited the accompanying consolidated balance sheets of Summit Financial Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Financial Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Summit Financial Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013, expressed an unqualified opinion on the effectiveness of Summit Financial Group Inc's internal control over financial reporting.

Arnett Foster Toothman PLLC

Charleston, West Virginia
February 28, 2013

Consolidated Balance Sheets

Dollars in thousands	December 31, 2012	2011
ASSETS		
Cash and due from banks	$ **3,833**	$ 4,398
Interest bearing deposits with other banks	**10,969**	28,294
Cash and cash equivalents	**14,802**	32,692
Securities available for sale	**281,539**	286,599
Other investments	**14,658**	19,146
Loan held for sale, net	**226**	-
Loans, net	**937,168**	965,516
Property held for sale	**56,172**	63,938
Premises and equipment, net	**21,129**	22,084
Accrued interest receivable	**5,621**	5,784
Intangible assets	**8,300**	8,651
Cash surrender value of life insurance policies	**29,553**	29,284
Other assets	**17,936**	16,427
Total assets	$ **1,387,104**	$ 1,450,121
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ **100,592**	$ 88,655
Interest bearing	**926,533**	927,845
Total deposits	**1,027,125**	1,016,500
Short-term borrowings	**3,958**	15,956
Long-term borrowings	**203,268**	270,254
Subordinated debentures	**16,800**	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	**19,589**	19,589
Other liabilities	**7,809**	8,456
Total liabilities	**1,278,549**	1,347,555
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock and related surplus, authorized 250,000 shares:		
Series 2009, 8% Non-cumulative convertible preferred stock, par value $1.00; issued 3,710 shares	**3,519**	3,519
Series 2011, 8% Non-cumulative convertible preferred stock, par value $1.00; issued 12,000 shares	**5,807**	5,807
Common stock and related surplus, $2.50 par value; authorized 20,000,000 shares; issued 7,425,472 shares	**24,520**	24,518
Retained earnings	**69,841**	64,904
Accumulated other comprehensive income	**4,868**	3,818
Total shareholders' equity	**108,555**	102,566
Total liabilities and shareholders' equity	$ **1,387,104**	$ 1,450,121

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Dollars in thousands (except per share amounts)	For the Year Ended December 31, 2012	2011	2010
Interest income			
Interest and fees on loans			
Taxable	**$ 55,248**	$ 58,910	$ 65,643
Tax-exempt	**319**	265	314
Interest and dividends on securities			
Taxable	**5,689**	9,105	11,922
Tax-exempt	**2,593**	2,694	1,762
Interest on interest bearing deposits with other banks	**35**	72	31
Total interest income	**63,884**	71,046	79,672
Interest expense			
Interest on deposits	**13,158**	18,273	21,036
Interest on short-term borrowings	**31**	7	80
Interest on long-term borrowings and subordinated debentures	**10,875**	12,922	18,404
Total interest expense	**24,064**	31,202	39,520
Net interest income	**39,820**	39,844	40,152
Provision for loan losses	**8,500**	10,000	21,350
Net interest income after provision for loan losses	**31,320**	29,844	18,802
Noninterest income			
Insurance commissions	**4,433**	4,461	4,744
Service fees related to deposit accounts	**4,255**	4,125	4,036
Realized securities gains	**2,348**	4,006	2,051
Gain (loss) on sales of assets	**(677)**	295	142
Write-downs of foreclosed properties	**(6,862)**	(6,651)	(3,401)
Bank owned life insurance income	**1,109**	846	517
Other	**1,185**	1,114	638
Total other-than-temporary impairment loss on securities	**(1,308)**	(6,279)	(1,816)
Portion of loss recognized in other comprehensive income	**857**	3,633	828
Net impairment loss recognized in earnings	**(451)**	(2,646)	(988)
Total noninterest income	**5,340**	5,550	7,739
Noninterest expenses			
Salaries, commissions, and employee benefits	**15,532**	15,833	15,650
Net occupancy expense	**1,939**	1,935	2,010
Equipment expense	**2,349**	2,342	2,457
Professional fees	**1,161**	1,373	1,196
Amortization of intangibles	**351**	351	351
FDIC premiums	**2,067**	2,423	2,870
Foreclosed properties expense	**1,221**	1,677	1,577
Other	**5,108**	4,351	5,360
Total noninterest expenses	**29,728**	30,285	31,471
Income (loss) before income tax expense	**6,932**	5,109	(4,930)
Income tax expense (benefit)	**1,219**	1,035	(2,955)
Net income (loss)	**5,713**	4,074	(1,975)
Dividends on preferred shares	**777**	371	297
Net income (loss) applicable to common shares	**$ 4,936**	$ 3,703	$ (2,272)
Basic earnings per common share	**$ 0.66**	$ 0.50	$ (0.31)
Diluted earnings per common share	**$ 0.60**	$ 0.49	$ (0.31)

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2012, 2011 and 2010

Dollars in thousands		2012		2011		2010
Net income	$	**5,713**	$	4,074	$	(1,975)
Other comprehensive income (loss):						
Non-credit related other-than-temporary impairment on available for sale debt securities - 2012 - $857, net of deferred taxes of $326; 2011 - $3,633, net of deferred taxes of $1,381; 2010 - $828, net of deferred taxes of $315		**(531)**		(2,252)		(513)
Net unrealized gain on available for sale debt securities of: 2012 - $2,550 net of deferred taxes of $969 and reclassification adjustment for net realized gains included in net income of $2,348; 2011 - $8,834, net of deferred taxes of $3,357 and reclassification adjustment for net realized gains included in net income of $4,006; 2010 - $3,140, net of deferred taxes of $1,193 and reclassification adjustment for net realized gains included in net income of $2,051		**1,581**		5,477		1,947
Total comprehensive income	$	**6,763**	$	7,299	$	(541)

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2012, 2011 and 2010

Dollars in thousands (except per share amounts)	Series 2009 Preferred Stock and Related Surplus	Series 2011 Preferred Stock and Related Surplus	Common Stock and Related Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2009	$ 3,519	$ -	$ 24,508	$ 63,474	$ (841)	$ 90,660
Comprehensive income:						
Net loss	-	-	-	(1,975)	-	(1,975)
Other comprehensive income	-	-	-	-	1,434	1,434
Total comprehensive income						(541)
Exercise of stock options	-		-	-	-	-
Issuance of 3,710 shares of preferred stock	-		-	-	-	-
Series 2009 Preferred Stock cash dividends declared ($80.00 per share)	-	-	-	(297)	-	(297)
Balance, December 31, 2010	3,519	-	24,508	61,201	593	89,821
Comprehensive income:						
Net income	-	-	-	4,074	-	4,074
Other comprehensive income					3,225	3,225
Total comprehensive income						7,299
Exercise of stock options	-	-	-	-	-	-
Stock compensation expense	-	-	10	-		10
Issuance of 12,000 shares Series 2011 Preferred Stock	-	5,807	-	-	-	5,807
Series 2009 Preferred Stock cash dividends declared ($80.00 per share)	-	-	-	(297)	-	(297)
Series 2011 Preferred Stock cash dividends declared ($10.00 per share)	-	-	-	(74)	-	(74)
Balance, December 31, 2011	3,519	5,807	24,518	64,904	3,818	102,566
Comprehensive income:						
Net income	-	-	-	**5,713**	-	**5,713**
Other comprehensive income					**1,050**	**1,050**
Total comprehensive income						**6,763**
Exercise of stock options	-	-	-	-	-	-
Stock compensation expense	-	-	**2**	-		**2**
Series 2009 Preferred Stock cash dividends declared ($80.00 per share)	-	-	-	**(297)**	-	**(297)**
Series 2011 Preferred Stock cash dividends declared ($40.00 per share)	-	-	-	**(480)**	-	**(480)**
Balance, December 31, 2012	**$ 3,519**	**$ 5,807**	**$ 24,520**	**$ 69,841**	**$ 4,868**	**$ 108,555**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 5,713**	$ 4,074	$ (1,975)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**1,286**	1,393	1,566
Provision for loan losses	**8,500**	10,000	21,350
Stock compensation expense	**2**	10	-
Deferred income tax expense (benefit)	**(502)**	(3,383)	(3,994)
Loans originated for sale	**(8,258)**	(9,427)	(9,778)
Proceeds from loans sold	**8,032**	9,770	9,437
Securities (gains)	**(2,348)**	(4,006)	(2,051)
Other-than-temporary impairment of securities	**451**	2,646	988
(Gain) loss on disposal of assets	**677**	(295)	(142)
Write-downs of foreclosed properties	**6,862**	6,651	3,401
Amortization of securities premiums (accretion of discounts), net	**4,622**	2,155	(620)
Amortization of goodwill and purchase accounting adjustments, net	**363**	363	363
Decrease in accrued interest receivable	**163**	94	444
(Increase) in cash surrender value of bank owned life insurance	**(269)**	(825)	(541)
(Increase) decrease in other assets	**(2,289)**	(1,552)	2,028
Increase (decrease) in other liabilities	**(1,259)**	564	623
Net cash provided by operating activities	**21,746**	18,232	21,099
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities and calls of securities available for sale	**4,618**	8,049	60,972
Proceeds from sales of securities available for sale	**72,056**	131,950	50,893
Principal payments received on securities available for sale	**66,377**	57,670	57,444
Purchases of securities available for sale	**(141,297)**	(214,130)	(165,390)
Purchases of other investments	**-**	(2,000)	(2,998)
Redemption of Federal Home Bank Loan Stock	**4,763**	3,796	1,065
Proceeds from maturities and calls of other investments	**2,000**	7,999	3,000
Net principal payments received on loans	**11,906**	7,238	71,571
Purchases of premises and equipment	**(343)**	(384)	(426)
Proceeds from sale of other repossessed assets & property held for sale	**9,373**	13,334	18,295
Purchases of life insurance contracts	**-**	(15,000)	-
Net cash provided by (used in) investing activities	**29,453**	(1,478)	94,426
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in demand deposit, NOW and savings accounts	**13,390**	53,999	(9,176)
Net increase (decrease) in time deposits	**(2,764)**	(74,438)	28,777
Net (decrease) in short-term borrowings	**(11,998)**	14,373	(48,157)
Proceeds from long-term borrowings	**-**	843	-
Repayment of long-term borrowings	**(66,986)**	(34,697)	(77,384)
Net proceeds from issuance of preferred stock	**-**	5,807	-
Dividends paid on preferred stock	**(731)**	(297)	(297)
Net cash provided by (used in) financing activities	**(69,089)**	(34,410)	(106,237)
Increase (decrease) in cash and cash equivalents	**(17,890)**	(17,656)	9,288
Cash and cash equivalents:			
Beginning	**32,692**	50,348	41,060
Ending	**$ 14,802**	$ 32,692	$ 50,348

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows-continued

	For the Year Ended December 31,		
Dollars in thousands	2012	2011	2010
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	**$ 24,745**	$ 31,775	$ 40,537
Income taxes	**$ 2,642**	$ 3,250	$ 275
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other assets acquired in settlement of loans	**$ 8,363**	$ 12,564	$ 49,095

See Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

We are a financial holding company headquartered in Moorefield, West Virginia. Our primary business is community banking. Our community bank subsidiary, Summit Community Bank ("Summit Community") provides commercial and retail banking services primarily in the Eastern Panhandle and South Central regions of West Virginia and the Northern region of Virginia. We also operate Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Use of estimates: We must make estimates and assumptions that affect the reported amounts and disclosures in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Summit and its subsidiaries. All significant accounts and transactions among these entities have been eliminated.

Variable interest entities: In accordance with ASC Topic 810, *Consolidation,* business enterprises that represent the primary beneficiary of another entity by retaining a controlling interest in that entity's assets, liabilities and results of operations must consolidate that entity in its financial statements. Prior to the issuance of ASC Topic 810, consolidation generally occurred when an enterprise controlled another entity through voting interests. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. We have determined that the provisions of ASC Topic 810 do not require consolidation of subsidiary trusts which issue guaranteed preferred beneficial interests in subordinated debentures (Trust Preferred Securities). The Trust Preferred Securities continue to qualify as Tier 1 capital for regulatory purposes. The banking regulatory agencies have not issued any guidance which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of ASC Topic 810. The adoption of the provisions of ASC Topic 810 has had no material impact on our results of operations, financial condition, or liquidity. See Note 11 of our Notes to Consolidated Financial Statements for a discussion of our subordinated debentures owed to unconsolidated subsidiary trusts.

Cash and cash equivalents: Cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold.

Presentation of cash flows: For purposes of reporting cash flows, cash flows from demand deposits, NOW accounts, savings accounts and short-term borrowings are reported on a net basis, since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are reported net.

Advertising: Advertising costs are expensed as incurred.

Trust services: Assets held in an agency or fiduciary capacity are not our assets and are not included in the accompanying consolidated balance sheets. Trust services income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not have a material effect on net income.

Reclassifications: Certain accounts in the consolidated financial statements for 2011 and 2010, as previously presented, have been reclassified to conform to current year classifications.

Significant accounting policies: The following table identifies our other significant accounting policies and the Note and page where a detailed description of each policy can be found.

NOTE 2. SIGNIFICANT NEW AUTHORITATIVE ACCOUNTING GUIDANCE

ASU No. 2011-03, *Transfers and Servicing (Topic 860) - Reconsideration of Effective Control for Repurchase Agreement* is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU 2011-03 was effective for us on January 1, 2012 and did not have a significant impact on our financial statements.

ASU 2011-04, *Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* amends Topic 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 was effective January 1, 2012 and did not have a significant impact on our financial statements.

ASU 2011-05, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income* amends Topic 220, *Comprehensive Income*, to require that all nonowner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 was effective January 1, 2012 and did not have a significant impact on our financial statements.

ASU 2011-08, *Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment,* amends Topic 350, *Intangibles – Goodwill and Other,* permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-than-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. ASU 2011-08 was effective for annual and interim impairment tests beginning after December 15, 2011, and did not have a significant impact on our financial statements.

ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities (Topic 210),* requires an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning January 1, 2013, and is not expected to have a significant impact on our financial statements.

ASU 2011-12, *Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,* defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12. ASU 2011-12 became effective for us on January 1, 2012 and did not have a significant impact on our financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accordingly, securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, and impaired loans held for investment. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-Sale Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Certain residential mortgage-backed securities issued by nongovernment entities are Level 3, due to the unobservable inputs used in pricing those securities.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, we classify loans subject to nonrecurring fair value adjustments as Level 2.

Loans: We do not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the original contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC Topic 310. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2012, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC Topic 310, impaired loans where an allowance is established based on the fair value of collateral requires classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the impaired loan as nonrecurring Level 2. When a current appraised value is not available and there is no observable market price, we record the impaired loan as nonrecurring Level 3.

When a collateral dependent loan is identified as impaired, management immediately begins the process of evaluating the estimated fair value of the underlying collateral to determine if a related specific allowance for loan losses or charge-off is necessary. Current appraisals are ordered once a loan is deemed impaired if the existing appraisal is more than twelve months old, or more frequently if there is known deterioration in value. For recently identified impaired loans, a current appraisal may not be available at the financial statement date. Until the current appraisal is obtained, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the loan's underlying collateral since the date of the original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar collateral within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends. When a new appraisal is received (which generally are received within 3 months of a loan being identified as impaired), management then re-evaluates the fair value of the collateral and adjusts any specific allocated allowance for loan losses, as appropriate. In addition, management also assigns a discount of 7–10% for the estimated costs to sell the collateral.

Other Real Estate Owned ("OREO"): OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried on the balance sheet at the lower of the investment in the real estate or its fair value less estimated selling costs. The fair value of OREO is determined on a nonrecurring basis generally utilizing current appraisals performed by an independent, licensed appraiser applying an income or market value approach using observable market data (Level 2). Updated appraisals of OREO are generally obtained if the existing appraisal is more than 18 months old, or more frequently if there is a known deterioration in value. However, if a current appraisal is not available, the original appraised value is discounted, as appropriate, to compensate for the estimated depreciation in the value of the real estate since the date of its original appraisal. Such discounts are generally estimated based upon management's knowledge of sales of similar property within the applicable market area and its knowledge of other real estate market-related data as well as general economic trends (Level 3). Upon foreclosure, any fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in noninterest income in the consolidated statements of income.

A distribution of asset and liability fair values according to the fair value hierarchy at December 31, 2012 and 2011 is provided in the tables below.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

	Balance at	Fair Value Measurements Using:		
Dollars in thousands	**December 31, 2012**	**Level 1**	**Level 2**	**Level 3**
Available for sale securities				
U.S. Government sponsored agencies	$ 29,020	$ -	$ 29,020	$ -
Mortgage backed securities:				
Government sponsored agencies	136,570	-	136,570	-
Nongovernment sponsored entities	15,745	-	15,745	-
State and political subdivisions	12,169	-	12,169	-
Corporate debt securities	1,950	-	1,950	-
Other equity securities	77	-	77	-
Tax-exempt state and political subdivisions	83,270	-	83,270	-
Tax-exempt mortgage backed securities	2,738	-	2,738	-
Total available for sale securities	$ 281,539	$ -	$ 281,539	$ -

Dollars in thousands	Balance at December 31, 2011	Fair Value Measurements Using: Level 1	Level 2	Level 3
Available for sale securities				
U.S. Government sponsored agencies	$ 8,747	$ -	$ 8,747	$ -
Mortgage backed securities:				
Government sponsored agencies	155,505	-	155,505	-
Nongovernment sponsored entities	34,428	-	34,428	-
State and political subdivisions	4,571	-	4,571	-
Corporate debt securities	817	-	817	-
Other equity securities	77	-	77	-
Tax-exempt state and political subdivisions	79,326	-	79,326	-
Tax-exempt mortgage backed securities	3,128	-	3,128	-
Total available for sale securities	$ 286,599	$ -	$ 286,599	$ -

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

We may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the tables below.

Dollars in thousands	Total at December 31, 2012	Fair Value Measurements Using: Level 1	Level 2	Level 3
Residential mortgage loans held for sale	$ 226	$ -	$ 226	$ -
Impaired loans				
Commercial	$ 10,856	$ -	$ 5,013	$ 5,843
Commercial real estate	25,435	-	16,331	9,104
Construction and development	27,352	-	24,578	2,774
Residential real estate	24,442	-	21,625	2,817
Consumer	50	-	-	50
Total impaired loans	$ 88,135	$ -	$ 67,547	$ 20,588
OREO				
Commercial	$ -	$ -	$ -	$ -
Commercial real estate	11,835	-	11,047	788
Construction and development	40,671	-	35,978	4,693
Residential real estate	3,666	-	3,666	-
Consumer	-	-		-
Total OREO	$ 56,172	$ -	$ 50,691	$ 5,481

Dollars in thousands	Total at December 31, 2011	Fair Value Measurements Using: Level 1	Level 2	Level 3
Residential mortgage loans held for sale	$ -	$ -	$ -	$ -
Impaired loans				
Commercial	$ 2,722	$ -	$ -	$ 2,722
Commercial real estate	21,148	-	13,777	7,371
Construction and development	27,667	-	25,297	2,370
Residential real estate	22,768	-	18,253	4,515
Consumer	6	-	-	6
Total impaired loans	$ 74,311	$ -	$ 57,327	$ 16,984
OREO				
Commercial	$ -	$ -	$ -	$ -
Commercial real estate	15,721	-	15,721	-
Construction and development	44,978	-	44,303	675
Residential real estate	3,239	-	3,239	-
Consumer	-	-		-
Total OREO	$ 63,938	$ -	$ 63,263	$ 675

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral-dependent loans, had a carrying amount of $95.2 million, with a valuation allowance of $7.1 million, resulting in additional specific reserves of $1.9 million for the year ended December 31, 2012.

ASC Topic 825, *Financial Instruments*, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The following summarizes the methods and significant assumptions we used in estimating our fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying values of cash and cash equivalents approximate their estimated fair value.

Interest bearing deposits with other banks: The carrying values of interest bearing deposits with other banks approximate their estimated fair values.

Federal funds sold: The carrying values of Federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans held for sale: The carrying values of loans held for sale approximate their estimated fair values.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. non-interest bearing checking, NOW, money market and savings accounts) and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Subordinated debentures: The carrying values of subordinated debentures approximate their estimated fair values.

Subordinated debentures owed to unconsolidated subsidiary trusts: The carrying values of subordinated debentures owed to unconsolidated subsidiary trusts approximate their estimated fair values.

Off-balance sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counter parties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

The carrying values and estimated fair values of our financial instruments are summarized below:

	At December 31,			
	2012		2011	
Dollars in thousands	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 14,802	$ 14,802	$ 32,692	$ 32,692
Interest bearing deposits, other banks	-	-	-	-
Securities available for sale	281,539	281,539	286,599	286,599
Other investments	14,658	14,658	19,146	19,146
Loans held for sale, net	226	226	-	-
Loans, net	937,168	965,454	965,516	977,782
Accrued interest receivable	5,621	5,621	5,784	5,784
	$ 1,254,014	$ 1,282,300	$ 1,309,737	$ 1,322,003
Financial liabilities				
Deposits	$ 1,027,125	$ 1,064,957	$ 1,016,500	$ 1,054,093
Short-term borrowings	3,958	3,958	15,956	15,956
Long-term borrowings	203,268	220,175	270,254	291,099
Subordinated debentures	16,800	16,800	16,800	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589	19,589	19,589
Accrued interest payable	1,877	1,877	2,558	2,558
	$ 1,272,617	$ 1,327,356	$ 1,341,657	$ 1,400,095

NOTE 4. SECURITIES

We classify debt and equity securities as “held to maturity”, “available for sale” or “trading” according to management’s intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity – Certain debt securities for which we have the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. There are no securities classified as held to maturity in the accompanying financial statements.

Securities available for sale - Securities not classified as "held to maturity" or as "trading" are classified as "available for sale." Securities classified as "available for sale" are those securities that we intend to hold for an indefinite period of time, but not necessarily to maturity. "Available for sale" securities are reported at estimated fair value net of unrealized gains or losses, which are adjusted for applicable income taxes, and reported as a separate component of shareholders' equity.

Trading securities - There are no securities classified as "trading" in the accompanying financial statements.

Impairment assessment: Impairment exists when the fair value of a security is less than its cost. Cost includes adjustments made to the cost basis of a security for accretion, amortization and previous other-than-temporary impairments. We perform a quarterly assessment of the debt and equity securities in our investment portfolio that have an unrealized loss to determine whether the decline in the fair value of these securities below their cost is other-than-temporary. This determination requires significant judgment. Impairment is considered other-than-temporary when it becomes probable that we will be unable to recover the cost of an investment. This assessment takes into consideration factors such as the length of time and the extent to which the market values have been less than cost, the financial condition and near term prospects of the issuer including events specific to the issuer or industry, defaults or deferrals of scheduled interest, principal or dividend payments, external credit ratings and recent downgrades, and our intent and ability to hold the security for a period of time sufficient to allow for a recovery in fair value. If a decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value which then becomes the new cost basis. The amount of the write down is included in other-than-temporary impairment of securities in the consolidated statements of income. The new cost basis is not adjusted for subsequent recoveries in fair value, if any.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the interest method.

The amortized cost, unrealized gains and losses, and estimated fair values of securities at December 31, 2012 and 2011, are summarized as follows:

	2012			
	Amortized	Unrealized		Estimated
Dollars in thousands	Cost	Gains	Losses	Fair Value
Available for Sale				
Taxable debt securities				
U. S. Government agencies and corporations	$ 28,128	$ 892	$ -	$ 29,020
Residential mortgage-backed securities:				
Government-sponsored agencies	133,812	3,250	492	136,570
Nongovernment-sponsored entities	15,380	509	144	15,745
State and political subdivisions	12,187	71	89	12,169
Corporate debt securities	1,959	29	38	1,950
Total taxable debt securities	191,466	4,751	763	195,454
Tax-exempt debt securities				
State and political subdivisions	79,403	4,104	237	83,270
Residential mortgage-backed securities	2,738	-	-	2,738
Total tax-exempt debt securities	82,141	4,104	237	86,008
Equity securities	77	-	-	77
Total available for sale securities	$ 273,684	$ 8,855	$ 1,000	$ 281,539

Dollars in thousands	2011 Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Available for Sale				
Taxable debt securities				
U. S. Government agencies and corporations	$ 8,262	$ 495	$ 10	$ 8,747
Residential mortgage-backed securities:				
Government-sponsored agencies	152,815	3,460	770	155,505
Nongovernment-sponsored entities	35,246	742	1,560	34,428
State and political subdivisions	4,559	16	4	4,571
Corporate debt securities	999	-	182	817
Total taxable debt securities	201,881	4,713	2,526	204,068
Tax-exempt debt securities				
State and political subdivisions	75,371	3,986	31	79,326
Residential mortgage-backed securities	3,109	19	-	3,128
Total tax-exempt debt securities	78,480	4,005	31	82,454
Equity securities	77	-	-	77
Total available for sale securities	$ 280,438	$ 8,718	$ 2,557	$ 286,599

The proceeds from sales, calls and maturities of securities, including principal payments received on available for sale mortgage-backed obligations and the related gross gains and losses realized are as follows:

Dollars in thousands	Proceeds from			Gross realized	
Years ended December 31,	**Sales**	**Calls and Maturities**	**Principal Payments**	**Gains**	**Losses**
2012	$ 72,056	$ 4,618	$ 66,377	$ 3,253	$ 905
2011	$ 131,950	$ 8,049	$ 57,670	$ 4,450	$ 444
2010	$ 50,893	$ 60,972	$ 57,444	$ 2,061	$ 10

Residential mortgage-backed obligations having contractual maturities ranging from 1 to 50 years are reflected in the following maturity distribution schedules based on their anticipated average life to maturity, which ranges from 1 to 35 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.

The maturities, amortized cost and estimated fair values of securities at December 31, 2012, are summarized as follows:

Dollars in thousands	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 67,188	$ 68,371
Due from one to five years	79,684	81,509
Due from five to ten years	14,775	15,146
Due after ten years	111,960	116,436
Equity securities	77	77
Total	$ 273,684	$ 281,539

At December 31, 2012 and 2011, securities with estimated fair values of $122.1 million and $153.5 million respectively, were pledged to secure public deposits, and for other purposes required or permitted by law.

During 2012 and 2011 we recorded other-than-temporary impairment losses on securities as follows:

Dollars in thousands	2012 Residential MBS Nongovernment - Sponsored Entities	2012 Equity Securities	2012 Total	2011 Residential MBS Nongovernment - Sponsored Entities	2011 Equity Securities	2011 Total
Total other-than-temporary impairment losses	$ (1,308)	$ -	$(1,308)	$ (6,279)	$ -	$ (6,279)
Portion of loss recognized in other comprehensive income	857	-	857	3,633	-	3,633
Net impairment losses recognized in earnings	$ (451)	$ -	$ (451)	$ (2,646)	$ -	$ (2,646)

Activity related to the credit component recognized on debt securities available for sale for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the year ended December 31, 2012 is as follows:

Dollars in thousands	Total
Balance, January 1, 2012	$ (6,355)
Additions for the credit component on debt securities in which other-than-temporary impairment was not previously recognized	(451)
Securities sold or deemed worthless during the period	3,903
Balance, December 31, 2012	$ (2,903)

At December 31, 2012, our debt securities with other-than-temporary impairment in which only the amount of loss related to credit was recognized in earnings consisted solely of residential mortgage-backed securities issued by nongovernment-sponsored entities. We utilize third party vendors to estimate the portion of loss attributable to credit using discounted cash flow models. The vendors estimate cash flows of the underlying loan collateral of each mortgage-backed security using models that incorporate their best estimates of current key assumptions, such as default rates, loss severity and prepayment rates. Assumptions utilized could vary widely from security to security, and are influenced by such factors as loan interest rate, geographical location of underlying borrowers, collateral type and other borrower characteristics. Specific such assumptions utilized by our vendors in their valuation of our other-than-temporarily impaired residential mortgage-backed securities issued by nongovernment-sponsored entities were as follows at December 31, 2012:

	Weighted Average	Range Minimum	Range Maximum
Constant prepayment rates	11.3%	7.2%	13.1%
Constant default rates	5.3%	5.1%	6.9%
Loss severities	48.2%	40.0%	52.0%

Our vendors performing these valuations also analyze the structure of each mortgage-backed instrument in order to determine how the estimated cash flows of the underlying collateral will be distributed to each security issued from the structure. Expected principal and interest cash flows on the impaired debt securities are discounted predominantly using unobservable discount rates which the vendors assume that market participants would utilize in pricing the specific security. Based on the discounted expected cash flows derived from our vendors' models, we expect to recover the remaining unrealized losses on residential mortgage-backed securities issued by nongovernment sponsored entities.

We held 74 available for sale securities, including debt securities with other-than-temporary impairment in which a portion of the impairment remains in other comprehensive income, having an unrealized loss at December 31, 2012. We do not intend to sell these securities, and it is more likely than not that we will not be required to sell these securities before recovery of their amortized bases. We believe that this decline in value is primarily attributable to the lack of market liquidity and to changes in market interest rates and not due to credit quality. Accordingly, no additional other-than-temporary impairment charge to earnings is warranted at this time. Provided below is a summary of securities available for sale which were in an unrealized loss position at December 31, 2012 and 2011.

Dollars in thousands	2012					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ -	$ -	$ -	$ -	$ -	$ -
Residential mortgage-backed securities:						
Government-sponsored agencies	36,498	(414)	8,997	(78)	45,495	(492)
Nongovernment-sponsored entities	-	(4)	1,478	(14)	1,478	(18)
State and political subdivisions	3,766	(85)	387	(4)	4,153	(89)
Corporate debt securities	-	-	962	(38)	962	(38)
Tax-exempt debt securities						
State and political subdivisions	19,934	(237)	-	-	19,934	(237)
Total temporarily impaired securities	60,198	(740)	11,824	(134)	72,022	(874)
Other-than-temporarily impaired securities						
Taxable debt securities						
Residential mortgage-backed securities:						
Nongovernment-sponsored entities	265	(6)	593	(120)	858	(126)
Total other-than-temporarily impaired securities	265	(6)	593	(120)	858	(126)
Total	$ 60,463	$ (746)	$ 12,417	$ (254)	$ 72,880	$ (1,000)

Dollars in thousands	2011					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Temporarily impaired securities						
Taxable debt securities						
U. S. Government agencies and corporations	$ 1,074	$ (10)	$ 120	$ -	$ 1,194	$ (10)
Residential mortgage-backed securities:						
Government-sponsored agencies	55,678	(770)	-	-	55,678	(770)
Nongovernment-sponsored entities	5,558	(158)	4,245	(239)	9,803	(397)
State and political subdivisions	-	-	-	-	-	-
Corporate debt securities	-	-	817	(182)	817	(182)
Tax-exempt debt securities						
State and political subdivisions	1,418	(29)	1,132	(6)	2,550	(35)
Total temporarily impaired securities	63,728	(967)	6,314	(427)	70,042	(1,394)
Other-than-temporarily impaired securities						
Taxable debt securities						
Residential mortgage-backed securities:						
Nongovernment-sponsored entities	466	(261)	5,638	(902)	6,104	(1,163)
Total other-than-temporarily impaired securities	466	(261)	5,638	(902)	6,104	(1,163)
Total	$ 64,194	$ (1,228)	$ 11,952	$ (1,329)	$ 76,146	$ (2,557)

NOTE 5. LOANS

Loans are generally stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses. Interest on loans is accrued daily on the outstanding balances. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life. We categorize residential real estate loans in excess of $600,000 as jumbo loans.

Generally, loans are placed on nonaccrual status when principal or interest is greater than 90 days past due based upon the loan's contractual terms. Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status.

Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method. Loans may be returned to accrual status when repayment is reasonably assured and there has been demonstrated performance under the terms of the loan or, if applicable, the terms of the restructured loans.

Commercial-related loans or portions thereof (which are risk-rated) are charged off to the allowance for loan losses when the loss has been confirmed. This determination includes many factors, including the prioritization of our claim in bankruptcy, expectations of the workout/restructuring of the loan and valuation of the borrower's equity. We deem a loss confirmed when a loan or a portion of a loan is classified "loss" in accordance with bank regulatory classification guidelines, which state, "Assets classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted".

Consumer-related loans are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage loans are generally charged off to net realizable value no later than when the account becomes 180 days past due. Other consumer loans, if collateralized, are generally charged off to net realizable value at 120 days past due.

Loans are summarized as follows:

Dollars in thousands	2012	2011
Commercial	**$ 85,829**	$ 99,024
Commercial real estate		
Owner-occupied	**154,252**	158,754
Non-owner occupied	**276,082**	270,226
Construction and development		
Land and land development	**79,335**	93,035
Construction	**3,772**	2,936
Residential real estate		
Non-jumbo	**216,714**	221,733
Jumbo	**61,567**	61,535
Home equity	**53,263**	50,898
Consumer	**20,586**	22,325
Other	**3,701**	2,762
Total loans, net of unearned fees	**955,101**	983,228
Less allowance for loan losses	**17,933**	17,712
Loans, net	**$ 937,168**	$ 965,516

The following presents loan maturities at December 31, 2012:

Dollars in thousands	Within 1Year	After 1 but within 5 Years	After 5 Years
Commercial	$ 30,702	$ 35,336	$ 19,791
Commercial real estate	38,526	94,352	297,456
Construction and development	52,683	6,246	24,178
Residential real estate	25,935	17,385	288,224
Consumer	4,753	14,231	1,602
Other	708	1,452	1,541
	$ 153,307	$ 169,002	$ 632,792

Loans due after one year with:	
Variable rates	$ 144,585
Fixed rates	657,209
	$ 801,794

The following table presents the contractual aging of the recorded investment in past due loans by class as of December 31, 2012 and 2011.

	At December 31, 2012					
	Past Due					> 90 days
Dollars in thousands	30-59 days	60-89 days	> 90 days	Total	Current	and accruing
Commercial	$ 225	$ 5	$ 2,294	$ 2,524	$ 83,305	$ -
Commercial real estate						
Owner-occupied	57	-	1,023	1,080	153,172	-
Non-owner occupied	182	193	908	1,283	274,799	-
Construction and development						
Land and land development	-	-	11,795	11,795	67,540	-
Construction	-	-	153	153	3,619	-
Residential mortgage						
Non-jumbo	3,344	2,616	2,797	8,757	207,957	-
Jumbo	-	-	12,564	12,565	49,002	-
Home equity	337	448	179	964	52,299	-
Consumer	255	79	48	382	20,204	-
Other	-	-	-	-	3,701	-
Total	$ 4,400	$ 3,341	$ 31,761	$ 39,503	$ 915,598	$ -

	At December 31, 2011					
	Past Due					> 90 days
Dollars in thousands	30-59 days	60-89 days	> 90 days	Total	Current	and accruing
Commercial	$ 904	$ 324	$ 2,544	$ 3,772	$ 95,252	$ -
Commercial real estate						
Owner-occupied	4,241	197	664	5,102	153,652	-
Non-owner occupied	1,566	1,752	1,705	5,023	265,203	-
Construction and development						
Land and land development	1,539	116	16,392	18,047	74,988	344
Construction	106	-	979	1,085	1,851	-
Residential mortgage						
Non-jumbo	4,730	1,624	2,336	8,690	213,043	-
Jumbo	699	-	13,965	14,664	46,871	-
Home equity	-	223	91	314	50,584	-
Consumer	381	144	85	610	21,715	-
Other	-	-	-	-	2,762	-
Total	$ 14,166	$ 4,380	$ 38,761	$ 57,307	$ 925,921	$ 344

Nonaccrual loans: The following table presents the nonaccrual loans included in the net balance of loans at December 31, 2012 and 2011.

Dollars in thousands	2012	2011
Commercial	**$ 5,002**	$ 3,260
Commercial real estate		
Owner-occupied	**1,524**	2,815
Non-owner occupied	**1,032**	4,348
Construction and development		
Land & land development	**13,487**	22,362
Construction	**154**	979
Residential mortgage		
Non-jumbo	**3,518**	3,683
Jumbo	**12,564**	13,966
Home equity	**440**	538
Consumer	**55**	145
Other	**-**	-
Total	**$ 37,776**	$ 52,096

Impaired loans: Impaired loans include the following:

- Loans which we risk-rate (consisting of loan relationships having aggregate balances in excess of $2.0 million, or loans exceeding $500,000 and exhibiting credit weakness) through our normal loan review procedures and which, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement. Risk-rated loans with insignificant delays or insignificant short falls in the amount of payments expected to be collected are not considered to be impaired.

- Loans that have been modified in a troubled debt restructuring.

Both commercial and consumer loans are deemed impaired upon being contractually modified in a troubled debt restructuring. Troubled debt restructurings typically result from our loss mitigation activities and occur when we grant a concession to a borrower who is experiencing financial difficulty in order to minimize our economic loss and to avoid foreclosure or repossession of collateral. Once restructured in a troubled debt restructuring, a loan is generally considered impaired until its maturity, regardless of whether the borrower performs under the modified terms. Although such a loan may be returned to accrual status if the criteria set forth in our accounting policy are met, the loan would continue to be evaluated for an asset-specific allowance for loan losses and we would continue to report the loan in the impaired loan table below.

The table below sets forth information about our impaired loans.

Method Used to Measure Impairment of Impaired Loans
Dollars in thousands

Loan Category	December 31, 2012	December 31, 2011	Method Used to measure impairment
Commerical	**$ 10,776**	$ 2,969	Fair value of collateral
	165	-	Discounted cash flow
Commerical real estate			
Owner-occupied	**14,028**	9,698	Fair value of collateral
	2,686	2,580	Discounted cash flow
Non-owner occupied	**9,468**	9,790	Fair value of collateral
Construction and development			
Land & land development	**29,307**	29,862	Fair value of collateral
	656	-	Discounted cash flow
Construction	**-**	735	Fair value of collateral
Residential mortgage			
Non-jumbo	**5,626**	4,488	Fair value of collateral
	692	372	Discounted cash flow
Jumbo	**21,543**	18,147	Fair value of collateral
Home equity	**219**	407	Fair value of collateral
Consumer	**66**	8	Discounted cash flow
Total	**$ 95,232**	$ 79,056	

The following tables present loans individually evaluated for impairment at December 31, 2012 and 2011.

	December 31, 2012				
Dollars in thousands	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Impaired Balance	Interest Income Recognized while impaired
Without a related allowance					
Commercial	$ 10,518	$ 10,537	$ -	$ 3,131	$ 134
Commercial real estate					
Owner-occupied	9,992	9,996	-	8,528	368
Non-owner occupied	6,143	6,145	-	6,056	304
Construction and development					
Land & land development	11,596	11,596	-	11,093	367
Construction	-	-	-	-	-
Residential real estate					
Non-jumbo	3,497	3,505	-	3,040	125
Jumbo	7,347	7,349	-	5,399	272
Home equity	191	191	-	191	11
Consumer	38	38	-	32	1
Total without a related allowance	**$ 49,322**	**$ 49,357**	**$ -**	**$ 37,470**	**$ 1,582**
With a related allowance					
Commercial	$ 404	$ 404	$ 85	$ 515	$ 6
Commercial real estate					
Owner-occupied	6,719	6,718	461	4,442	187
Non-owner occupied	3,321	3,323	286	3,341	115
Construction and development					
Land & land development	18,367	18,367	2,611	17,633	344
Construction	-	-	-	-	-
Residential real estate					
Non-jumbo	2,812	2,813	394	2,378	77
Jumbo	14,189	14,194	3,216	13,585	59
Home equity	28	28	28	29	-
Consumer	28	28	16	2	-
Total with a related allowance	**$ 45,868**	**$ 45,875**	**$ 7,097**	**$ 41,925**	**$ 788**
Total					
Commercial	$ 67,060	$ 67,086	$ 3,443	$ 54,739	$ 1,825
Residential real estate	28,064	28,080	3,638	24,622	544
Consumer	66	66	16	34	1
Total	**$ 95,190**	**$ 95,232**	**$ 7,097**	**$ 79,395**	**$ 2,370**

Dollars in thousands	December 31, 2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Impaired Balance	Interest Income Recognized while impaired
Without a related allowance					
Commercial	$ 2,074	$ 2,076	$ -	$ 874	$ 10
Commercial real estate					
Owner-occupied	9,013	9,034	-	8,132	253
Non-owner occupied	5,599	5,600	-	2,891	116
Construction and development					
Land & land development	12,128	12,128	-	9,509	346
Construction	-	-	-	-	-
Residential real estate					
Non-jumbo	3,697	3,708	-	2,843	68
Jumbo	15,203	15,204	-	12,626	-
Home equity	194	194	-	99	6
Total without a related allowance	**$ 47,908**	**$ 47,944**	**$ -**	**$ 36,974**	**$ 799**
With a related allowance					
Commercial	$ 893	$ 893	$ 247	$ 661	$ 1
Commercial real estate					
Owner-occupied	3,244	3,244	465	3,588	143
Non-owner occupied	4,190	4,190	456	3,357	87
Construction and development					
Land & land development	17,719	17,734	2,901	8,726	40
Construction	735	735	29	2	-
Residential real estate					
Non-jumbo	1,150	1,152	209	706	31
Jumbo	2,943	2,943	275	1,349	-
Home equity	213	213	162	125	2
Consumer	8	8	1	-	-
Total with a related allowance	**$ 31,095**	**$ 31,112**	**$ 4,745**	**$ 18,514**	**$ 304**
Total					
Commercial	$ 55,595	$ 55,634	$ 4,098	$ 37,740	$ 996
Residential real estate	23,400	23,414	646	17,748	107
Consumer	8	8	1	-	-
Total	**$ 79,003**	**$ 79,056**	**$ 4,745**	**$ 55,488**	**$ 1,103**

A modification of a loan is considered a troubled debt restructuring ("TDR") when a borrower is experiencing financial difficulty and the modification constitutes a concession that we would not otherwise consider. This may include a transfer of real estate or other assets from the borrower, a modification of loan terms, or a combination of both. A loan continues to qualify as a TDR until a consistent payment history or change in the borrower's financial condition has been evidenced, generally no less than twelve months. Included in impaired loans are TDRs of $56.7 million and $47.8 million at December 31, 2012 and 2011, respectively, with no commitments to lend additional funds under these restructurings at either balance sheet date.

The following table presents by class the TDRs that were restructured during 2012 and 2011. Generally, the modifications were extensions of term, modifying the payment terms from principal and interest to interest only for an extended period, or reduction in interest rate. All TDRs are evaluated individually for allowance for loan loss purposes.

dollars in thousands	2012 Number of Modifications	2012 Pre-modification Recorded Investment	2012 Post-modification Recorded Investment	2011 Number of Modifications	2011 Pre-modification Recorded Investment	2011 Post-modification Recorded Investment
Commercial	9	$ 6,238	$ 5,681	1	$ 63	$ 63
Commercial real estate						
Owner-occupied	-	-	-	4	2,463	2,463
Non-owner occupied	3	4,063	3,685	5	7,248	7,248
Construction and development						
Land & land development	3	3,715	2,927	5	3,715	3,683
Construction	-	-	-	-	-	-
Residential real estate						
Non-jumbo	8	1,394	1,405	6	1,743	1,648
Jumbo	3	2,301	2,701	3	5,261	4,854
Home equity	-	-	-	-	-	-
Consumer	4	66	66	1	8	8
Total	30	$ 17,777	$ 16,465	25	$ 20,501	$ 19,967

The following table presents defaults during 2012 of TDRs that were restructured during 2012 and defaults during 2011 of TDRs that were restructured during 2011. For purposes of these tables, a default is considered as either the loan was past due 30 days or more at any time during the period, or the loan was fully or partially charged off during the period.

dollars in thousands	2012 Number of Defaults	2012 Recorded Investment at Default Date	2011 Number of Defaults	2011 Recorded Investment at Default Date
Commercial	3	$ 2,377	-	$ -
Commercial real estate				
Owner-occupied	-	-	4	2,454
Non-owner occupied	-	-	3	3,594
Construction and development				
Land & land development	-	-	5	3,684
Construction	-	-	-	-
Residential real estate				
Non-jumbo	3	382	1	258
Jumbo	1	1,300	1	545
Home equity	-	-	-	-
Consumer	3	58	-	-
Total	10	$ 4,117	14	$ 10,535

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk. We internally grade all commercial loans at the time of loan origination. In addition, we perform an annual loan review on all non-homogenous commercial loan relationships with an aggregate exposure exceeding $2 million, at which time these loans are re-graded. We use the following definitions for our risk grades:

Pass: Loans graded as Pass are loans to borrowers of acceptable credit quality and risk. They are higher quality loans that do not fit any of the other categories described below.

OLEM (Special Mention): Commercial loans categorized as OLEM are potentially weak. The credit risk may be relatively minor yet represent a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the asset may weaken or inadequately protect our position in the future.

Substandard: Commercial loans categorized as Substandard are inadequately protected by the borrower's ability to repay, equity, and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the identified weaknesses are not mitigated.

Doubtful: Commercial loans categorized as Doubtful have all the weaknesses inherent in those loans classified as Substandard, with the added elements that the full collection of the loan is improbable and the possibility of loss is high.

Loss: Loans classified as loss are considered to be non-collectible and of such little value that their continuance as a bankable asset is not warranted. This does not mean that the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future.

The following table presents the recorded investment in construction and development, commercial, and commercial real estate loans which are generally evaluated based upon the internal risk ratings defined above.

Loan Risk Profile by Internal Risk Rating

	Construction and Development						Commercial Real Estate			
	Land and land development		Construction		Commercial		Owner Occupied		Non-Owner Occupied	
Dollars in thousands	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Pass	**$ 43,572**	$ 47,358	**$ 3,619**	$ 2,049	**$ 73,425**	$ 84,225	**$ 139,176**	$ 143,845	**$ 262,132**	$ 253,319
OLEM (Special Mention)	**7,349**	18,615	**-**	-	**1,260**	6,889	**1,034**	5,474	**11,477**	10,421
Substandard	**28,414**	27,062	**153**	887	**11,144**	7,910	**14,042**	9,435	**2,473**	6,486
Doubtful	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-
Loss	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-
Total	**$ 79,335**	$ 93,035	**$ 3,772**	$ 2,936	**$ 85,829**	$ 99,024	**$ 154,252**	$ 158,754	**$ 276,082**	$ 270,226

The following table presents the recorded investment in consumer, residential real estate, and home equity loans, which are generally evaluated based on the aging status of the loans, which was previously presented, and payment activity.

	Performing		Nonperforming	
Dollars in thousands	2012	2011	2012	2011
Residential real estate				
Non-jumbo	**$ 213,196**	$ 218,050	**$ 3,518**	$ 3,683
Jumbo	**49,003**	47,570	**12,564**	13,965
Home Equity	**52,823**	50,360	**440**	538
Consumer	**20,531**	22,180	**55**	145
Other	**3,701**	2,762	**-**	-
Total	**$ 339,254**	$ 340,922	**$ 16,577**	$ 18,331

Industry concentrations: At December 31, 2012 and 2011, we had no concentrations of loans to any single industry in excess of 10% of total loans.

Loans to related parties: We have had, and may be expected to have in the future, banking transactions in the ordinary course of business with our directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). These transactions have been, in our opinion, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following presents the activity with respect to related party loans aggregating $60,000 or more to any one related party (other changes represent additions to and changes in director and executive officer status):

Dollars in thousands	2012	2011
Balance, beginning	**$ 17,063**	$ 7,838
Additions	**10,097**	8,670
Amounts collected	**(8,204)**	(4,457)
Other changes, net	**17**	5,012
Balance, ending	**$ 18,973**	$ 17,063

Loan commitments: ASC Topic 815, *Derivatives and Hedging,* requires that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

NOTE 6. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for our estimate of probable credit losses inherent in the loan portfolio. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Loans are charged against the allowance for loan losses when we believe that collectability is unlikely. While we use the best information available to make our evaluation, future adjustments may be necessary if there are significant changes in conditions.

The allowance is comprised of three distinct reserve components: (1) specific reserves related to loans individually evaluated, (2) quantitative reserves related to loans collectively evaluated, and (3) qualitative reserves related to loans collectively evaluated. A summary of the methodology we employ on a quarterly basis with respect to each of these components in order to evaluate the overall adequacy of our allowance for loan losses is as follows.

Specific Reserve for Loans Individually Evaluated

First, we identify loan relationships having aggregate balances in excess of $500,000 and that may also have credit weaknesses. Such loan relationships are identified primarily through our analysis of internal loan evaluations, past due loan reports, and loans adversely classified by regulatory authorities. Each loan so identified is then individually evaluated to determine whether it is impaired – that is, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the underlying loan agreement. Substantially all of our impaired loans are and historically have been collateral dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan's underlying collateral. For such loans, we measure impairment based on the fair value of the loan's collateral, which is generally determined utilizing current appraisals. A specific reserve is established in an amount equal to the excess, if any, of the recorded investment in each impaired loan over the fair value of its underlying collateral, less estimated costs to sell. Our policy is to re-evaluate the fair value of collateral dependent loans at least every twelve months unless there is a known deterioration in the collateral's value, in which case a new appraisal is obtained.

Quantitative Reserve for Loans Collectively Evaluated

Second, we stratify the loan portfolio into the following ten loan pools: land and land development, construction, commercial, commercial real estate -- owner-occupied, commercial real estate -- non-owner occupied, conventional residential mortgage, jumbo residential mortgage, home equity, consumer, and other. Loans within each pool are then further segmented between (1) loans which were individually evaluated for impairment and not deemed to be impaired, (2) larger-balance loan relationships exceeding $2 million which are assigned an internal risk rating in conjunction with our normal ongoing loan review procedures and (3) smaller-balance homogenous loans.

Quantitative reserves relative to each loan pool are established as follows: for all loan segments detailed above an allocation equaling 100% of the respective pool's average 12 month historical net loan charge-off rate (determined based upon the most recent twelve quarters) is applied to the aggregate recorded investment in the pool of loans.

Qualitative Reserve for Loans Collectively Evaluated

Third, we consider the necessity to adjust our average historical net loan charge-off rates relative to each of the above ten loan pools for potential risks factors that could result in actual losses deviating from prior loss experience. For example, if we observe a significant increase in delinquencies within the conventional mortgage loan pool above historical trends, an additional allocation to the average historical loan charge-off rate is applied. Such qualitative risk factors considered are: (1) levels of and trends in delinquencies and impaired loans, (2) levels of and trends in charge-offs and recoveries, (3) trends in volume and term of loans, (4) effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practice, (5) experience, ability, and depth of lending management and other relevant staff, (6) national and local economic trends and conditions, (7) industry conditions, and (8) effects of changes in credit concentrations.

An analysis of the allowance for loan losses for the years ended December 31, 2012, 2011 and 2010 is as follows:

Dollars in thousands	**2012**	2011	2010
Balance, beginning of year	**$ 17,712**	$ 17,224	$ 17,000
Losses			
Commercial	**1,273**	506	601
Commercial real estate			
Owner occupied	**636**	508	2,266
Non-owner occupied	**806**	78	6,974
Construction and development			
Land and land development	**3,390**	3,568	6,974
Construction	**367**	-	963
Residential real estate			
Non-jumbo	**1,372**	3,178	2,052
Jumbo	**737**	1,511	973
Home equity	**5**	346	798
Consumer	**136**	162	321
Other	**95**	86	191
Total	**8,817**	9,943	22,113
Recoveries			
Commercial	**13**	35	39
Commercial real estate			
Owner occupied	**33**	37	5
Non-owner occupied	**31**	55	268
Construction and development			
Land and land development	**61**	43	330
Construction	-	-	1
Real estate - mortgage			
Non-jumbo	**81**	83	51
Jumbo	**86**	14	15
Home equity	**61**	1	84
Consumer	**95**	112	162
Other	**77**	51	32
Total	**538**	431	987
Net losses	**8,279**	9,512	21,126
Provision for loan losses	**8,500**	10,000	21,350
Balance, end of year	**$ 17,933**	$ 17,712	$ 17,224

Activity in the allowance for loan losses by loan class during 2012 and 2011 is as follows:

2012

	Construction & Land Development			Commercial Real Estate		Residential Real Estate					
Dollars in thousands	Land & Land Develop-ment	Construc-tion	Commer-cial	Owner Occupied	Non-Owner Occupied	Non-jumbo	Jumbo	Home Equity	Con-sumer	Other	Total
Allowance for loan losses											
Beginning balance	$ 7,262	$ 120	$ 770	$ 1,335	$ 3,283	$ 2,587	$ 1,331	$ 830	$ 161	$ 33	$ 17,712
Charge-offs	3,390	367	1,273	636	806	1,372	737	5	136	95	8,817
Recoveries	61	-	13	33	31	81	86	61	95	77	538
Provision	1,287	385	1,272	655	761	1,321	3,262	(461)	12	6	8,500
Ending balance	$ 5,220	$ 138	$ 782	$ 1,387	$ 3,269	$ 2,617	$ 3,942	$ 425	$ 132	$ 21	$ 17,933
Allowance related to:											
Loans individually evaluated for impairment	$ 2,611	$ -	$ 85	$ 461	$ 286	$ 394	$ 3,216	$ 28	$ 16	$ -	$ 7,097
Loans collectively evaluated for impairment	2,609	138	697	926	2,983	2,223	726	397	116	21	10,836
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 5,220	$ 138	$ 782	$ 1,387	$ 3,269	$ 2,617	$ 3,942	$ 425	$ 132	$ 21	$ 17,933
Loans											
Loans individually evaluated for impairment	$ 29,963	$ -	$ 10,941	$ 16,714	$ 9,468	$ 6,318	$ 21,543	$ 219	$ 66	$ -	$ 95,232
Loans collectively evaluated for impairment	49,372	3,772	74,888	137,538	266,614	210,396	40,024	53,044	20,520	3,701	859,869
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 79,335	$ 3,772	$ 85,829	$ 154,252	$ 276,082	$ 216,714	$ 61,567	$ 53,263	$ 20,586	$ 3,701	$ 955,101

2011

	Construction & Land Development			Commercial Real Estate		Residential Real Estate					
Dollars in thousands	Land & Land Develop-ment	Construc-tion	Commer-cial	Owner Occupied	Non-Owner Occupied	Non-jumbo	Jumbo	Home Equity	Con-sumer	Other	Total
Allowance for loan losses											
Beginning balance	$ 7,902	$ 322	$ 323	$ 1,108	$ 2,941	$ 2,419	$ 1,316	$ 599	$ 263	$ 31	$ 17,224
Charge-offs	3,568	-	506	508	78	3,178	1,511	346	162	86	9,943
Recoveries	43	-	35	37	55	83	14	1	112	51	431
Provision	2,885	(202)	918	698	365	3,263	1,512	576	(52)	37	10,000
Ending balance	$ 7,262	$ 120	$ 770	$ 1,335	$ 3,283	$ 2,587	$ 1,331	$ 830	$ 161	$ 33	$ 17,712
Allowance related to:											
Loans individually evaluated for impairment	$ 2,901	$ 29	$ 247	$ 464	$ 456	$ 209	$ 275	$ 162	$ 2	$ -	$ 4,745
Loans collectively evaluated for impairment	4,361	91	523	871	2,827	2,378	1,056	668	159	33	12,967
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 7,262	$ 120	$ 770	$ 1,335	$ 3,283	$ 2,587	$ 1,331	$ 830	$ 161	$ 33	$ 17,712
Loans											
Loans individually evaluated for impairment	$ 29,862	$ 735	$ 2,969	$ 12,278	$ 9,790	$ 4,860	$ 18,147	$ 407	$ 8	$ -	$ 79,056
Loans collectively evaluated for impairment	63,173	2,201	96,055	146,476	260,436	216,873	43,388	50,491	22,317	2,762	904,172
Loans acquired with deteriorated credit quality	-	-	-	-	-	-	-	-	-	-	-
Total	$ 93,035	$ 2,936	$ 99,024	$ 158,754	$ 270,226	$ 221,733	$ 61,535	$ 50,898	$ 22,325	$ 2,762	$ 983,228

NOTE 7. PROPERTY HELD FOR SALE

Property held for sale consists of premises qualifying as held for sale under ASC Topic 360 *Property, Plant, and Equipment,* and of real estate acquired through foreclosure on loans secured by such real estate. Qualifying premises are transferred to property held for sale at the lower of carrying value or estimated fair value less anticipated selling costs. Foreclosed property is recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of foreclosure, with any difference between the fair value of foreclosed property and the carrying value of the related loan charged to the allowance for loan losses. We perform periodic valuations of property held for sale subsequent to transfer. Changes in value subsequent to transfer are recorded in noninterest income. Gains or losses not previously recognized resulting from the sale of property held for sale is recognized on the date of sale. Depreciation is not recorded on property held for sale. Expenses incurred in connection with operating foreclosed properties are charged to noninterest expense.

The following table presents the activity of property held for sale during 2012 and 2011.

Dollars in thousands	2012	2011
Beginning balance	**$ 63,938**	$ 69,638
Acquisitions	**8,352**	12,563
Capitalized improvements	**942**	613
Dispositions	**(9,777)**	(12,225)
Valuation adjustments	**(6,862)**	(6,651)
Reclassification of covered loans	**(421)**	-
Balance at year end	**$ 56,172**	$ 63,938

NOTE 8. PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method for premises and equipment over the estimated useful lives of the assets. The estimated useful lives employed are on average 30 years for premises and 3 to 10 years for furniture and equipment. Repairs and maintenance expenditures are charged to operating expenses as incurred. Major improvements and additions to premises and equipment, including construction period interest costs, are capitalized. No interest was capitalized during 2012, 2011, or 2010.

The major categories of premises and equipment and accumulated depreciation at December 31, 2012 and 2011 are summarized as follows:

Dollars in thousands	2012	2011
Land	**$ 6,308**	$ 6,308
Buildings and improvements	**20,110**	20,118
Furniture and equipment	**12,648**	12,510
	39,066	38,936
Less accumulated depreciation	**17,937**	16,852
Total premises and equipment, net	**$ 21,129**	$ 22,084

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 approximated $1.29 million, $1.39 million, and $1.57 million, respectively.

NOTE 9. INTANGIBLE ASSETS

Goodwill and certain other intangible assets with indefinite useful lives are not amortized into net income over an estimated life, but rather are tested at least annually for impairment. Intangible assets determined to have definite useful lives are amortized over their estimated useful lives and also are subject to impairment testing.

In accordance with ASU 2011-08, *Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment,* which amends Topic 350, *Intangibles – Goodwill and Other,* entities are permitted to first assess qualitative factors (Step 0) to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-than-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if the entity concludes otherwise, then it is required to perform the first step (Step 1) of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. A fair value is determined based on at least one of three various market valuation methodologies. If the fair value equals or exceeds the book value, no write-down of recorded goodwill is necessary. If the fair value is less than the book value, an expense may be required on our books to write down the goodwill to the proper carrying value. The second step (Step 2) of impairment testing is necessary only if the reporting unit does not pass Step 1. Step 2 compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill that is recognized in a business combination.

During the third quarter, we completed Step 1 of the required annual impairment test for our insurance services reporting unit for 2012 and determined that no impairment write-offs were necessary. We performed the Step 0 qualitative assessment of the goodwill relative to our community banking reporting unit, and determined that it was not more likely than not that the fair value was less than its carrying value and noted no indicators of impairment.

In addition, at December 31, 2012 and December 31, 2011, we had $202,000 and $353,000, respectively, in unamortized acquired intangible assets consisting entirely of unidentifiable intangible assets recorded in accordance with ASC Topic 805, *Business Combinations,* and $1.90 million and $2.10 million in unamortized identifiable customer intangible assets at December 31, 2012 and 2011, respectively.

	Goodwill Activity		
Dollars in thousands	**Community Banking**	**Insurance Services**	**Total**
Balance, January 1, 2012	$ 1,488	$ 4,710	$ 6,198
Acquired goodwill, net	-	-	-
Balance, December 31, 2012	$ 1,488	$ 4,710	$ 6,198

	Other Intangible Assets					
	December 31, 2012			December 31, 2011		
Dollars in thousands	**Community Banking**	**Insurance Services**	**Total**	**Community Banking**	**Insurance Services**	**Total**
Unidentifiable intangible assets						
Gross carrying amount	**$ 2,267**	**$ -**	**$ 2,267**	$ 2,267	$ -	$ 2,267
Less: accumulated amortization	**2,065**	**-**	**2,065**	1,914	-	1,914
Net carrying amount	**$ 202**	**$ -**	**$ 202**	$ 353	$ -	$ 353
Identifiable intangible assets						
Gross carrying amount	**$ -**	**$ 3,000**	**$ 3,000**	$ -	$ 3,000	$ 3,000
Less: accumulated amortization	**-**	**1,100**	**1,100**	-	900	900
Net carrying amount	**$ -**	**$ 1,900**	**$ 1,900**	$ -	$ 2,100	$ 2,100

We recorded amortization expense of $351,000 for the year ended December 31, 2012 relative to our other intangible assets. Annual amortization is expected to be approximately $351,000 in 2013, $251,000 in 2014, and $200,000 for each of the years ending 2015 through 2017. The remaining amortization period is 9.5 years.

NOTE 10. DEPOSITS

The following is a summary of interest bearing deposits by type as of December 31, 2012 and 2011:

Dollars in thousands	**2012**	**2011**
Demand deposits, interest bearing	**$ 175,706**	$ 158,483
Savings deposits	**193,039**	208,809
Time deposits	**557,788**	560,553
Total	**$ 926,533**	$ 927,845

Included in time deposits are deposits acquired through a third party ("brokered deposits") totaling $190.4 million and $192.5 million at December 31, 2012 and 2011, respectively.

A summary of the scheduled maturities for all time deposits as of December 31, 2012, follows:

Dollars in thousands		Amount
2013	$	227,837
2014		109,657
2015		57,923
2016		79,593
2017		25,485
Thereafter		57,293
Total	$	557,788

Time certificates of deposit in denominations of $100,000 or more totaled $397.2 million and $374.5 million at December 31, 2012 and 2011, respectively. The following is a summary of the maturity distribution of these deposits as of December 31, 2012:

Dollars in thousands		Amount	Percent
Three months or less	$	31,566	7.9%
Three through six months		27,632	7.0%
Six through twelve months		83,426	21.0%
Over twelve months		254,553	64.1%
Total	$	397,177	100.0%

At December 31, 2012 and 2011, our deposits of related parties including directors, executive officers, and their related interests approximated $17.5 million and $20.9 million, respectively.

NOTE 11. BORROWED FUNDS

Our subsidiary bank is a member of the Federal Home Loan Bank ("FHLB"). Membership in the FHLB makes available short-term and long-term advances under collateralized borrowing arrangements with each subsidiary bank. All FHLB advances are collateralized primarily by similar amounts of residential mortgage loans, certain commercial loans, mortgage backed securities and securities of U. S. Government agencies and corporations. We had $80.5 million available on a short term line of credit with the Federal Reserve Bank at December 31, 2012, which is primarily secured by commercial and industrial loans and consumer loans. We also had $6.0 million available on an unsecured line of credit with a correspondent bank.

At December 31, 2012, our subsidiary banks had combined additional borrowings availability of $205.0 million from the FHLB. Short-term FHLB advances are granted for terms of 1 to 365 days and bear interest at a fixed or variable rate set at the time of the funding request.

Short-term borrowings: At December 31, 2012, we had $86.5 million borrowing availability through credit lines and Federal funds purchased agreements. A summary of short-term borrowings is presented below.

Dollars in thousands	2012		
	Short-term FHLB Advances	Short-term Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$ 3,000	$ -	$ 958
Average balance outstanding for the year	12,291	-	957
Maximum balance outstanding at any month end	20,000	-	958
Weighted average interest rate for the year	0.24%	0.00%	0.25%
Weighted average interest rate for balances outstanding at December 31	0.25%	0.00%	0.25%

Dollars in thousands	2011		
	Short-term FHLB Advances	Short-term Repurchase Agreements	Federal Funds Purchased and Lines of Credit
Balance at December 31	$ 15,000	$ -	$ 956
Average balance outstanding for the year	2,753	531	954
Maximum balance outstanding at any month end	15,000	1,233	956
Weighted average interest rate for the year	0.17%	0.15%	0.25%
Weighted average interest rate for balances outstanding at December 31	0.15%	0.00%	0.25%

Federal funds purchased and repurchase agreements mature the next business day. The securities underlying the repurchase agreements are under our control and secure the total outstanding daily balances. We generally account for securities sold under agreements to repurchase as collateralized financing transactions and record them at the amounts at which the securities were sold, plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party. The fair value of collateral provided is continually monitored and additional collateral is provided as needed.

Long-term borrowings: Our long-term borrowings of $203.3 million and $270.3 million as of December 31, 2012 and 2011, respectively, consisted primarily of advances from the FHLB and structured reverse repurchase agreements with two unaffiliated institutions.

Dollars in thousands	Balance at December 31, 2012	Balance at December 31, 2011
Long-term FHLB advances	**$ 122,693**	$ 160,325
Long-term reverse repurchase agreements	**72,000**	100,000
Term loan	**8,575**	9,929
Total	**$ 203,268**	$ 270,254

The term loan represents a long-term borrowing with an unaffiliated banking institution which is secured by the common stock of our subsidiary bank, bears a variable interest rate of prime minus 50 basis points, and matures in 2017.

Long-term borrowings bear both fixed and variable interest rates and mature in varying amounts through the year 2019. The average interest rate paid on long-term borrowings during 2012 and 2011 approximated 3.89% and 4.08%, respectively.

Subordinated debentures: We have subordinated debt totaling $16.8 million at December 31, 2012 and 2011. The subordinated debt qualifies as Tier 2 capital under Federal Reserve Board guidelines, until the debt is within 5 years of its maturity; thereafter the amount qualifying as Tier 2 capital is reduced by 20 percent each year until maturity. During 2009, we issued $6.8 million in subordinated debt, of which $5.0 million was issued to an affiliate of a director of Summit. We also issued $1.0 million and $0.8 million to two unrelated parties. These three issuances bear an interest rate of 10 percent per annum, a term of 10 years, and are not prepayable by us within the first five years. During 2008, we issued $10.0 million of subordinated debt to an unrelated institution, which bears a variable interest rate of 1 month LIBOR plus 275 basis points and a term of 7.5 years.

Subordinated debentures owed to unconsolidated subsidiary trusts: We have three statutory business trusts that were formed for the purpose of issuing mandatorily redeemable securities (the "capital securities") for which we are obligated to third party investors and investing the proceeds from the sale of the capital securities in our junior subordinated debentures (the "debentures"). The debentures held by the trusts are their sole assets. Our subordinated debentures totaled $19.6 million at December 31, 2012 and 2011.

In October 2002, we sponsored SFG Capital Trust I, in March 2004, we sponsored SFG Capital Trust II, and in December 2005, we sponsored SFG Capital Trust III, of which 100% of the common equity of each trust is owned by us. SFG Capital Trust I issued $3.5 million in capital securities and $109,000 in common securities and invested the proceeds in $3.61 million of debentures. SFG Capital Trust II issued $7.5 million in capital securities and $232,000 in common securities and invested the proceeds in $7.73 million of debentures. SFG Capital Trust III issued $8.0 million in capital securities and $248,000 in common securities and invested the proceeds in $8.25 million of debentures. Distributions on the capital securities issued by the trusts are payable quarterly at a variable interest rate equal to 3 month LIBOR plus 345 basis points for SFG Capital Trust I, 3 month LIBOR plus 280 basis points for SFG Capital Trust II, and 3 month LIBOR plus 145 basis points for SFG Capital Trust III, and equals the interest rate earned on the debentures held by the trusts, and is recorded as interest expense by us. The capital securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of the guarantee. The debentures of each Capital Trust are redeemable by us quarterly.

The capital securities held by SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III qualify as Tier 1 capital under Federal Reserve Board guidelines. In accordance with these Guidelines, trust preferred securities generally are limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit can be included in Tier 2 capital.

A summary of the maturities of all long-term borrowings and subordinated debentures for the next five years and thereafter is as follows:

Dollars in thousands	Long-term borrowings	Subordinated debentures	Subordinated debentures owed to unconsolidated subsidiary trusts
2013	$ 43,252	$ -	$ -
2014	82,526	-	-
2015	1,910	10,000	-
2016	28,911	-	-
2017	918	-	-
Thereafter	45,751	6,800	19,589
Total	$ 203,268	$ 16,800	$ 19,589

NOTE 12. INCOME TAXES

The consolidated provision for income taxes includes Federal and state income taxes and is based on pretax net income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 *Income Taxes* clarifies the accounting and disclosure for uncertain tax positions, as defined. ASC Topic 740 requires that a tax position meet a "probable recognition threshold" for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of a current or deferred tax asset or receivable, or recording a current or deferred tax liability. ASC Topic 740 also provides guidance on measurement, derecognition of tax benefits, classification, interim period accounting disclosure, and transition requirements in accounting for uncertain tax positions.

The components of applicable income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010, are as follows:

Dollars in thousands	2012	2011	2010
Current			
Federal	**$ 1,716**	$ 4,397	$ 1,033
State	**5**	21	6
	1,721	4,418	1,039
Deferred			
Federal	**(610)**	(3,533)	(3,554)
State	**108**	150	(440)
	(502)	(3,383)	(3,994)
Total	**$ 1,219**	$ 1,035	$ (2,955)

Reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rates by book pretax income for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010	
Dollars in thousands	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	**$ 2,426**	**35**	$ 1,788	35	$ (1,676)	34
Increase (decrease) in taxes resulting from:						
Tax-exempt interest and dividends, net	**(1,019)**	**(15)**	(1,032)	(20)	(706)	14
State income taxes, net of Federal income tax benefit	**74**	**1**	112	2	(286)	6
Other, net	**(262)**	**(4)**	167	3	(287)	6
Applicable income taxes	**$ 1,219**	**17**	$ 1,035	20	$ (2,955)	60

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized. Our WV net operating loss carryforward expires in 2028.

The tax effects of temporary differences, which give rise to our deferred tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

Dollars in thousands		2012		2011
Deferred tax assets				
Allowance for loan losses	$	**6,635**	$	6,546
Depreciation		**14**	$	-
Deferred compensation		**1,646**		1,576
Other deferred costs and accrued expenses		**446**		484
WV net operating loss carryforward		**98**		264
Capital loss carryforward		**80**		73
Net unrealized loss on securities and other financial instruments		**6,394**		6,014
Total		**15,313**		14,957
Deferred tax liabilities				
Depreciation		**-**		60
Accretion on tax-exempt securities		**5**		29
Net unrealized loss on securities		**2,985**		2,341
Purchase accounting adjustments and goodwill		**932**		995
Total		**3,922**		3,425
Net deferred tax assets	$	**11,391**	$	11,532

In accordance with ASC Topic 740, we concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements. The evaluation was performed for the tax years ended 2009, 2010, 2011 and 2012, the tax years which remain subject to examination by major tax jurisdictions.

We may from time to time be assessed interest or penalties associated with tax liabilities by major tax jurisdictions, although any such assessments are estimated to be minimal and immaterial. To the extent we have received an assessment for interest and/or penalties; it has been classified in the consolidated statements of income as a component of other noninterest expense.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2009 through 2011. Tax years 2008, 2009, 2010 and 2011 remain subject to West Virginia State examination.

NOTE 13. EMPLOYEE BENEFITS

Retirement Plans: We have defined contribution profit-sharing plans with 401(k) provisions covering substantially all employees. Contributions to the plans are at the discretion of the Board of Directors. Contributions made to the plans and charged to expense were $331,000, $313,000, and $321,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Employee Stock Ownership Plan: We have an Employee Stock Ownership Plan ("ESOP"), which enables eligible employees to acquire shares of our common stock. The cost of the ESOP is borne by us through annual contributions to an Employee Stock Ownership Trust in amounts determined by the Board of Directors.

The expense recognized by us is based on cash contributed or committed to be contributed by us to the ESOP during the year. Contributions to the ESOP for the years ended December 31, 2012 and 2011 were $100,000 and $69,000, respectively. There were no contributions to the ESOP for 2010. Dividends paid by us to the ESOP are reported as a reduction to retained earnings. The ESOP owned 304,781 and 304,281 shares of our common stock at December 31, 2012 and 2011, respectively, all of which were purchased at the prevailing market price and are considered outstanding for earnings per share computations. The trustees of the Retirement Plans and ESOP are also members of our Board of Directors.

Supplemental Executive Retirement Plan: In May 1999, Summit Community Bank entered into a non-qualified Supplemental Executive Retirement Plan ("SERP") with certain senior officers, which provides participating officers with an income benefit payable at retirement age or death. During 2000, Shenandoah Valley National Bank adopted a similar plan and during 2002, Summit Financial Group, Inc. adopted a similar plan. The liabilities accrued for the SERP's at December 31, 2012 and 2011 were $2.95 million and $3.06 million, respectively, which are included in other liabilities. In addition, we purchased certain life insurance contracts to fund the liabilities arising under these plans. At December 31, 2012 and 2011, the cash surrender value of these insurance contracts was $29.2 million and $29.0 million, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Stock Option Plan: The 2009 Officer Stock Option Plan was adopted by our shareholders in May 2009 and provides for the granting of stock options for up to 350,000 shares of common stock to our key officers. Each option granted under the Plan vests according to a schedule designated at the grant date and has a term of no more than 10 years following the vesting date. Also, the option price per share was not to be less than the fair market value of our common stock on the date of grant. The 2009 Officer Stock Option Plan, which expires in May 2019, replaces the 1998 Officer Stock Option Plan (collectively the "Plans") that expired in May 2008.

The fair value of our employee stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that would otherwise have a significant effect on the value of employee stock options granted but are not considered by the model. Because our employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options at the time of grant. There were no options granted in 2012 or 2011.

We recognize compensation expense based on the estimated number of stock awards expected to actually vest, exclusive of the awards expected to be forfeited. During 2010, 2011, and 2012, our stock compensation expense and related deferred taxes were insignificant.

A summary of activity in our Officer Stock Option Plans during 2010, 2011 and 2012 is as follows:

	Options		Weighted-Average Exercise Price (WAEP)
Outstanding, December 31, 2009	309,180	$	18.54
Granted	8,000		3.92
Exercised	-		-
Forfeited	-		-
Expired	-		-
Outstanding, December 31, 2010	317,180	$	18.17
Granted	-		-
Exercised	-		-
Forfeited	-		-
Expired	-		-
Outstanding, December 31, 2011	317,180	$	18.17
Granted	-		-
Exercised	-		-
Forfeited	**(44,680)**		-
Expired	**(22,800)**		-
Outstanding, December 31, 2012	**249,700**	**$**	**18.98**
Exercisable Options:			
December 31, 2012	245,500	$	19.24
December 31, 2011	311,280	$	18.44
December 31, 2010	309,580	$	18.51

Other information regarding options outstanding and exercisable at December 31, 2012 is as follows:

	Options Outstanding				Options Exercisable		
Range of exercise price	# of shares	WAEP	Wted. Avg. Remaining Contractual Life (yrs)	Aggregate Intrinsic Value (in thousands)	# of shares	WAEP	Aggregate Intrinsic Value (in thousands)
$2.54 - $6.00	38,950	$ 5.11	2.38	$ -	35,950	$ 5.33	$ -
6.01 - 10.00	28,400	9.14	3.65	-	27,200	9.27	-
10.01 - 17.50	2,300	17.43	1.16	-	2,300	17.43	-
17.51 - 20.00	39,300	17.80	4.01	-	39,300	17.80	-
20.01 - 25.93	140,750	25.15	2.79	-	140,750	25.15	-
	249,700	$ 18.98		$ -	245,500	$ 19.24	$ -

NOTE 14. COMMITMENTS AND CONTINGENCIES

Lending related financial instruments with off-balance sheet risk: We are a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments reflect the extent of involvement that we have in this class of financial instruments.

Many of our lending relationships contain both funded and unfunded elements. The funded portion is reflected on our balance sheet. The unfunded portion of these commitments is not recorded on our balance sheet until a draw is made under the loan facility. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

A summary of the total unfunded, or off-balance sheet, credit extension commitments follows:

	December 31,	
Dollars in thousands	2012	2011
Commitments to extend credit:		
Revolving home equity and credit card lines	$ **47,690**	$ 45,660
Construction loans	**16,226**	11,893
Other loans	**35,401**	33,139
Standby letters of credit	**1,934**	1,489
Total	$ **101,251**	$ 92,181

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary upon extension of credit, is based on our credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Operating leases: We occupy certain facilities under long-term operating leases. The aggregate minimum annual rental commitments under those leases total approximately $235,000 in 2013, $175,000 in 2014, and $21,000 in 2015. Total net rent expense included in the accompanying consolidated financial statements was $298,000 in 2012, $294,000 in 2011, and $348,000 in 2010.

Litigation: We are involved in various legal actions arising in the ordinary course of business. To the best of our knowledge, no matters have been specifically identified to management that are reasonably possible to have a significant adverse effect on the consolidated financial statements.

Employment Agreements: We have various employment agreements with our chief executive officer and certain other executive officers. These agreements contain change in control provisions that would entitle the officers to receive compensation in the event there is a change in control in the Company (as defined) and a termination of their employment without cause (as defined).

NOTE 15. PREFERRED STOCK

On September 30, 2009, we sold in a private placement 3,710 shares, or $3.7 million, of 8% Non-Cumulative Convertible Preferred Stock, Series 2009, $1.00 par value, with a liquidation preference of $1,000 per share (the "Series 2009 Preferred Stock"), based on the private placement exemption under Section 4(2) of the Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D.

The terms of the Series 2009 Preferred Stock provide that it may be converted into common stock under three different scenarios. First, the Series 2009 Preferred Stock may be converted at the holder's option, on any dividend payment date, at the option of the holder, into shares of common stock based on a conversion rate determined by dividing $1,000 by $5.50, plus cash in lieu of fractional shares and subject to anti-dilution adjustments (the "Series 2009 Conversion Rate"). Second, on or after June 1, 2012, Summit may, at its option, on any dividend payment date, convert some or all of the Series 2009 Preferred Stock into shares of Summit's common stock at the then applicable Series 2009 Conversion Rate. Summit may exercise this conversion right if, for 20 trading days within any period of 30 consecutive trading dates during the six months immediately preceding the conversion, the closing price of the common stock exceeds 135% of $5.50. Third, after ten years, on June 1, 2019, all remaining outstanding shares of the Series 2009 Preferred Stock will be converted at the then applicable Series 2009 Conversion Rate. Adjustments to the Series 2009 Conversion Rate will be made in the event of a stock dividend, stock split, reclassification, reorganization, merger or other similar transaction.

In late 2011, we sold pursuant to both subscription rights distributed to our common shareholders and to a supplemental public offering 12,000 shares, or $6.0 million, of 8% Non-Cumulative Convertible Preferred Stock, Series 2011, $1.00 par value, with a liquidation preference of $500 per share (the "Series 2011 Preferred Stock").

The terms of the Series 2011 Preferred Stock also provide that it may be converted into common stock under three different scenarios. First, the Series 2011 Preferred Stock may be converted at the holder's option, on any dividend payment date, at the option of the holder, into shares of common stock based on a conversion rate determined by dividing $500 by $4.00, plus cash in lieu of fractional shares and subject to anti-dilution adjustments (the "Series 2011 Conversion Rate"). Second, on or after June 1, 2014, Summit may, at its option, on any dividend payment date, convert some or all of the Series 2011 Preferred Stock into shares of Summit's common stock at the then applicable Series 2011 Conversion Rate. Summit may exercise this conversion right if, for 20 trading days during the 30 consecutive trading days immediately preceding the date of notice of the conversion, the closing price of the common stock exceeds 135% of $4.00. Third, after ten years, on June 1, 2021, all remaining outstanding shares of the Series 2011 Preferred Stock will be converted at the then applicable Series 2011 Conversion Rate. Adjustments to the Series 2011 Conversion Rate will be made in the event of a stock dividend, stock split, reclassification, reorganization, merger or other similar transaction.

Both the Series 2009 and Series 2011 Preferred Stock pay noncumulative dividends, if and when declared by the Board of Directors, at a rate of 8.0% per annum. Dividends declared are payable quarterly in arrears on the 1st day of March, June, September and December of each year. The Series 2009 and Series 2011 Preferred Stock qualify as Tier 1 capital for regulatory capital purposes.

NOTE 16. REGULATORY MATTERS

The primary source of funds for our dividends paid to our shareholders is dividends received from our subsidiaries. Dividends paid by the subsidiary bank are subject to restrictions by banking law and regulations and require approval by the bank's regulatory agency if dividends declared in any year exceed the bank's current year's net income, as defined, plus its retained net profits of the two preceding years. Presently, as a result of the bank MOU, the bank is restricted from paying any cash dividends unless it has provided 30 days prior notice to its regulatory authorities, and its regulatory authorities did not object.

We and our subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and each of our subsidiaries must meet specific capital guidelines that involve quantitative measures of our and our subsidiaries' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our and each of our subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet these minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that could have a material impact on our financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require us and each of our subsidiaries to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). We believe, as of December 31, 2012, that we and each of our subsidiaries met all capital adequacy requirements to which we were subject.

The most recent notifications from the banking regulatory agencies categorized us and each of our subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and each of our subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below.

Our subsidiary banks are required to maintain reserve balances with the Federal Reserve Bank. The required reserve balance was $536,000 at December 31, 2012.

Summit's and its subsidiary bank, Summit Community Bank's ("SCB") actual capital amounts and ratios are also presented in the following table.

	Actual		**Minimum Required Regulatory Capital**		**To be Well Capitalized under Prompt Corrective Action Provisions**	
Dollars in thousands	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2012						
Total Capital (to risk-weighted assets)						
Summit	$ 138,593	14.0%	$ 79,391	8.0%	$ 99,238	10.0%
Summit Community	148,803	15.0%	79,484	8.0%	99,354	10.0%
Tier 1 Capital (to risk-weighted assets)						
Summit	115,221	11.6%	39,695	4.0%	59,543	6.0%
Summit Community	136,231	13.7%	39,742	4.0%	59,613	6.0%
Tier 1 Capital (to average assets)						
Summit	115,221	8.3%	55,591	4.0%	69,489	5.0%
Summit Community	136,231	9.8%	55,581	4.0%	69,476	5.0%
As of December 31, 2011						
Total Capital (to risk-weighted assets)						
Summit	$ 136,060	13.0%	$ 83,617	8.0%	$ 104,522	10.0%
Summit Community	142,329	13.6%	83,604	8.0%	104,505	10.0%
Tier 1 Capital (to risk-weighted assets)						
Summit	109,989	10.5%	41,809	4.0%	62,713	6.0%
Summit Community	129,058	12.3%	41,802	4.0%	62,703	6.0%
Tier 1 Capital (to average assets)						
Summit	109,989	7.6%	58,031	4.0%	72,538	5.0%
Summit Community	129,058	8.9%	57,995	4.0%	72,493	5.0%

Summit Financial Group, Inc. ("Summit") and its bank subsidiary, Summit Community Bank, Inc. (the "Bank"), have entered into informal Memoranda of Understanding ("MOU's") with their respective regulatory authorities. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order.

Under the Summit MOU, Summit has agreed among other things to:

- Summit suspending all cash dividends on its common stock until further notice. Dividends on all preferred stock, as well as interest payments on subordinated notes underlying Summit's trust preferred securities, continue to be permissible; and,
- Summit not incurring any additional debt, other than trade payables, without the prior written consent of the principal banking regulators.

Additional information regarding Summit's MOU is included in Part I. Item 1A – Risk Factors on our Form 10-K for the year ended December 31, 2012.

On October 25, 2012, the Bank entered into a revised MOU ("Bank MOU") which replaced the Bank MOU effective September 24, 2009 and subsequently amended on February 1, 2011. In general, the Bank MOU includes provisions substantially similar to those in the prior Bank MOU with the exception that several provisions deemed no longer applicable by the regulatory authorities were removed and a provision relative to reducing the Bank's levels of classified assets was added.

In summary, we have agreed, among other things, to address the following matters relative to the Bank:

- maintaining a Board committee which monitors and promotes compliance with the provisions of the Bank MOU;
- providing the Bank's regulatory authorities with updated reports of criticized assets and/or formal workout plans for all nonperforming borrower relationships with an aggregate outstanding balance exceeding $1 million;
- developing and submitting to regulatory authorities a written plan to reduce the Bank's risk exposure in each adversely classified credit relationship in excess of $1 million and all OREO;
- establishing procedures to report all loans with balances exceeding $500,000 that have credit weaknesses or that fall outside of the Bank's policy;
- annually reviewing the organizational structure and operations of the Bank's loan department;
- maintaining an adequate allowance for loan and lease losses through charges to current operating income;
- reviewing overall liquidity objectives and developing and submitting to regulatory authorities plans and procedures aimed to improve liquidity and reduce reliance on volatile liabilities;
- preparing comprehensive budgets and earnings forecasts for the Bank and submitting reports comparing actual performance to the budget plan;
- maintaining a minimum Tier 1 Leverage Capital ratio of at least 8% and a Total Risk-based Capital ratio of at least 11%;
- not paying any cash dividends without the prior written consent of the banking regulators; and,
- providing quarterly progress reports to the Bank's regulatory authorities detailing steps taken to comply with the Bank MOU.

NOTE 17. SEGMENT INFORMATION

We operate two business segments: community banking and an insurance agency. These segments are primarily identified by the products or services offered. The community banking segment consists of our full service banks which offer customers traditional banking products and services through various delivery channels. The insurance agency segment consists of three insurance agency offices that sell insurance products. The accounting policies discussed throughout the notes to the consolidated financial statements apply to each of our business segments.

Intersegment revenue and expense consists of management fees allocated to the bank and Summit Insurance Services, LLC for overall direction in the areas of strategic planning, investment portfolio management, asset/liability management, financial reporting and other financial and administrative services. Information for each of our segments is included below:

	December 31, 2012				
Dollars in thousands	**Community Banking**	**Insurance Services**	**Parent**	**Eliminations**	**Total**
Net interest income	$ 41,600	$ -	$ (1,780)	$ -	$ 39,820
Provision for loan losses	8,500	-	-	-	8,500
Net interest income after provision for loan losses	33,100	-	(1,780)	-	31,320
Other income	936	4,422	1,026	(1,044)	5,340
Other expenses	25,146	3,965	1,661	(1,044)	29,728
Income (loss) before income taxes	8,890	457	(2,415)	-	6,932
Income tax expense (benefit)	1,868	184	(833)	-	1,219
Net income	7,022	273	(1,582)	-	5,713
Dividends on preferred shares	-	-	777	-	777
Net income applicable to common shares	$ 7,022	$ 273	$ (2,359)	$ -	$ 4,936
Intersegment revenue (expense)	$ (942)	$ (102)	$ 1,044	$ -	$ -
Average assets	$ 1,477,636	$ 6,399	$ 154,506	$ (217,440)	$ 1,421,101

	December 31, 2011				
Dollars in thousands	**Community Banking**	**Insurance Services**	**Parent**	**Eliminations**	**Total**
Net interest income	$ 41,658	$ -	$ (1,814)	$ -	$ 39,844
Provision for loan losses	10,000	-	-	-	10,000
Net interest income after provision for loan losses	31,658	-	(1,814)	-	29,844
Other income	(167)	4,606	2,155	(1,044)	5,550
Other expenses	25,472	4,216	1,641	(1,044)	30,285
Income (loss) before income taxes	6,019	390	(1,300)	-	5,109
Income tax expense (benefit)	1,304	158	(427)	-	1,035
Net income	4,715	232	(873)	-	4,074
Dividends on preferred shares	-	-	371	-	371
Net income applicable to common shares	$ 4,715	$ 232	$ (1,244)	$ -	$ 3,703
Intersegment revenue (expense)	$ (942)	$ (102)	$ 1,044	$ -	$ -
Average assets	$ 1,532,600	$ 6,618	$ 143,379	$ (212,803)	$ 1,469,794

	December 31, 2010				
Dollars in thousands	**Community Banking**	**Insurance Services**	**Parent**	**Eliminations**	**Total**
Net interest income	$ 42,069	$ -	$ (1,917)	$ -	$ 40,152
Provision for loan losses	21,350	-	-	-	21,350
Net interest income after provision for loan losses	20,719	-	(1,917)	-	18,802
Other income	2,713	4,674	1,435	(1,083)	7,739
Other expenses	26,563	4,258	1,733	(1,083)	31,471
Income (loss) before income taxes	(3,131)	416	(2,215)	-	(4,930)
Income tax expense (benefit)	(2,293)	167	(829)	-	(2,955)
Net income	(838)	249	(1,386)	-	(1,975)
Dividends on preferred shares	-	-	297	-	297
Net income applicable to common shares	$ (838)	$ 249	$ (1,683)	$ -	$ (2,272)
Intersegment revenue (expense)	$ (969)	$ (114)	$ 1,083	$ -	$ -
Average assets	$ 1,560,002	$ 6,910	$ 141,550	$ (196,320)	$ 1,512,142

NOTE 18. EARNINGS PER SHARE

The computations of basic and diluted earnings per share ("EPS") follow:

	For the Year Ended December 31,								
	2012			2011			2010		
Dollars in thousands, except per share amounts	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share	Income (Numerator)	Common Shares (Denominator)	Per Share
Net income	$ 5,713			$ 4,074			$ (1,975)		
Less preferred stock dividends	(777)			(371)			(297)		
Basic EPS	$ 4,936	7,425,472	$ 0.66	$ 3,703	7,425,472	$ 0.50	$ (2,272)	7,425,472	$ (0.31)
Effect of dilutive securities:									
Stock options	-	1,152		-	-		-	-	
Series 2011 convertible preferred stock	480	1,500,000		74	238,182		-	-	
Series 2009 convertible preferred stock	297	674,545		297	674,545		-	-	
Diluted EPS	$ 5,713	9,601,169	$ 0.60	$ 4,074	8,338,199	$ 0.49	$ (2,272)	7,425,472	$ (0.31)

Stock option grants and the convertible preferred shares are disregarded in this computation if they are determined to be anti-dilutive. Our anti-dilutive stock options at December 31, 2012, 2011, and 2010, totaled 244,700 shares, 312,180 shares, and 312,180 shares, respectively. Our anti-dilutive convertible preferred shares totaled 674,545 shares at December 31, 2010.

NOTE 19. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Our investment in our wholly-owned subsidiaries is presented on the equity method of accounting. Information relative to our balance sheets at December 31, 2012 and 2011, and the related statements of income and cash flows for the years ended December 31, 2012, 2011 and 2010, are presented as follows:

Balance Sheets

Dollars in thousands	December 31, 2012	2011
Assets		
Cash	$ 5,495	$ 8,466
Investment in subsidiaries, eliminated in consolidation	148,951	141,098
Securities available for sale	422	92
Premises and equipment	-	12
Accrued interest receivable	3	2
Cash surrender value of life insurance policies	44	43
Other assets	1,502	1,425
Total assets	$ 156,417	$ 151,138
Liabilities and Shareholders' Equity		
Short-term borrowings	$ -	$ -
Long-term borrowings	8,575	9,929
Subordinated debentures	16,800	16,800
Subordinated debentures owed to unconsolidated subsidiary trusts	19,589	19,589
Other liabilities	2,898	2,254
Total liabilities	47,862	48,572
Preferred stock and related surplus, authorized 250,000 shares:		
Series 2009, 8% Non-cumulative convertible preferred stock, par value $1.00; issued 3,710 shares	3,519	3,519
Series 2011, 8% Non-cumulative convertible preferred stock, par value $1.00; issued 12,000 shares	5,807	5,807
Common stock and related surplus, $2.50 par value, authorized 20,000,000 shares; issued 7,425,472 shares	24,520	24,518
Retained earnings	69,841	64,904
Accumulated other comprehensive income	4,868	3,818
Total shareholders' equity	108,555	102,566
Total liabilities and shareholders' equity	$ 156,417	$ 151,138

Statements of Income

Dollars in thousands	For the Year Ended December 31, 2012	2011	2010
Income			
Dividends from subsidiaries	$ 500	$ 500	$ 500
Other dividends and interest income	41	19	17
Realized securities gains (losses)	(18)	1,112	343
Management and service fees from subsidiaries	1,044	1,044	1,083
Total income	1,567	2,675	1,943
Expense			
Interest expense	1,821	1,833	1,934
Operating expenses	1,661	1,641	1,724
Total expenses	3,482	3,474	3,658
Income (loss) before income taxes and equity in undistributed income of subsidiaries	(1,915)	(799)	(1,715)
Income tax (benefit)	(833)	(426)	(829)
Income (loss) before equity in undistributed income of subsidiaries	(1,082)	(373)	(886)
Equity in (distributed) undistributed income of subsidiaries	6,795	4,447	(1,089)
Net income (loss)	5,713	4,074	(1,975)
Dividends on preferred shares	777	371	297
Net income (loss) applicable to common shares	$ 4,936	$ 3,703	$ (2,272)

Statements of Cash Flows

Dollars in thousands	For the Year Ended December 31, 2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ **5,713**	$ 4,074	$ (1,975)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in (undistributed) distributed net income of subsidiaries	**(6,795)**	(4,447)	1,089
Deferred tax (benefit)	**(61)**	(11)	(120)
Depreciation	**12**	21	113
Realized securities (gains) losses	**18**	(1,112)	(343)
Stock compensation expense	**2**	10	-
(Increase) decrease in cash surrender value of bank owned life insurance	**(1)**	5	(11)
(Increase) decrease in other assets	**(11)**	44	(729)
Increase in other liabilities	**599**	439	883
Net cash provided by (used in) operating activities	**(524)**	(977)	(1,093)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in subsidiaries	**-**	-	(4,824)
Proceeds sales of available for sale securities	**648**	1,130	356
Principal payments received on available for sale securities	**662**	-	-
Purchase of available for sale securities	**(1,672)**	-	-
Proceeds from sales of premises and equipment	**-**	-	5,552
Purchases of premises and equipment	**-**	-	(4)
Proceeds from sale of other assets	**-**	-	1,322
Net cash provided by (used in) investing activities	**(362)**	1,130	2,402
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid on preferred stock	**(731)**	(297)	(297)
Net (decrease) in short-term borrowings	**-**	-	(2,666)
Repayment of long-term borrowings	**(1,354)**	(1,805)	(902)
Net proceeds from issuance of preferred stock	**-**	5,807	-
Net cash provided by (used in) financing activities	**(2,085)**	3,705	(3,865)
Increase (decrease) in cash	**(2,971)**	3,858	(2,556)
Cash:			
Beginning	**8,466**	4,608	7,164
Ending	$ **5,495**	$ 8,466	$ 4,608
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ **1,824**	$ 1,832	$ 1,941

NOTE 20. QUARTERLY FINANCIAL DATA (Unaudited)

A summary of our unaudited selected quarterly financial data is as follows:

	2012			
Dollars in thousands, except per share amounts	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	$ 16,797	$ 16,278	$ 15,589	$ 15,220
Net interest income	10,018	9,971	9,935	9,896
Net income (loss)	1,698	913	997	2,105
Net income (loss) applicable to common shares	1,504	719	803	1,910
Basic earnings per share	$ 0.20	$ 0.10	$ 0.11	$ 0.26
Diluted earnings per share	$ 0.18	$ 0.09	$ 0.10	$ 0.22

	2011			
Dollars in thousands, except per share amounts	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	$ 18,200	$ 18,109	$ 17,652	$ 17,086
Net interest income	10,102	10,160	9,921	9,661
Net income (loss)	(248)	905	1,936	1,480
Net income (loss) applicable to common shares	(322)	831	1,862	1,331
Basic earnings per share	$ (0.04)	$ 0.11	$ 0.25	$ 0.18
Diluted earnings per share	$ (0.04)	$ 0.11	$ 0.24	$ 0.16

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted as of December 31, 2012, an evaluation of the effectiveness of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2012 were effective.

Management's Report on Internal Control Over Financial Reporting: Information required by this item is set forth on page 45.

Attestation Report of the Registered Public Accounting Firm: Information required by this item is set forth on pages 46 and 47.

Changes in Internal Control Over Financial Reporting: There were no changes in our internal control over financial reporting during the fourth quarter for the year ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III.

Item 10. Directors, Executive Officers, and Corporate Governance

Information required by this item is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance", under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2016", "DIRECTORS WHOSE TERMS EXPIRE IN 2015, "DIRECTORS WHOSE TERMS EXPIRE IN 2014", and "EXECUTIVE OFFICERS" and under the captions "Family Relationships" "Director Qualifications and Review of Director Nominees" and "Audit and Compliance Committee" in our *2013 Proxy Statement*, and is incorporated herein by reference.

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, chief accounting officer, and all directors, officers and employees. We have posted this Code of Ethics on our internet website at www.summitfgi.com under "Governance Documents". Any amendments to or waivers from any provision of the Code of Ethics applicable to the chief executive officer, chief financial officer, or chief accounting officer will be disclosed by timely posting such information on our internet website.

There have been no material changes to the procedures by which shareholders may recommend nominees since the disclosure of the procedures in our 2012 proxy statement.

Item 11. Executive Compensation

Information required by this item is set forth under the heading "EXECUTIVE COMPENSATION" in our *2013 Proxy Statement*, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information on our stock option plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by stockholders	249,700	$ 18.98	350,000
Equity compensation plans not approved by stockholders	-	-	-
Total	249,700	$ 18.98	350,000

The remaining information required by this item is set forth under the caption "Security Ownership of Directors and Officers" and under the headings "NOMINEES FOR DIRECTOR WHOSE TERMS EXPIRE IN 2016", "DIRECTORS WHOSE TERMS EXPIRE IN 2015", "DIRECTORS WHOSE TERMS EXPIRE IN 2014", "PRINCIPAL SHAREHOLDER" and "EXECUTIVE OFFICERS" in our *2013 Proxy Statement*, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is set forth under the captions "Transactions with Related Persons" and "Independence of Directors and Nominees" in our *2013 Proxy Statement*, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth under the caption "Fees to Arnett Foster Toothman, PLLC" in our *2013 Proxy Statement*, and is incorporated herein by reference.

PART IV.

Item 15. Exhibits, Financial Statement Schedules

All financial statements and financial statement schedules required to be filed by this Form or by Regulation S-X, which are applicable to the Registrant, have been presented in the financial statements and notes thereto in Item 8 in Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 7 or elsewhere in this filing where appropriate. The listing of exhibits follows:

Exhibit Number		Exhibit Description	Filed Herewith	Incorporated by Reference*		
				Form	Exhibit	Filing Date
(3) Articles of Incorporation and By-Laws:						
	(i)	Amended and Restated Articles of Incorporation of Summit Financial Group, Inc.		10-Q	3.i	3/31/2006
	(ii)	Articles of Amendment 2009		8-K	3.1	9/30/2009
	(iii)	Articles of Amendment 2011		8-K	3.1	11/03/2011
	(iv)	Amended and Restated By-laws of Summit Financial Group, Inc.		10-Q	3.2	6/30/2006
(10) Material Contracts						
	(i)	Amended and Restated Employment Agreement with H. Charles Maddy, III		10-K	10.1	12/31/2008
	(ii)	First Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	02/04/2010
	(iii)	Second Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	12/14/2010
	(iv)	Third Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	02/23/2012
	(v)	Fourth Amendment to Amended and Restated Employment Agreement with H. Charles Maddy, III		8-K	10.1	02/21/2013
	(vi)	Change in Control Agreement with H. Charles Maddy, III		10-K	10.2	12/31/2008
	(vii)	Executive Salary Continuation Agreement with H. Charles Maddy, III		10-K	10.3	12/31/2008
	(viii)	Form of Amended and Restated Employment Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings		10-K	10.4	12/31/2008
	(ix)	First Amendment to Amended and Restated Employment Agreement with Patrick N. Frye		10-K	10.8	12/31/2011
	(x)	Form of Executive Salary Continuation Agreement entered into with Robert S. Tissue, Patrick N. Frye and Scott C. Jennings		10-K	10.5	12/31/2008
	(xi)	Second Amended and Restated Employment Agreement with Douglas T. Mitchell		10-Q	10.1	03/31/2011
	(xii)	First Amendment to Executive Salary Continuation Agreement with Douglas T. Mitchell		10-K	10.11	12/31/2011
	(xiii)	Amended and Restated Employment Agreement with Bradford E. Ritchie		10-K	10.12	12/31/2011
	(xiv)	Executive Salary Continuation Agreement with Bradford E. Ritchie		10-K	10.13	12/31/2011
	(xv)	Form of Executive Salary Continuation Agreement entered into with Ronald F. Miller and C. David Robertson		10-K	10.9	12/31/2008

Exhibit Number		Exhibit Description	Filed Herewith	Incorporated by Reference*		
				Form	Exhibit	Filing Date
	(xvi)	Form of Indemnification Agreement between Summit and each Director of Summit		8-K	1.01	02/12/2009
	(xvii)	1998 Officers Stock Option Plan		10-QSB	10	06/30/1998
	(xviii)	Board Attendance and Compensation Policy, as amended		10-K	10.13	12/31/2010
	(xix)	Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.10	12/31/2005
	(xx)	Amendment No. 1 to Directors Deferral Plan		10-K	10.11	12/31/2005
	(xxi)	Amendment No. 2 to Directors Deferral Plan		10-K	10.14	12/31/2008
	(xxii)	Summit Community Bank, Inc. Amended and Restated Directors Deferral Plan		10-K	10.15	12/31/2008
	(xxiii)	Rabbi Trust for The Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.16	12/31/2008
	(xxiv)	Amendment No. One to Rabbi Trust for Summit Financial Group, Inc. Directors Deferral Plan		10-K	10.17	12/31/2008
	(xxv)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Capital State Bank, Inc.) Directors Deferral Plan		10-K	10.18	12/31/2008
	(xxvi)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to Shenandoah Valley National Bank, Inc.) Directors Deferral Plan		10-K	10.19	12/31/2008
	(xxvii)	Amendment No. One to Rabbi Trust for Summit Community Bank, Inc. (successor in interest to South Branch Valley National Bank) Directors Deferral Plan		10-K	10.20	12/31/2008
	(xxviii)	Summit Financial Group, Inc. Incentive Plan		8-K	10.2	12/14/2007
	(xxix)	Summit Community Bank Incentive Compensation Plan		8-K	10.4	12/14/2007
	(xxx)	Form of Non-Qualified Stock Option Grant Agreement		10-Q	10.3	03/31/2006
	(xxxi)	Form of First Amendment to Non-Qualified Stock Option Grant Agreement		10-Q	10.4	03/31/2006
	(xxxii)	2009 Officer Stock Option Plan		8-K	10.1	05/14/2009
(12)	Statements Re: Computation of Ratios			10-K	12	12/31/2008
(21)	Subsidiaries of Registrant			10-K	21	12/31/2008
(23)	Consent of Arnett Foster Toothman, P.L.L.C		X			
(24)	Power of Attorney		X			
(31.1)	Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer		X			
(31.2)	Sarbanes-Oxley Act Section 302 Certification of Chief Financial Officer		X			
(32.1)**	Sarbanes-Oxley Act Section 906 Certification of Chief Executive Officer		X			
(32.2)**	Sarbanes-Oxley Act Section 906 Certification of Chief Financial Officer		X			
(101)***	Interactive data file (XBRL)		X			

* The SEC reference number for all exhibits incorporated by reference is 0-16587.

** Furnished, not filed.

*** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.
a West Virginia Corporation
(registrant)



By:______________________ 2 / 28 /2013
H. Charles Maddy, III — Date
President & Chief Executive Officer



By:______________________ 2 / 28 /2013
Julie R. Cook — Date
Vice President &
Chief Accounting Officer



By:______________________ 2 / 28 /2013
Robert S. Tissue — Date
Senior Vice President &
Chief Financial Officer

The Directors of Summit Financial Group, Inc. executed a power of attorney appointing Robert S. Tissue and/or Julie R. Cook their attorneys-in-fact, empowering them to sign this report on their behalf.



By:______________________ 2 / 28 /2013
Robert S. Tissue — Date
Attorney-in-fact

Locations and Markets

- **Summit Community Bank**
  www. mysummit.com
  1-877-77-MYSCB (1-877-776-9722)
- **Summit Financial Services**
  a division of Summit Community Bank
- **Summit Insurance Services, LLC**
- **Kelly Insurance Agency**
  a division of Summit Insurance Services, LLC


Maryland
Martinsburg
Moorefield
Winchester
Leesburg
Petersburg
Mathias
West Virginia
Franklin
Warrenton
Charleston
Harrisonburg
Rupert
Rainelle
Virginia
Washington

Shareholder Information

Shareholder Assistance and General Corporate Information

Shareholders seeking assistance and others seeking general corporate information should contact:

Teresa D. Ely
Director of Shareholder Relations
Summit Financial Group, Inc.
Post Office Box 179
Moorefield, West Virginia 26836
(304) 530-0526
Email: tely@summtfgi.com

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
www.rtco.com

Common Stock Listing
Our common stock is listed on the NASDAQ Capital Market trading under the symbol SMMF.


Summit
FINANCIAL GROUP
Strength. Vision. Prosperity.

Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836
(304) 530-1000

summitfgi.com